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**(212) 849-7228**

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**lukenikas@quinnemanuel.com**

May 14, 2026

**VIA EDGAR**

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549-8626

Re: **Form 40-33 – Civil Action Documents Filed Against FS KKR Capital Corp. (File No. 814-00757)**

Dear Sir or Madam:

On behalf of FS KKR Capital Corp. (the "Company"), and pursuant to Section 33 of the Investment Company Act of 1940, as amended, please find enclosed for filing copies of the following complaints involving the Company:

1. A federal securities class action complaint, filed in the United States District Court for the Eastern District of Pennsylvania on May 4, 2026, by Calvin Stuart on behalf of himself and a putative class of purchasers of securities of the Company against the Company and certain of its officers.

2. A shareholder derivative complaint, filed in the United States District Court for the Eastern District of Pennsylvania on May 12, 2026, by Theodore Goodman derivatively on behalf of the Company as nominal defendant, against certain of its officers and directors.

The federal securities class action complaint is captioned *Stuart v. FS KKR Capital Corp. et al.*, No. 2:26-cv-02969 (E.D. Pa.), and the shareholder derivative complaint is captioned *Goodman v. Forman et al.*, No. 2:26-cv-03240 (E.D. Pa.).

If you have any questions regarding the foregoing, please do not hesitate to contact me.

Sincerely,

*/s/ Luke Nikas*

Luke Nikas

quinn emanuel urquhart & sullivan, llp
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## UNITED STATES DISTRICT COURT
## EASTERN DISTRICT OF PENNSYLVANIA

| | |
|---|---|
| CALVIN STUART, Individually and on Behalf of All Others Similarly Situated,<br><br>Plaintiff,<br><br>v.<br><br>FS KKR CAPITAL CORP., MICHAEL C. FORMAN, and STEVEN LILLY,<br><br>Defendants. | Case No.<br><br>**CLASS ACTION COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS**<br><br>**DEMAND FOR JURY TRIAL** |

Plaintiff Calvin Stuart ("Plaintiff"), individually and on behalf of all others similarly situated, by and through his attorneys, alleges the following upon information and belief, except as to those allegations concerning Plaintiff, which are alleged upon personal knowledge. Plaintiff's information and belief is based upon, among other things, his counsel's investigation, which includes without limitation: (a) review and analysis of regulatory filings made by FS KKR Capital Corp. ("FS KKR Capital" or the "Company") with the United States ("U.S.") Securities and Exchange Commission ("SEC"); (b) review and analysis of press releases and media reports issued by and disseminated by FS KKR Capital; and (c) review of other publicly available information concerning FS KKR Capital.

## NATURE OF THE ACTION AND OVERVIEW

1.      This is a class action on behalf of persons and entities that purchased or otherwise acquired FS KKR Capital securities between May 8, 2024 and February 25, 2026, inclusive (the "Class Period"). Plaintiff pursues claims against the Defendants under the Securities Exchange Act of 1934 (the "Exchange Act").

2.      FS KKR Capital is a private credit firm, also known a Business Development Company, which specializes in making private loans to companies. FS KKR Capital's business operates by making loans to other businesses (also called "debt investments"), the Company's principle source of revenue is then interest income earned on these debt investments, as well as other fees and dividends from the companies it invests in.

3.      For five consecutive quarters through the first quarter of 2025, the Company had claimed it was establishing an improved portfolio credit profile, and that any non-accrual issues with legacy investments were being adequately addressed through restructuring.

4.      On August 6, 2025, after the market closed, the Company reported second quarter 2025 earnings,[1] revealing that the Company's net asset value had declined to $21.93 per share, down $1.44, or 6.2% from the prior quarter, and the total fair value of investments fell ***$474 million***, to $13,648 million. Moreover, the Company report earnings (loss) per share of negative $0.75, down $1.18 or ***274.4%*** from the prior quarter, and a total net realized and unrealized loss per share of negative $1.36, down $1.12 or ***466.7%*** from the prior quarter. Further, investments on non-accrual status rose to 3.0% and 5.3% of the total investment portfolio at fair value and amortized cost, respectively, compared to 2.1% and 3.5% in the prior quarter. However, the Company maintained that its "operating results and corresponding net asset value" were merely "impacted by ***company specific issues*** affecting four portfolio companies, each of which have been discussed on prior earnings calls."

5.      In an accompanying earnings call held the same day, management identified the four companies at issue as Production Resource Group, 48forty, Kellermeyer Bergensons Services, and Worldwise.

6.      On this news, share prices fell $1.66 or 8.20% to close at $18.58 per share on August 7, 2025, on unusually heavy trading volume.

7.      Then, on February 25, 2026, after the market closed, the Company announced fourth quarter and full year 2025 earnings, revealing net asset value had continued to decline to $20.89, down $1.10 or 5% from prior quarter, and the total fair value of investments fell another ***$406 million***, to $13,009 million. Moreover, the Company report earnings (loss) per share of negative $0.41, down $1.17 or ***153.9%*** from the prior quarter, and a total net realized and

---

[1] Unless otherwise stated, all emphasis in bold and italics hereinafter is added, and all footnotes are omitted.

unrealized loss per share of negative $0.89, down $1.08 or ***568.421%*** from the prior quarter. Further, investments on non-accrual status again rose to 3.4% and 5.5% of the total investment portfolio at fair value and amortized cost, respectively, compared to 2.9% and 5.0% in the prior quarter. The Company also "acknowledge[d] specific challenges" with additional companies and cut its dividend to $0.48 per share (previously $0.70).

8.      In the accompanying earnings call, the Company's Chief Investment Officer, Pietrzak, was forced to acknowledge that its "recent underperformance reflects challenges in certain legacy investments" in addition to those previously discussed, including Medallia and Cubic Corp. Further, challenges ran much deeper, as the Company revealed issues with the identified companies only accounted for "***50% of net realized and unrealized losses.***" Finally, Pietrzak was forced to "acknowledge that this nonaccrual rate is above the long-term BDC industry average cost basis, nonaccrual rate of approximately 3.8%."

9.      On this news, the Company's stock price fell $2.03 or 15.24%, to close at $11.29 per share on February 26, 2026, on unusually heavy trading volume.

10.     Throughout the Class Period, Defendants made materially false and/or misleading statements, as well as failed to disclose material adverse facts about the Company's business, operations, and prospects. Specifically, Defendants failed to disclose to investors: (1) the Company overstated the effectiveness of its portfolio restructuring efforts for its nonaccrual companies; (2) the Company overstated the valuation of its portfolio investments and/or overstated the effectiveness of the Company's portfolio valuation process; (3) the Company overstated the durability of its quarterly distribution strategy; and (4) that, as a result of the foregoing, Defendants' positive statements about the Company's business, operations, and prospects were materially misleading and/or lacked a reasonable basis.

11.     As a result of Defendants' wrongful acts and omissions, and the precipitous decline in the market value of the Company's securities, Plaintiff and other Class members have suffered significant losses and damages.

## JURISDICTION AND VENUE

12.     The claims asserted herein arise under Sections 10(b) and 20(a) of the Exchange Act (15 U.S.C. §§ 78j(b) and 78t(a)) and Rule 10b-5 promulgated thereunder by the SEC (17 C.F.R. § 240.10b-5).

13.     This Court has jurisdiction over the subject matter of this action pursuant to 28 U.S.C. § 1331 and Section 27 of the Exchange Act (15 U.S.C. § 78aa).

14.     Venue is proper in this Judicial District pursuant to 28 U.S.C. § 1391(b) and Section 27 of the Exchange Act (15 U.S.C. § 78aa(c)). Substantial acts in furtherance of the alleged fraud or the effects of the fraud have occurred in this Judicial District. Many of the acts charged herein, including the dissemination of materially false and/or misleading information, occurred in substantial part in this Judicial District. In addition, the Company's principal executive offices are located in this District.

15.     In connection with the acts, transactions, and conduct alleged herein, Defendants directly and indirectly used the means and instrumentalities of interstate commerce, including the United States mail, interstate telephone communications, and the facilities of a national securities exchange.

## PARTIES

16.     Plaintiff Calvin Stuart, as set forth in the accompanying certification, incorporated by reference herein, purchased FS KKR Capital securities during the Class Period, and suffered damages as a result of the federal securities law violations and false and/or misleading statements and/or material omissions alleged herein.

4

17.    Defendant FS KKR Capital is incorporated under the laws of Maryland with its principal executive offices located in Philadelphia, Pennsylvania. FS KKR Capital's common stock trade on the New York Stock Exchange ("NYSE") under the symbol "FSK."

18.    Defendant Michael C. Forman ("Forman") was the Company's Chief Executive Officer ("CEO") at all relevant times.

19.    Defendant Steven Lilly ("Lilly") was the Company's Chief Financial Officer ("CFO") at all relevant times.

20.    Defendants Forman and Lilly (together, the "Individual Defendants"), because of their positions with the Company, possessed the power and authority to control the contents of the Company's reports to the SEC, press releases and presentations to securities analysts, money and portfolio managers and institutional investors, i.e., the market. The Individual Defendants were provided with copies of the Company's reports and press releases alleged herein to be misleading prior to, or shortly after, their issuance and had the ability and opportunity to prevent their issuance or cause them to be corrected. Because of their positions and access to material non-public information available to them, the Individual Defendants knew that the adverse facts specified herein had not been disclosed to, and were being concealed from, the public, and that the positive representations which were being made were then materially false and/or misleading. The Individual Defendants are liable for the false statements pleaded herein.

## SUBSTANTIVE ALLEGATIONS

### Background

21.    FS KKR Capital Corp. is a private credit firm, also known a Business Development Company ("BDC"), which specializes in making private loans to companies. FS KKR's business operates by making loans to other businesses (also known as debt investments), the Company's

principle source of revenue is then interest income earned on these debt investments, as well as other fees and dividends from the companies it invests in.

22.     As a BDC, FS KKR is limited by statute in the amount of debt it can incur relative to its NAV. This is to ensure minimum asset coverage requirements are met and protect investors in case of default. If a BDC's portfolio experiences defaults or other issues, the company must assess the fair value of its assets and reduce the NAV it reports. A lower NAV, while debt remains constant, increases the debt-to-equity ratio, potentially forcing the BDC to sell assets to remain compliant with the asset coverage requirement. Thus, investors closely monitor NAV as a key financial metric when determining the overall health of the Company's portfolio. NAV is most often reported in its value relative to the company's shares.

**Materially False and Misleading**

**Statements Issued During the Class Period**

23.     The Class Period begins on May 8, 2024. On that day, FS KKR Capital issued a press release announcing its results for the quarter ended March 31, 2024. The press release touted the Company's supposed financial and operational results for the first quarter of 2024, including that the Company "*made significant progress restructuring certain non-accruing investments*" and the "*long-term earnings power of FSK continues to be healthy*, and we have *confidence in our ability to continue to reward shareholders with attractive distributions*." Specifically, the press release stated as follows, in relevant part:

> **Financial and Operating Highlights for the Quarter Ended March 31, 2024**
>
> • Net investment income of $0.76 per share, compared to $0.71 per share for the quarter ended December 31, 2023
>
> • Adjusted net investment income of $0.73 per share, compared to $0.75 per share for the quarter ended December 31, 2023

6

• Net asset value of $24.32 per share, compared to $24.46 per share as of December 31, 2023

• Total net realized and unrealized loss of $0.14 per share, compared to a total net realized and unrealized loss of $0.39 per share for the quarter ended December 31, 2023

• Adjusted net realized and unrealized loss of $0.11 per share, compared to adjusted net realized and unrealized loss of $0.36 per share for the quarter ended December 31, 2023

• Earnings per Share of $0.62, compared to Earnings per Share of $0.32 for the quarter ended December 31, 2023

<p align="center">*        *        *</p>

"We had an active start to 2024, as FSK generated $0.73 per share of Adjusted Net Investment Income and an annualized ROE of 10%." said Michael C. Forman, Chief Executive Officer & Chairman. "During the first quarter our investment activity increased, our liquidity position remained strong, and *we made significant progress restructuring certain non-accruing investments. We believe the long-term earnings power of FSK continues to be healthy, and we have confidence in our ability to continue to reward shareholders with attractive distributions.*"

<p align="center">*        *        *</p>

**Portfolio Highlights as of March 31, 2024**

• Total fair value of investments was $14.2 billion of which 65% was invested in senior secured securities.

<p align="center">*        *        *</p>

• As of March 31, 2024, investments on non-accrual status represented 4.2% and 6.5% of the total investment portfolio at fair value and amortized cost, respectively, compared to 5.5% and 8.9% as of December 31, 2023.

<p align="center">7</p>

24.     On May 8, 2024, the Company submitted its quarterly report for the period ended March 31, 2024 on a Form 10-Q filed with the SEC, affirming the previously reported financial results as well as the Company's alleged assets and liabilities, including its net asset value per share for the period. The report further purported to assure investors that "the Company's board of directors is responsible for overseeing the valuation of the Company's portfolio" and the Company's "disclosure controls and procedures were effective" for the relevant period. Specifically, the report stated as follows, in relevant part:

| | | March 31, 2024 (Unaudited) | | December 31, 2023 |
|---|---|---|---|---|
| **Assets** | | | | |
| Investments, at fair value | | | | |
| Non-controlled/unaffiliated investments (amortized cost—$10,102 and $11,078, respectively) | $ | 9,763 | $ | 10,568 |
| Non-controlled/affiliated investments (amortized cost—$854 and $868, respectively) | | 752 | | 745 |
| Controlled/affiliated investments (amortized cost—$3,850 and $3,474, respectively) | | 3,706 | | 3,336 |
| Total investments, at fair value (amortized cost—$14,806 and $15,420, respectively) | $ | 14,221 | $ | 14,649 |
| Cash | | 234 | | 223 |
| Foreign currency, at fair value (cost—$8 and $8, respectively) | | 8 | | 8 |
| Receivable for investments sold and repaid | | 329 | | 246 |
| Income receivable | | 300 | | 290 |
| Unrealized appreciation on foreign currency forward contracts | | 19 | | 13 |
| Deferred financing costs | | 31 | | 32 |
| Prepaid expenses and other assets | | 10 | | 8 |
| Total assets | $ | 15,152 | $ | 15,469 |
| **Liabilities** | | | | |
| Payable for investments purchased | $ | 0 | $ | — |
| Debt (net of deferred financing costs and discount of $34 and $36, respectively)[1] | | 7,934 | | 8,187 |
| Unrealized depreciation on foreign currency forward contracts | | 2 | | 4 |
| Stockholder distributions payable | | 196 | | 196 |
| Management fees payable | | 55 | | 56 |
| Subordinated income incentive fees payable[2] | | 43 | | 41 |
| Administrative services expense payable | | 6 | | 5 |
| Interest payable | | 91 | | 98 |
| Other accrued expenses and liabilities | | 13 | | 33 |
| Total liabilities | $ | 8,340 | $ | 8,620 |
| Commitments and contingencies[3] | | | | |
| **Stockholders' equity** | | | | |
| Preferred stock, $0.001 par value, 50,000,000 shares authorized, none issued and outstanding | $ | — | $ | — |
| Common stock, $0.001 par value, 750,000,000 shares authorized, 280,066,433 and 280,066,433 shares issued and outstanding, respectively | | 0 | | 0 |
| Capital in excess of par value | | 9,437 | | 9,437 |
| Retained earnings (accumulated deficit)[4] | | (2,625) | | (2,588) |
| Total stockholders' equity | $ | 6,812 | $ | 6,849 |
| Total liabilities and stockholders' equity | $ | 15,152 | $ | 15,469 |
| Net asset value per share of common stock at period end | $ | 24.32 | $ | 24.46 |

*                    *                    *

*The Company's board of directors is responsible for overseeing the valuation of the Company's portfolio investments at fair value as determined in good faith pursuant to the Adviser's valuation policy.* The Company's board of directors has designated the Adviser with day-to-day responsibility for implementing the portfolio valuation process set forth in the Adviser's valuation policy.

<p style="text-align:center">*       *       *</p>

**Evaluation of Disclosure Controls and Procedures**

As required by Rule 13a-15(b) under the Exchange Act, we carried out an evaluation, under the supervision and with the participation of our management, including the chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of March 31, 2024.

*Based on the foregoing, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that we would meet our disclosure obligations.*

25.     On August 6, 2024, FS KKR Capital issued a press release announcing its results for the quarter ended June 30, 2024. The press release touted the Company's supposed financial and operational results for the second quarter of 2024, including that the "workout team's efforts *further reduced our non-accrual investments,*" and the Company's "results enable us to *continue rewarding shareholders with attractive distributions*." Specifically, the press release stated as follows, in relevant part:

**Financial and Operating Highlights for the Quarter Ended June 30, 2024**

• Net investment income of $0.77 per share, compared to $0.76 per share for the quarter ended March 31, 2024

• Adjusted net investment income of $0.75 per share, compared to $0.73 per share for the quarter ended March 31, 2024

• Net asset value of $23.95 per share, compared to $24.32 per share as of March 31, 2024

• Total net realized and unrealized loss of $0.39 per share, compared to a total net realized and unrealized loss of $0.14 per share for the quarter ended March 31, 2024

<p style="text-align:center">9</p>

• Adjusted net realized and unrealized loss of $0.37 per share, compared to adjusted net realized and unrealized loss of $0.11 per share for the quarter ended March 31, 2024

• Earnings per Share of $0.37, compared to Earnings per Share of $0.62 for the quarter ended March 31, 2024

       *          *          *

"The second quarter represented another solid quarter for FSK, as we generated $0.75 per share of Adjusted Net Investment Income, our investment activity increased year-over-year, and ***our workout team's efforts further reduced our non-accrual investments***," said Michael C. Forman, Chief Executive Officer & Chairman. "***Our results enable us to continue rewarding shareholders with attractive distributions***, which we expect will equate to a minimum of $2.90 per share during 2024."

       *          *          *

**Portfolio Highlights as of June 30, 2024**

• Total fair value of investments was $14.1 billion of which 66% was invested in senior secured securities.

       *          *          *

• As of June 30, 2024, investments on non-accrual status represented 1.8% and 4.3% of the total investment portfolio at fair value and amortized cost, respectively, compared to 4.2% and 6.5% as of March 31, 2024.

26.    On August 6, 2024, the Company submitted its quarterly report for the period ended June 30, 2024 on a Form 10-Q filed with the SEC, affirming the previously reported financial results as well as the Company's alleged assets and liabilities, including its net asset value per share for the period. The report further purported to assure investors that "the Company's board of directors is responsible for overseeing the valuation of the Company's portfolio" and the Company's "disclosure controls and procedures were effective" for the relevant period. Specifically, the report stated as follows, in relevant part:

| | June 30, 2024 (Unaudited) | | December 31, 2023 |
|---|---|---|---|
| **Assets** | | | |
| Investments, at fair value | | | |
| Non-controlled/unaffiliated investments (amortized cost—$9,897 and $11,078, respectively) | $ | 9,553 | $ | 10,568 |
| Non-controlled/affiliated investments (amortized cost—$913 and $868, respectively) | | 811 | | 745 |
| Controlled/affiliated investments (amortized cost—$3,910 and $3,474, respectively) | | 3,723 | | 3,336 |
| Total investments, at fair value (amortized cost—$14,720 and $15,420, respectively) | $ | 14,087 | $ | 14,649 |
| Cash | | 408 | | 223 |
| Foreign currency, at fair value (cost—$25 and $8, respectively) | | 25 | | 8 |
| Receivable for investments sold and repaid | | 225 | | 246 |
| Income receivable | | 317 | | 290 |
| Unrealized appreciation on foreign currency forward contracts | | — | | 13 |
| Deferred financing costs | | 29 | | 32 |
| Prepaid expenses and other assets | | 10 | | 8 |
| Total assets | $ | 15,101 | $ | 15,469 |
| **Liabilities** | | | |
| Payable for investments purchased | $ | 1 | $ | — |
| Debt (net of deferred financing costs and discount of $45 and $36, respectively)[1] | | 7,956 | | 8,187 |
| Unrealized depreciation on foreign currency forward contracts | | 4 | | 4 |
| Stockholder distributions payable | | 196 | | 196 |
| Management fees payable | | 54 | | 56 |
| Subordinated income incentive fees payable[2] | | 44 | | 41 |
| Administrative services expense payable | | 7 | | 5 |
| Interest payable | | 117 | | 98 |
| Other accrued expenses and liabilities | | 15 | | 33 |
| Total liabilities | $ | 8,394 | $ | 8,620 |
| Commitments and contingencies[3] | | | |
| **Stockholders' equity** | | | |
| Preferred stock, $0.001 par value, 50,000,000 shares authorized, none issued and outstanding | $ | — | $ | — |
| Common stock, $0.001 par value, 750,000,000 shares authorized, 280,066,433 and 280,066,433 shares issued and outstanding, respectively | | 0 | | 0 |
| Capital in excess of par value | | 9,437 | | 9,437 |
| Retained earnings (accumulated deficit)[4] | | (2,730) | | (2,588) |
| Total stockholders' equity | $ | 6,707 | $ | 6,849 |
| Total liabilities and stockholders' equity | $ | 15,101 | $ | 15,469 |
| Net asset value per share of common stock at period end | $ | 23.95 | $ | 24.46 |

\*        \*        \*

*The Company's board of directors is responsible for overseeing the valuation of the Company's portfolio investments at fair value as determined in good faith pursuant to the Adviser's valuation policy.* The Company's board of directors has designated the Adviser with day-to-day responsibility for implementing the portfolio valuation process set forth in the Adviser's valuation policy.

\*        \*        \*

**Evaluation of Disclosure Controls and Procedures**

As required by Rule 13a-15(b) under the Exchange Act, we carried out an evaluation, under the supervision and with the participation of our management, including the chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of June 30, 2024.

***Based on the foregoing, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that we would meet our disclosure obligations.***

27.     On November 6, 2024, FS KKR Capital issued a press release announcing its results for the quarter ended September 30, 2024. The press release touted the Company's supposed financial and operational results for the third quarter of 2024, including that the Company "***further reduced our non-accrual investments***." Specifically, the press release stated as follows, in relevant part:

**Financial and Operating Highlights for the Quarter Ended September 30, 2024**

• Net investment income of $0.77 per share, compared to $0.77 per share for the quarter ended June 30, 2024

• Adjusted net investment income(2) of $0.74 per share, compared to $0.75 per share for the quarter ended June 30, 2024

• Net asset value of $23.82 per share, compared to $23.95 per share as of June 30, 2024

• Total net realized and unrealized loss of $0.20 per share, compared to a total net realized and unrealized loss of $0.39 per share for the quarter ended June 30, 2024

• Adjusted net realized and unrealized loss(2) of $0.17 per share, compared to adjusted net realized and unrealized loss of $0.37 per share for the quarter ended June 30, 2024

• Earnings per Share of $0.57, compared to Earnings per Share of $0.37 for the quarter ended June 30, 2024

<p style="text-align:center">*    *    *</p>

"During the third quarter FSK outperformed its public guidance by earning $0.74 per share of Adjusted Net Investment Income. We also originated approximately $1.1 billion of new investments and ***further reduced our non-accrual investments.*** As we begin focusing on 2025, we are optimistic that the economy's strong underpinnings will help facilitate what could be a measurable increase in M&A activity," stated Michael C. Forman, Chief Executive Officer & Chairman.

                    *                    *                    *

**Portfolio Highlights as of September 30, 2024**

• Total fair value of investments was $13.9 billion of which 67% was invested in senior secured securities.

                    *                    *                    *

• As of September 30, 2024, investments on non-accrual status represented 1.7% and 3.8% of the total investment portfolio at fair value and amortized cost, respectively, compared to 1.8% and 4.3% as of June 30, 2024.

28.      On November 6, 2024, the Company submitted its quarterly report for the period ended September 30, 2024 on a Form 10-Q filed with the SEC, affirming the previously reported financial results as well as the Company's alleged assets and liabilities, including its net asset value per share for the period. The report further purported to assure investors that "the Company's board of directors is responsible for overseeing the valuation of the Company's portfolio" and the Company's "disclosure controls and procedures were effective" for the relevant period. Specifically, the report stated as follows, in relevant part:

|  | September 30, 2024 (Unaudited) | December 31, 2023 |
|---|---|---|
| **Assets** | | |
| Investments, at fair value | | |
| Non-controlled/unaffiliated investments (amortized cost—$9,753 and $11,078, respectively) | $ 9,407 | $ 10,568 |
| Non-controlled/affiliated investments (amortized cost—$862 and $868, respectively) | 838 | 745 |
| Controlled/affiliated investments (amortized cost—$3,939 and $3,474, respectively) | 3,698 | 3,336 |
| Total investments, at fair value (amortized cost—$14,554 and $15,420, respectively) | 13,943 | 14,649 |
| Cash and cash equivalents | 366 | 223 |
| Foreign currency, at fair value (cost—$5 and $8, respectively) | 5 | 8 |
| Receivable for investments sold and repaid | 468 | 246 |
| Income receivable | 313 | 290 |
| Unrealized appreciation on foreign currency forward contracts | 0 | 13 |
| Deferred financing costs | 27 | 32 |
| Prepaid expenses and other assets | 27 | 8 |
| **Total assets** | $ 15,149 | $ 15,469 |
| **Liabilities** | | |
| Payable for investments purchased | $ 1 | $ — |
| Debt (net of deferred financing costs and discount of $42 and $36, respectively)[1] | 8,060 | 8,187 |
| Unrealized depreciation on foreign currency forward contracts | 10 | 4 |
| Stockholder distributions payable | 196 | 196 |
| Management fees payable | 54 | 56 |
| Subordinated income incentive fees payable[2] | 44 | 41 |
| Administrative services expense payable | 5 | 5 |
| Interest payable | 99 | 98 |
| Other accrued expenses and liabilities | 9 | 33 |
| **Total liabilities** | 8,478 | 8,620 |
| Commitments and contingencies[3] | | |
| **Stockholders' equity** | | |
| Preferred stock, $0.001 par value, 50,000,000 shares authorized, none issued and outstanding | — | — |
| Common stock, $0.001 par value, 750,000,000 shares authorized, 280,066,433 and 280,066,433 shares issued and outstanding, respectively | 0 | 0 |
| Capital in excess of par value | 9,437 | 9,437 |
| Retained earnings (accumulated deficit)[4] | (2,766) | (2,588) |
| **Total stockholders' equity** | 6,671 | 6,849 |
| **Total liabilities and stockholders' equity** | $ 15,149 | $ 15,469 |
| Net asset value per share of common stock at period end | $ 23.82 | $ 24.46 |

\*                    \*                    \*

*The Company's board of directors is responsible for overseeing the valuation of the Company's portfolio investments at fair value as determined in good faith pursuant to the Adviser's valuation policy.* The Company's board of directors has designated the Adviser with day-to-day responsibility for implementing the portfolio valuation process set forth in the Adviser's valuation policy.

\*                    \*                    \*

**Evaluation of Disclosure Controls and Procedures**

14

As required by Rule 13a-15(b) under the Exchange Act, we carried out an evaluation, under the supervision and with the participation of our management, including the chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of September 30, 2024.

***Based on the foregoing, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that we would meet our disclosure obligations***.

29.    On February 26, 2025, FS KKR Capital issued a press release announcing its results for the quarter and year ended December 31, 2024. The press release toted the Company's supposed financial and operational results for the fourth quarter and full year 2024, including the Company's alleged "***portfolio stability***." Specifically, the press release stated as follows, in relevant part:

**Financial and Operating Highlights for the Quarter Ended December 31, 2024**

• Net investment income of $0.61 per share, compared to $0.77 per share for the quarter ended September 30, 2024

• Adjusted net investment income of $0.66 per share, compared to $0.74 per share for the quarter ended September 30, 2024

• Net asset value of $23.64 per share, compared to $23.82 per share as of September 30, 2024 and $24.46 per share as of December 31, 2023

• Total net realized and unrealized loss of $0.09 per share, compared to a total net realized and unrealized loss of $0.20 per share for the quarter ended September 30, 2024

• Adjusted net realized and unrealized loss of $0.07 per share, compared to adjusted net realized and unrealized loss of $0.17 per share for the quarter ended September 30, 2024

• Earnings per Share of $0.52, compared to Earnings per Share of $0.57 for the quarter ended September 30, 2024

                    *                    *                    *

**Financial and Operating Highlights for the Year Ended December 31, 2024**

• Net investment income of $2.90 per share, compared to $3.18 per share for the year ended December 31, 2023

15

• Adjusted net investment income of $2.88 per share, compared to $3.11 per share for the year ended December 31, 2023

• Total net realized and unrealized loss of $0.81 per share, compared to a total net realized and unrealized loss of $0.70 per share for the year ended December 31, 2023

• Adjusted net realized and unrealized loss of $0.72 per share, compared to adjusted net realized and unrealized loss of $0.56 per share for the year ended December 31, 2023

*       *       *

"As we conclude the fourth quarter of 2024, we are pleased with our continued strong performance, highlighted by disciplined capital deployment, portfolio stability, and a well-laddered, diversified capital structure," said Michael C. Forman, Chief Executive Officer & Chairman. "Looking ahead, our $4.8 billion of available liquidity will serve as a significant strength as private market activity continues to build."

*       *       *

**Portfolio Highlights as of December 31, 2024**

• Total fair value of investments was $13.5 billion of which 63.8% was invested in senior secured securities.

*       *       *

• As of December 31, 2024, investments on non-accrual status represented 2.2% and 3.7% of the total investment portfolio at fair value and amortized cost, respectively, compared to 1.7% and 3.8% as of September 30, 2024.

30.    On February 26, 2025, the Company submitted its annual report for the fiscal year ended December 31, 2024 on a Form 10-K filed with the SEC (the "FY24 10-K"). The FY24 10-K affirmed the previously reported financial results as well as the Company's alleged assets and liabilities, including its net asset value per share for the period, as follows in relevant part:

| | | December 31, | | |
|---|---|---|---|---|
| | | **2024** | | **2023** |
| **Assets** | | | | |
| Investments, at fair value | | | | |
| Non-controlled/unaffiliated investments (amortized cost—$8,830 and 11,078, respectively) | $ | 8,573 | $ | 10,568 |
| Non-controlled/affiliated investments (amortized cost—$1,128 and $868, respectively) | | 1,140 | | 745 |
| Controlled/affiliated investments (amortized cost—$4,086 and $3,474, respectively) | | 3,777 | | 3,336 |
| Total investments, at fair value (amortized cost—$14,044 and $15,420, respectively) | | 13,490 | | 14,649 |
| Cash | | 278 | | 223 |
| Foreign currency, at fair value (cost—$17 and $8, respectively) | | 18 | | 8 |
| Receivable for investments sold and repaid | | 186 | | 246 |
| Income receivable | | 187 | | 290 |
| Unrealized appreciation on foreign currency forward contracts | | 3 | | 13 |
| Deferred financing costs | | 26 | | 32 |
| Prepaid expenses and other assets | | 31 | | 8 |
| Total assets | $ | 14,219 | $ | 15,469 |
| | | | | |
| **Liabilities** | | | | |
| Payable for investments purchased | $ | 2 | $ | — |
| Debt (net of deferred financing costs and discount of $49 and $36, respectively)[1] | | 7,351 | | 8,187 |
| Unrealized depreciation on foreign currency forward contracts | | 1 | | 4 |
| Stockholder distributions payable | | — | | 196 |
| Management and investment adviser fees payable | | 53 | | 56 |
| Subordinated income incentive fees payable[2] | | 35 | | 41 |
| Administrative services expense payable | | 3 | | 5 |
| Interest payable | | 108 | | 98 |
| Other accrued expenses and liabilities | | 44 | | 33 |
| Total liabilities | | 7,597 | | 8,620 |
| Commitments and contingencies[3] | | | | |
| | | | | |
| **Stockholders' equity** | | | | |
| Preferred stock, $0.001 par value, 50,000,000 shares authorized, none issued and outstanding | | — | | — |
| Common stock, $0.001 par value, 750,000,000 shares authorized, 280,066,433 and 280,066,433 shares issued and outstanding, respectively | | 0 | | 0 |
| Capital in excess of par value | | 9,284 | | 9,437 |
| Retained earnings (accumulated deficit)[4] | | (2,662) | | (2,588) |
| Total stockholders' equity | | 6,622 | | 6,849 |
| Total liabilities and stockholders' equity | $ | 14,219 | $ | 15,469 |
| Net asset value per share of common stock at year end | $ | 23.64 | $ | 24.46 |

31.    The FY24 10-K further purported to describe the Company's valuation process for its portfolio investments, and assure investors that "the Company's board of directors is responsible for overseeing the valuation of the Company's portfolio." Specifically, the FY24 10-K stated as follows, in relevant part:

**Valuation of Portfolio Investments**

***Our board of directors is responsible for overseeing the valuation of our portfolio investments at fair value as determined in good faith pursuant to the Adviser's valuation policy.*** As permitted by Rule 2a-5 of the 1940 Act, our board of directors has designated the Adviser as our valuation designee with day-to-day responsibility for implementing the portfolio valuation process set forth in the Adviser's valuation policy.

17

*The Adviser determines the fair value of our investment portfolio each quarter. Securities that are publicly-traded with readily available market prices will be valued at the reported closing price on the valuation date. Securities that are not publicly-traded with readily available market prices will be valued at fair value as determined in good faith by the Adviser.* In connection with that determination, the Adviser will prepare portfolio company valuations which are based on relevant inputs, including, but not limited to, indicative dealer quotes, values of like securities, recent portfolio company financial statements and forecasts, and valuations prepared by independent third-party pricing and valuation services.

32.     The FY24 10-K further alleged the Company's "internal control over financial reporting was effective" and "disclosure controls and procedures were effective" during the relevant period, as follows in relevant part:

### MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. In connection with the preparation of our annual financial statements, management has conducted an assessment of the effectiveness of our internal control over financial reporting based on the framework set forth in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013 ("COSO"). Management's assessment included an evaluation of the design of our internal control over financial reporting and testing of the operational effectiveness of those controls. *Based on this evaluation, we have concluded that, as of December 31, 2024, our internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.* Our internal control over financial reporting as of December 31, 2024 has been audited by our independent registered public accounting firm.

\*                    \*                    \*

**Evaluation of Disclosure Controls and Procedures**

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow for timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

As required by Exchange Act Rule 13(a)-15(b), we carried out an evaluation under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2024. ***Based on the foregoing, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were (a) designed to ensure that the information we are required to disclose in our reports under the Exchange Act is recorded, processed and reported in an accurate manner and on a timely basis and the information that we are required to disclose in our Exchange Act reports is accumulated and communicated to management to permit timely decisions with respect to required disclosure and (b) operating in an effective manner.***

33.     The FY24 10-K purported to warn of risks which "***could***" or "***may***" negatively impact the Company, including that it is "required to carry [] investments at market value or, if no market value is ascertainable, at fair value" and that "impairments of the market values or fair market values of [its] investments, ***even if unrealized, must be reflected in our financial statements*** for the applicable period as unrealized depreciation, ***which could result in a significant reduction to our net asset value for a given period.***" Specifically, the FY24 10-K stated as follows, in relevant part:

> ***Declines in market values or fair market values of our investments could result in significant net unrealized depreciation of our portfolio, which in turn would reduce our net asset value.***
>
> Under the 1940 Act, we are required to carry our investments at market value or, if no market value is ascertainable, at fair value, in accordance with policies and procedures approved by our board of directors. While most of our investments are not publicly traded, applicable accounting standards require us to assume as part of our valuation process that our investments are sold in a principal market to market participants (even if we plan on holding an investment through its maturity) and impairments of the market values or fair market values of our investments, even if unrealized, must be reflected in our financial statements for the applicable period as unrealized depreciation, which could result in a significant reduction to our net asset value for a given period.

19

34.     The FY24 10-K further purported to warn that a "significant portion" of the

Company's "investment portfolio does not have a readily available market price and is and will be

recorded at fair value in accordance with policies and procedures approved by our board of

directors" and, as a result its "***fair value determinations may cause our net asset value on a given***

***date to materially understate or overstate the value*** that we may ultimately realize upon the sale

of one or more of our investments." Specifically, the FY24 10-K stated as follows, in relevant part:

> ***A significant portion of our investment portfolio does not have a readily available***
> ***market price and is and will be recorded at fair value in accordance with policies***
> ***and procedures approved by our board of directors and, as a result, there is and***
> ***will be uncertainty as to the value of our portfolio investments.***
>
> Under the 1940 Act, we are required to carry our portfolio investments at market
> value or, if there is no readily available market value, at fair value, in accordance
> with policies and procedures approved by our board of directors. There is not a
> public market for the securities of the privately held companies in which we invest.
> Most of our investments are not publicly traded or actively traded on a secondary
> market but are, instead, traded on a privately negotiated OTC secondary market for
> institutional investors or are not traded at all. As a result, the Adviser, with oversight
> from our board of directors, will value these securities quarterly at fair value.
>
> Pursuant to Rule 2a-5 under the 1940 Act, our board has designated the Adviser to
> perform, subject to board oversight, fair value determinations of our investments.
> Certain factors that may be considered in determining the fair value of our
> investments include dealer quotes for securities traded on the secondary market for
> institutional investors, the nature and realizable value of any collateral, the portfolio
> company's earnings and its ability to make payments on its indebtedness, the
> markets in which the portfolio company does business, comparison to comparable
> publicly traded companies, discounted cash flows and other relevant factors.
> Because such valuations, and particularly valuations of private securities and
> private companies, are inherently uncertain, may fluctuate over short periods of
> time and may be based on estimates, our determinations of fair value may differ
> materially from the values that would have been used if a ready market for these
> non-traded securities existed. Due to this uncertainty, our fair value determinations
> may cause our net asset value on a given date to materially understate or overstate
> the value that we may ultimately realize upon the sale of one or more of our
> investments.

35.     On May 7, 2025, FS KKR Capital issued a press release announcing its results for

the quarter ended March 31, 2025. The press release touted the Company's supposed financial and operational results for the first quarter of 2025, including that the Company's "strategy of building spillover income during prior periods of elevated interest rates ***supports the continued stability of our \$0.64 base and \$0.06 supplemental quarterly distributions*** amid the current market volatility." Specifically, the press release stated as follows, in relevant part:

**Financial and Operating Highlights for the Quarter Ended March 31, 2025**

• Net investment income of \$0.67 per share, compared to \$0.61 per share for the quarter ended December 31, 2024

• Adjusted net investment income(2) of \$0.65 per share, compared to \$0.66 per share for the quarter ended December 31, 2024

• Net asset value of \$23.37 per share, compared to \$23.64 per share as of December 31, 2024

• Total net realized and unrealized loss of \$0.24 per share, compared to a total net realized and unrealized loss of \$0.09 per share for the quarter ended December 31, 2024

• Adjusted net realized and unrealized loss of \$0.22 per share, compared to adjusted net realized and unrealized loss of \$0.07 per share for the quarter ended December 31, 2024

*        *        *

"We are pleased to deliver a strong start to the year, generating \$0.65 per share of Adjusted Net Investment Income and originating approximately \$2.0 billion of new investments," said Michael C. Forman, Chief Executive Officer & Chairman. "***Our strategy of building spillover income during prior periods of elevated interest rates supports the continued stability of our \$0.64 base and \$0.06 supplemental quarterly distributions amid the current market volatility***."

*        *        *

**Portfolio Highlights as of March 31, 2025**

• Total fair value of investments was \$14.1 billion of which 63.3% was invested in senior secured securities.

*        *        *

• As of March 31, 2025, investments on non-accrual status represented 2.1% and 3.5% of the total investment portfolio at fair value and amortized cost, respectively, compared to 2.2% and 3.7% as of December 31, 2024.

21

36.     On May 7, 2025, the Company submitted its quarterly report for the period ended March 31, 2025 on a Form 10-Q filed with the SEC, affirming the previously reported financial results as well as the Company's alleged assets and liabilities, including its net asset value per share for the period. The report further purported to assure investors that "the Company's board of directors is responsible for overseeing the valuation of the Company's portfolio" and the Company's "disclosure controls and procedures were effective" for the relevant period. Specifically, the report stated as follows, in relevant part:

| | March 31, 2025 (Unaudited) | December 31, 2024 |
|---|---|---|
| **Assets** | | |
| Investments, at fair value | | |
| Non-controlled/unaffiliated investments (amortized cost—$9,307 and $8,830, respectively) | $ 9,109 | $ 8,573 |
| Non-controlled/affiliated investments (amortized cost—$1,192 and $1,128, respectively) | 1,184 | 1,140 |
| Controlled/affiliated investments (amortized cost—$4,191 and $4,086, respectively) | 3,829 | 3,777 |
| Total investments, at fair value (amortized cost—$14,690 and $14,044, respectively) | 14,122 | 13,490 |
| Cash and cash equivalents | 289 | 278 |
| Foreign currency, at fair value (cost—$183 and $17, respectively) | 183 | 18 |
| Receivable for investments sold and repaid | 65 | 186 |
| Income receivable | 180 | 187 |
| Unrealized appreciation on foreign currency forward contracts | 0 | 3 |
| Deferred financing costs | 26 | 26 |
| Prepaid expenses and other assets | 50 | 31 |
| **Total assets** | $ 14,915 | $ 14,219 |
| **Liabilities** | | |
| Payable for investments purchased | $ 3 | $ 2 |
| Debt (net of deferred financing costs and discount of $49 and $49, respectively)[1] | 7,989 | 7,351 |
| Unrealized depreciation on foreign currency forward contracts | 8 | 1 |
| Stockholder distributions payable | 196 | — |
| Management fees payable | 52 | 53 |
| Subordinated income incentive fees payable[2] | 39 | 35 |
| Administrative services expense payable | 5 | 3 |
| Interest payable | 65 | 108 |
| Other accrued expenses and liabilities | 12 | 44 |
| **Total liabilities** | 8,369 | 7,597 |
| Commitments and contingencies[3] | | |
| **Stockholders' equity** | | |
| Preferred stock, $0.001 par value, 50,000,000 shares authorized, none issued and outstanding | — | — |
| Common stock, $0.001 par value, 750,000,000 shares authorized, 280,066,433 and 280,066,433 shares issued and outstanding, respectively | 0 | 0 |
| Capital in excess of par value | 9,284 | 9,284 |
| Retained earnings (accumulated deficit)[4] | (2,738) | (2,662) |
| **Total stockholders' equity** | 6,546 | 6,622 |
| **Total liabilities and stockholders' equity** | $ 14,915 | $ 14,219 |
| Net asset value per share of common stock at period end | $ 23.37 | $ 23.64 |

* * *

*Valuation of Portfolio Investments*

***Our board of directors is responsible for overseeing the valuation of our portfolio investments at fair value as determined in good faith pursuant to the Adviser's valuation policy.*** As permitted by Rule 2a-5 of the 1940 Act, our board of directors has designated the Adviser as our valuation designee with day-to-day responsibility for implementing the portfolio valuation process set forth in the Adviser's valuation policy.

* * *

**Evaluation of Disclosure Controls and Procedures**

As required by Rule 13a-15(b) under the Exchange Act, we carried out an evaluation, under the supervision and with the participation of our management, including the chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of March 31, 2025.

***Based on the foregoing, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that we would meet our disclosure obligations.***

37.    The above statements identified in ¶¶23-36 were materially false and/or misleading, and failed to disclose material adverse facts about the Company's business, operations, and prospects. Specifically, Defendants failed to disclose to investors: (1) the Company overstated the effectiveness of its portfolio restructuring efforts for its nonaccrual companies; (2) the Company overstated the valuation of its portfolio investments and/or overstated the effectiveness of the Company's portfolio valuation process; (3) the Company overstated the durability of its quarterly distribution strategy; and (4) that, as a result of the foregoing, Defendants' positive statements about the Company's business, operations, and prospects were materially misleading and/or lacked a reasonable basis.

38.    The truth began to partially emerge on August 6, 2025, after the market closed, when the Company reported second quarter 2025 earnings, revealing that its net asset value

23

declined to $21.93 per share, down $1.44, or 6.2% from the prior quarter and the total fair value

of investments fell *$474 million*, to $13,648 million. Moreover, the Company report earnings

(loss) per share of negative $0.75, down $1.18 or *274.4%* from the prior quarter, and a total net

realized and unrealized loss per share of negative $1.36, down $1.12 or *466.7%* from the prior

quarter. Further, investments on non-accrual status rose to 3.0% and 5.3% of the total investment

portfolio at fair value and amortized cost, respectively, compared to 2.1% and 3.5% in the prior

quarter. However, the Company maintained that its "operating results and corresponding net asset

value" were merely "impacted by *company specific issues* affecting four portfolio companies,

each of which have been discussed on prior earnings calls."

39.     In the accompanying earnings call on the same date, the Company's Co-President,

Chief Investment Officer & Director, Daniel Ryan Pietrzak ("Pietrzak"), provided details on the

"specific situations with 4 companies" which accounted for the negative move in net asset value

during the quarter, including that "[t]hree of these companies are larger investments in our

portfolio." Pietrzak identified the four companies as "Production Resource Group, or PRG," which

"has significantly underperformed expectations in 2025"; "48forty" which "has been negatively

impacted by post- COVID normalization trends such as inventory destocking"; "Kellermeyer

Bergensons Services, or KBS" which had "*completed a consensual restructuring in early 2024*"

but was "added to nonaccrual" in the quarter; and "Worldwise", which "was *restructured during*

*the fourth quarter of 2024*" but was also put on nonaccrual. Pietrzak nonetheless purported to

assure investors "[w]e are actively implementing strategic initiatives aimed at stabilizing

operations and realizing meaningful cost efficiencies." Specifically, during the earnings call,

Pietrzak stated as follows, in relevant part:

> While our portfolio and the private credit market in general both continue to
> demonstrate stability*, we experienced an increase in nonaccruals this quarter due*

*to specific situations with 4 companies. Three of these companies are larger investments in our portfolio, which accounted for the negative move in our net asset value during the quarter.* Comments regarding the 4 companies are as follows. Our first lien, last-out positions in *Production Resource Group, or PRG, were added to nonaccrual, contributing $198 million of cost and $122 million of fair value collectively.* PRG is a legacy investment, which was initially restructured in 2020. Industry-wide stress and heightened competition has led to significant pricing erosion, and as such, *the company's performance has significantly underperformed expectations in 2025.* As a result, we reduced the value of our investment and placed our first lien, last-out securities on nonaccrual. We are working toward a full restructuring of the business, and we'll provide updates as they become available.

Our first lien senior secured positions in *48forty were added to nonaccrual* during the quarter, contributing $188 million of cost and $91 million of fair value collectively. 48forty is one of the nation's largest wood pallet manufacturers and recyclers. *The company has been negatively impacted by post-COVID normalization trends such as inventory destocking.* While the company has continued to make interest payments, we made the decision to place the investment on nonaccrual status as we work through next steps with the company and the sponsor.

FSK's second-out first lien loan to *Kellermeyer Bergensons Services, or KBS, was added to nonaccrual*, contributing $94 million of cost and $48 million of fair value. KBS is a large provider of janitorial and cleaning services to nationwide retailers and offices. *The company completed a consensual restructuring in early 2024* and since then has successfully focused on new business development, value creation, operational improvements and cost reductions. *The company's performance has stabilized, and we have received indications of interest in purchasing the business from strategic third parties.* This process is evolving, and we will update the market as we learn more.

Lastly, our first lien and second lien investments in *Worldwise were added to nonaccrual,* contributing $20 million of costs and $11 million of fair value collectively. The company is a pet products provider, *which was restructured during the fourth quarter of 2024.* In connection with the restructuring, the sponsor contributed $42 million of equity, resulting in a $30 million debt paydown at par across KKR funds. *Following the restructuring, the business has faced headwinds from tariffs and softer consumer demand.* We are actively implementing strategic initiatives aimed at stabilizing operations and realizing meaningful cost efficiencies.

While each of these situations is unique to the issuer, our workout team remains actively engaged and is working closely with our advisers and management teams to effectuate the best outcomes possible.

40.     On this news, share prices fell $1.66 or 8.20% to close at $18.58 per share on August 7, 2025, on unusually heavy trading volume.

41.     On August 6, 2025, the Company submitted its quarterly report for the period ended June 30, 2025 on a Form 10-Q filed with the SEC, affirming the previously reported financial results as well as the Company's alleged assets and liabilities, including its net asset value per share for the period. The report further purported to assure investors that "the Company's board of directors is responsible for overseeing the valuation of the Company's portfolio" and the Company's "disclosure controls and procedures were effective" during the relevant period. Specifically, the report stated as follows, in relevant part:

| | June 30, 2025 (Unaudited) | December 31, 2024 |
|---|---|---|
| **Assets** | | |
| Investments, at fair value | | |
| Non-controlled/unaffiliated investments (amortized cost—$9,072 and $8,830, respectively) | $ 8,930 | $ 8,573 |
| Non-controlled/affiliated investments (amortized cost—$1,180 and $1,128, respectively) | 1,111 | 1,140 |
| Controlled/affiliated investments (amortized cost—$4,119 and $4,086, respectively) | 3,607 | 3,777 |
| Total investments, at fair value (amortized cost—$14,371 and $14,044, respectively) | $ 13,648 | $ 13,490 |
| Cash and cash equivalents | 244 | 278 |
| Foreign currency, at fair value (cost—$68 and $17, respectively) | 68 | 18 |
| Receivable for investments sold and repaid | 320 | 186 |
| Income receivable | 194 | 187 |
| Unrealized appreciation on foreign currency forward contracts | — | 3 |
| Deferred financing costs | 24 | 26 |
| Prepaid expenses and other assets | 95 | 31 |
| Total assets | $ 14,593 | $ 14,219 |
| **Liabilities** | | |
| Payable for investments purchased | $ 3 | $ 2 |
| Debt (net of deferred financing costs and discount of $44 and $49, respectively)[1] | 8,041 | 7,351 |
| Unrealized depreciation on foreign currency forward contracts | 18 | 1 |
| Stockholder distributions payable | 196 | — |
| Management fees payable | 53 | 53 |
| Subordinated income incentive fees payable[2] | 36 | 35 |
| Administrative services expense payable | 6 | 3 |
| Interest payable | 80 | 108 |
| Other accrued expenses and liabilities | 19 | 44 |
| Total liabilities | 8,452 | 7,597 |
| Commitments and contingencies[3] | | |
| **Stockholders' equity** | | |
| Preferred stock, $0.001 par value, 50,000,000 shares authorized, none issued and outstanding | — | — |
| Common stock, $0.001 par value, 750,000,000 shares authorized, 280,066,433 and 280,066,433 shares issued and outstanding, respectively | 0 | 0 |
| Capital in excess of par value | 9,284 | 9,284 |
| Retained earnings (accumulated deficit)[4] | (3,143) | (2,662) |
| Total stockholders' equity | 6,141 | 6,622 |
| Total liabilities and stockholders' equity | $ 14,593 | $ 14,219 |
| Net asset value per share of common stock at period end | $ 21.93 | $ 23.64 |

*     *     *

***The Company's board of directors is responsible for overseeing the valuation of the Company's portfolio investments at fair value as determined in good faith pursuant to the Adviser's valuation policy.*** The Company's board of directors has designated the Adviser with day-to-day responsibility for implementing the portfolio valuation process set forth in the Adviser's valuation policy.

*     *     *

**Evaluation of Disclosure Controls and Procedures**

As required by Rule 13a-15(b) under the Exchange Act, we carried out an evaluation, under the supervision and with the participation of our management, including the chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of June 30, 2025.

***Based on the foregoing, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that we would meet our disclosure obligations.***

42.     On November 5, 2025, FS KKR Capital issued a press release announcing its results for the quarter ended September 30, 2025. The press release toted the Company's supposed financial and operational results for the third quarter of 2025, including the Company's "***2026 quarterly distribution strategy which we currently believe will result in an annualized yield of approximately 10% on our Net Asset Value***, consistent with the BDC industry's long term yield of 9.0% to 10.0%. We believe this distribution will be attractive on both a relative and absolute basis." Specifically, the press release stated as follows, in relevant part:

**Financial and Operating Highlights for the Quarter Ended September 30, 2025**

• Net investment income of $0.57 per share, compared to $0.62 per share for the quarter ended June 30, 2025

• Adjusted net investment income of $0.57 per share, compared to $0.60 per share for the quarter ended June 30, 2025

• Net asset value of $21.99 per share, compared to $21.93 per share as of June 30, 2025

27

• Total net realized and unrealized gain of $0.19 per share, compared to a total net realized and unrealized loss of $1.36 per share for the quarter ended June 30, 2025

• Adjusted net realized and unrealized gain(2) of $0.21 per share, compared to adjusted net realized and unrealized loss of $1.34 per share for the quarter ended June 30, 2025

• Earnings (Loss) per Share of $0.76, compared to Earnings (Loss) per Share of $(0.75) for the quarter ended June 30, 2025

*                    *                    *

"During the third quarter FSK generated $0.57 per share of Adjusted Net Investment Income, and our Net Asset Value per share increased to $21.99," said Michael C. Forman, Chief Executive Officer and Chairman. "***We are pleased to announce our 2026 quarterly distribution strategy which we currently believe will result in an annualized yield of approximately 10% on our Net Asset Value, consistent with the BDC industry's long term yield of 9.0% to 10.0%. We believe this distribution will be attractive on both a relative and absolute basis.***"

**Distribution for Fourth Quarter 2025**

As previously announced, on October 8, 2025, FSK's board of directors declared a distribution for the fourth quarter of $0.70 per share, consisting of a base distribution of $0.64 per share and a supplemental distribution of $0.06 per share, which will be paid on or about December 17, 2025 to stockholders of record as of the close of business on December 3, 2025.

*                    *                    *

**Portfolio Highlights as of September 30, 2025**

• Total fair value of investments was $13.4 billion of which 63.2% was invested in senior secured securities.

*                    *                    *

• As of September 30, 2025, investments on non-accrual status represented 2.9% and 5.0% of the total investment portfolio at fair value and amortized cost, respectively, compared to 3.0% and 5.3% as of June 30, 2025.

43.     On November 5, 2025, the Company submitted its quarterly report for the period ended September 30, 2025 on a Form 10-Q filed with the SEC, affirming the previously reported financial results as well as the Company's alleged assets and liabilities, including its net asset value per share for the period. The report further purported to assure investors that "the Company's board

of directors is responsible for overseeing the valuation of the Company's portfolio" and the Company's "disclosure controls and procedures were effective" for the relevant period. Specifically, the report stated as follows, in relevant part:

| | September 30, 2025 (Unaudited) | | December 31, 2024 |
|---|---|---|---|
| **Assets** | | | |
| Investments, at fair value | | | |
| Non-controlled/unaffiliated investments (amortized cost—$9,075 and $8,830, respectively) | $ | 8,888 | $ 8,573 |
| Non-controlled/affiliated investments (amortized cost—$1,149 and $1,128, respectively) | | 1,085 | 1,140 |
| Controlled/affiliated investments (amortized cost—$3,814 and $4,086, respectively) | | 3,442 | 3,777 |
| Total investments, at fair value (amortized cost—$14,038 and $14,044, respectively) | $ | 13,415 | $ 13,490 |
| Cash and cash equivalents | | 119 | 278 |
| Foreign currency, at fair value (cost—$36 and $17, respectively) | | 36 | 18 |
| Receivable for investments sold and repaid | | 48 | 186 |
| Income receivable | | 209 | 187 |
| Unrealized appreciation on foreign currency forward contracts | | — | 3 |
| Deferred financing costs | | 36 | 26 |
| Prepaid expenses and other assets | | 46 | 31 |
| **Total assets** | $ | 13,909 | $ 14,219 |
| **Liabilities** | | | |
| Payable for investments purchased | $ | 2 | $ 2 |
| Debt (net of deferred financing costs and discount of $50 and $49, respectively)[1] | | 7,356 | 7,351 |
| Unrealized depreciation on foreign currency forward contracts | | 15 | 1 |
| Stockholder distributions payable | | 196 | — |
| Management fees payable | | 51 | 53 |
| Subordinated income incentive fees payable[2] | | 33 | 35 |
| Administrative services expense payable | | 7 | 3 |
| Interest payable | | 70 | 108 |
| Other accrued expenses and liabilities | | 20 | 44 |
| **Total liabilities** | | 7,750 | 7,597 |
| Commitments and contingencies[3] | | | |
| **Stockholders' equity** | | | |
| Preferred stock, $0.001 par value, 50,000,000 shares authorized, none issued and outstanding | | — | — |
| Common stock, $0.001 par value, 750,000,000 shares authorized, 280,066,433 and 280,066,433 shares issued and outstanding, respectively | | 0 | 0 |
| Capital in excess of par value | | 9,284 | 9,284 |
| Retained earnings (accumulated deficit)[4] | | (3,125) | (2,662) |
| **Total stockholders' equity** | | 6,159 | 6,622 |
| **Total liabilities and stockholders' equity** | $ | 13,909 | $ 14,219 |
| Net asset value per share of common stock at period end | $ | 21.99 | $ 23.64 |

\*                    \*                    \*

*The Company's board of directors is responsible for overseeing the valuation of the Company's portfolio investments at fair value as determined in good faith pursuant to the Adviser's valuation policy.* The Company's board of directors has designated the Adviser with day-to-day responsibility for implementing the portfolio valuation process set forth in the Adviser's valuation policy.

\*                    \*                    \*

29

**Evaluation of Disclosure Controls and Procedures**

As required by Rule 13a-15(b) under the Exchange Act, we carried out an evaluation, under the supervision and with the participation of our management, including the chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of September 30, 2025.

***Based on the foregoing, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that we would meet our disclosure obligations.***

44.     The above statements identified in ¶¶38-39, 41-43 were materially false and/or misleading, and failed to disclose material adverse facts about the Company's business, operations, and prospects. Specifically, Defendants failed to disclose to investors: (1) the Company overstated the effectiveness of its portfolio restructuring efforts for its nonaccrual companies; (2) the Company overstated the valuation of its portfolio investments and/or overstated the effectiveness of the Company's portfolio valuation process; (3) the Company overstated the durability of its quarterly distribution strategy; and (4) that, as a result of the foregoing, Defendants' positive statements about the Company's business, operations, and prospects were materially misleading and/or lacked a reasonable basis.

## Disclosures at the End of the Class Period

45.     The truth fully emerged on February 25, 2026, after the market closed, when the Company announced fourth quarter and full year 2025 earnings, revealing net asset value had continued to decline to $20.89, down $1.10 or 5% from prior quarter, and the total fair value of investments fell another ***$406 million***, to $13,009 million. Moreover, the Company report earnings (loss) per share of negative $0.41, down $1.17 or ***153.9%*** from the prior quarter, and a total net realized and unrealized loss per share of negative $0.89, down $1.08 or ***568.421%*** from the prior quarter. Further, investments on non-accrual status again rose to 3.4% and 5.5% of the total investment portfolio at fair value and amortized cost, respectively, compared to 2.9% and 5.0% in

the prior quarter. The Company "***acknowledge[d] specific challenges***" in an array of additional companies. The Company also cut its dividend to $0.48 per share (previously $0.70).

46.    In the accompanying earnings call, the Company's Chief Investment Officer, Pietrzak**,** was forced to acknowledge that its "recent underperformance reflects challenges in certain legacy investments, including Production Resource Group, as well as challenges in certain current adviser originated investments such as Medallia, Cubic Corp, KBS and 48forty." Further, challenges ran much deeper as issues with those four companies only accounted for "***50% of net realized and unrealized losses.***" Finally, Pietrzak was forced to "acknowledge that this nonaccrual rate is above the long-term BDC industry average cost basis, nonaccrual rate of approximately 3.8%." Specifically, during the earnings call, Pietrzak stated as follows, in relevant part:

> Thanks, Michael. I'd like to start by focusing on FSK's recent performance. As Michael noted, our recent underperformance reflects challenges in certain legacy investments, including ***Production Resource Group, as well as challenges in certain current adviser originated investments such as Medallia, Cubic Corp, KBS and 48forty.***
>
> We are actively engaged in each of these situations and are pursuing company-specific solutions to stabilize performance and maximize recoveries, although we acknowledge each company faces challenges unique to a specific business. We also acknowledge that our nonaccrual assets are higher than we would like, which tempers our near- to intermediate-term view from an NII standpoint.
>
> ***Specifically, this means that our 2026 dividend, which we originally believed would equate to approximately 10% of net asset value, may now be more in the range of 9% of net asset value.*** Stepping back a bit, focusing on the current adviser's long-term performance. Since the formation of the FS/KKR Advisor 8 years ago, we have originated $34 billion of investments in FSK, generating an unlevered IRR of 9.1% since inception.
>
> *            *            *
>
> During the fourth quarter, ***approximately 50% of net realized and unrealized losses were attributable to 4 investments:*** Production Resource Group, Medallia, Peraton and Cubic Corp.
>
> *            *            *

31

Nonaccruals relating to the 90% of our portfolio, which has been originated by KKR Credit were 5.1% on a cost basis and 3.1% on a fair value basis as of the end of the fourth quarter. This compares to 3.4% on a cost basis and 1.8% on a fair value basis as of the end of the third quarter.

And while *we acknowledge that this nonaccrual rate is above the long-term BDC industry average cost basis*, nonaccrual rate of approximately 3.8%, we also recognize that this measure is a point-in-time data point. KKR's long-term average cost basis nonaccrual rate since April 2018 is 1.2%.

47.     On this news, the Company's stock price fell $2.03 or 15.24%, to close at $11.29 per share on February 26, 2026, on unusually heavy trading volume.

## CLASS ACTION ALLEGATIONS

48.     Plaintiff brings this action as a class action pursuant to Federal Rule of Civil Procedure 23(a) and (b)(3) on behalf of a class, consisting of all persons and entities that purchased or otherwise acquired FS KKR Capital securities between May 8, 2024 and February 25, 2026, inclusive , and who were damaged thereby (the "Class").  Excluded from the Class are Defendants, the officers and directors of the Company, at all relevant times, members of their immediate families and their legal representatives, heirs, successors, or assigns, and any entity in which Defendants have or had a controlling interest.

49.     The members of the Class are so numerous that joinder of all members is impracticable.  Throughout the Class Period, FS KKR Capital's shares actively traded on the NYSE.  While the exact number of Class members is unknown to Plaintiff at this time and can only be ascertained through appropriate discovery, Plaintiff believes that there are at least hundreds or thousands of members in the proposed Class.  Millions of FS KKR Capital shares were traded publicly during the Class Period on the NYSE.  Record owners and other members of the Class may be identified from records maintained by FS KKR Capital or its transfer agent and may be notified of the pendency of this action by mail, using the form of notice similar to that customarily used in securities class actions.

50.     Plaintiff's claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by Defendants' wrongful conduct in violation of federal law that is complained of herein.

51.     Plaintiff will fairly and adequately protect the interests of the members of the Class and has retained counsel competent and experienced in class and securities litigation.

52.     Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class.  Among the questions of law and fact common to the Class are:

(a)     whether the federal securities laws were violated by Defendants' acts as alleged herein;

(b)     whether statements made by Defendants to the investing public during the Class Period omitted and/or misrepresented material facts about the business, operations, and prospects of FS KKR Capital; and

(c)     to what extent the members of the Class have sustained damages and the proper measure of damages.

53.     A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable.  Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation makes it impossible for members of the Class to individually redress the wrongs done to them.  There will be no difficulty in the management of this action as a class action.

## UNDISCLOSED ADVERSE FACTS

54.     The market for FS KKR Capital's securities was open, well-developed and efficient at all relevant times.  As a result of these materially false and/or misleading statements, and/or failures to disclose, FS KKR Capital's securities traded at artificially inflated prices during the

Class Period.  Plaintiff and other members of the Class purchased or otherwise acquired FS KKR Capital's securities relying upon the integrity of the market price of the Company's securities and market information relating to FS KKR Capital, and have been damaged thereby.

55.    During the Class Period, Defendants materially misled the investing public, thereby inflating the price of FS KKR Capital's securities, by publicly issuing false and/or misleading statements and/or omitting to disclose material facts necessary to make Defendants' statements, as set forth herein, not false and/or misleading.  The statements and omissions were materially false and/or misleading because they failed to disclose material adverse information and/or misrepresented the truth about FS KKR Capital's business, operations, and prospects as alleged herein.

56.    At all relevant times, the material misrepresentations and omissions particularized in this Complaint directly or proximately caused or were a substantial contributing cause of the damages sustained by Plaintiff and other members of the Class.  As described herein, during the Class Period, Defendants made or caused to be made a series of materially false and/or misleading statements about FS KKR Capital's financial well-being and prospects.  These material misstatements and/or omissions had the cause and effect of creating in the market an unrealistically positive assessment of the Company and its financial well-being and prospects, thus causing the Company's securities to be overvalued and artificially inflated at all relevant times.  Defendants' materially false and/or misleading statements during the Class Period resulted in Plaintiff and other members of the Class purchasing the Company's securities at artificially inflated prices, thus causing the damages complained of herein when the truth was revealed.

## LOSS CAUSATION

57.    Defendants' wrongful conduct, as alleged herein, directly and proximately caused the economic loss suffered by Plaintiff and the Class.

34

58.     During the Class Period, Plaintiff and the Class purchased FS KKR Capital's securities at artificially inflated prices and were damaged thereby.  The price of the Company's securities significantly declined when the misrepresentations made to the market, and/or the information alleged herein to have been concealed from the market, and/or the effects thereof, were revealed, causing investors' losses.

## SCIENTER ALLEGATIONS

59.     As alleged herein, Defendants acted with scienter since Defendants knew that the public documents and statements issued or disseminated in the name of the Company were materially false and/or misleading; knew that such statements or documents would be issued or disseminated to the investing public; and knowingly and substantially participated or acquiesced in the issuance or dissemination of such statements or documents as primary violations of the federal securities laws.  As set forth elsewhere herein in detail, the Individual Defendants, by virtue of their receipt of information reflecting the true facts regarding FS KKR Capital, their control over, and/or receipt and/or modification of FS KKR Capital's allegedly materially misleading misstatements and/or their associations with the Company which made them privy to confidential proprietary information concerning FS KKR Capital, participated in the fraudulent scheme alleged herein.

## APPLICABILITY OF PRESUMPTION OF RELIANCE
## (FRAUD-ON-THE-MARKET DOCTRINE)

60.     The market for FS KKR Capital's securities was open, well-developed and efficient at all relevant times.  As a result of the materially false and/or misleading statements and/or failures to disclose, FS KKR Capital's securities traded at artificially inflated prices during the Class Period.  On February 19, 2025, the Company's share price closed at a Class Period high of $24.06 per share. Plaintiff and other members of the Class purchased or otherwise acquired the Company's

securities relying upon the integrity of the market price of FS KKR Capital's securities and market information relating to FS KKR Capital, and have been damaged thereby.

61.     During the Class Period, the artificial inflation of FS KKR Capital's shares was caused by the material misrepresentations and/or omissions particularized in this Complaint causing the damages sustained by Plaintiff and other members of the Class.  As described herein, during the Class Period, Defendants made or caused to be made a series of materially false and/or misleading statements about FS KKR Capital's business, prospects, and operations.  These material misstatements and/or omissions created an unrealistically positive assessment of FS KKR Capital and its business, operations, and prospects, thus causing the price of the Company's securities to be artificially inflated at all relevant times, and when disclosed, negatively affected the value of the Company shares.  Defendants' materially false and/or misleading statements during the Class Period resulted in Plaintiff and other members of the Class purchasing the Company's securities at such artificially inflated prices, and each of them has been damaged as a result.

62.     At all relevant times, the market for FS KKR Capital's securities was an efficient market for the following reasons, among others:

(a)     FS KKR Capital shares met the requirements for listing, and was listed and actively traded on the NYSE, a highly efficient and automated market;

(b)     As a regulated issuer, FS KKR Capital filed periodic public reports with the SEC and/or the NYSE;

(c)     FS KKR Capital regularly communicated with public investors via established market communication mechanisms, including through regular dissemination of press releases on the national circuits of major newswire services and through other wide-ranging public disclosures, such as communications with the financial press and other similar reporting services; and/or

(d)     FS KKR Capital was followed by securities analysts employed by brokerage firms who wrote reports about the Company, and these reports were distributed to the sales force and certain customers of their respective brokerage firms.  Each of these reports was publicly available and entered the public marketplace.

63.     As a result of the foregoing, the market for FS KKR Capital's securities promptly digested current information regarding FS KKR Capital from all publicly available sources and reflected such information in FS KKR Capital's share price.  Under these circumstances, all purchasers of FS KKR Capital's securities during the Class Period suffered similar injury through their purchase of FS KKR Capital's securities at artificially inflated prices and a presumption of reliance applies.

64.     A Class-wide presumption of reliance is also appropriate in this action under the Supreme Court's holding in *Affiliated Ute Citizens of Utah v. United States*, 406 U.S. 128 (1972), because the Class's claims are, in large part, grounded on Defendants' material misstatements and/or omissions.  Because this action involves Defendants' failure to disclose material adverse information regarding the Company's business operations and financial prospects—information that Defendants were obligated to disclose—positive proof of reliance is not a prerequisite to recovery.  All that is necessary is that the facts withheld be material in the sense that a reasonable investor might have considered them important in making investment decisions.  Given the importance of the Class Period material misstatements and omissions set forth above, that requirement is satisfied here.

## NO SAFE HARBOR

65.     The statutory safe harbor provided for forward-looking statements under certain circumstances does not apply to any of the allegedly false statements pleaded in this Complaint. The statements alleged to be false and misleading herein all relate to then-existing facts and conditions. In addition, to the extent certain of the statements alleged to be false may be characterized as forward looking, they were not identified as "forward-looking statements" when made and there were no meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those in the purportedly forward-looking statements. In the alternative, to the extent that the statutory safe harbor is determined to apply to any forward-looking statements pleaded herein, Defendants are liable for those false forward-looking statements because at the time each of those forward-looking statements was made, the speaker had actual knowledge that the forward-looking statement was materially false or misleading, and/or the forward-looking statement was authorized or approved by an executive officer of FS KKR Capital who knew that the statement was false when made.

## FIRST CLAIM

### Violation of Section 10(b) of The Exchange Act and

### Rule 10b-5 Promulgated Thereunder

### Against All Defendants

66.     Plaintiff repeats and re-alleges each and every allegation contained above as if fully set forth herein.

67.     During the Class Period, Defendants carried out a plan, scheme and course of conduct which was intended to and, throughout the Class Period, did: (i) deceive the investing public, including Plaintiff and other Class members, as alleged herein; and (ii) cause Plaintiff and other members of the Class to purchase FS KKR Capital's securities at artificially inflated prices.

In furtherance of this unlawful scheme, plan and course of conduct, Defendants, and each defendant, took the actions set forth herein.

68.     Defendants (i) employed devices, schemes, and artifices to defraud; (ii) made untrue statements of material fact and/or omitted to state material facts necessary to make the statements not misleading; and (iii) engaged in acts, practices, and a course of business which operated as a fraud and deceit upon the purchasers of the Company's securities in an effort to maintain artificially high market prices for FS KKR Capital's securities in violation of Section 10(b) of the Exchange Act and Rule 10b-5. All Defendants are sued either as primary participants in the wrongful and illegal conduct charged herein or as controlling persons as alleged below.

69.     Defendants, individually and in concert, directly and indirectly, by the use, means or instrumentalities of interstate commerce and/or of the mails, engaged and participated in a continuous course of conduct to conceal adverse material information about FS KKR Capital's financial well-being and prospects, as specified herein.

70.     Defendants employed devices, schemes and artifices to defraud, while in possession of material adverse non-public information and engaged in acts, practices, and a course of conduct as alleged herein in an effort to assure investors of FS KKR Capital's value and performance and continued substantial growth, which included the making of, or the participation in the making of, untrue statements of material facts and/or omitting to state material facts necessary in order to make the statements made about FS KKR Capital and its business operations and future prospects in light of the circumstances under which they were made, not misleading, as set forth more particularly herein, and engaged in transactions, practices and a course of business which operated as a fraud and deceit upon the purchasers of the Company's securities during the Class Period.

71.     Each of the Individual Defendants' primary liability and controlling person liability arises from the following facts: (i) the Individual Defendants were high-level executives and/or directors at the Company during the Class Period and members of the Company's management team or had control thereof; (ii) each of these defendants, by virtue of their responsibilities and activities as a senior officer and/or director of the Company, was privy to and participated in the creation, development and reporting of the Company's internal budgets, plans, projections and/or reports; (iii) each of these defendants enjoyed significant personal contact and familiarity with the other defendants and was advised of, and had access to, other members of the Company's management team, internal reports and other data and information about the Company's finances, operations, and sales at all relevant times; and (iv) each of these defendants was aware of the Company's dissemination of information to the investing public which they knew and/or recklessly disregarded was materially false and misleading.

72.     Defendants had actual knowledge of the misrepresentations and/or omissions of material facts set forth herein, or acted with reckless disregard for the truth in that they failed to ascertain and to disclose such facts, even though such facts were available to them. Such defendants' material misrepresentations and/or omissions were done knowingly or recklessly and for the purpose and effect of concealing FS KKR Capital's financial well-being and prospects from the investing public and supporting the artificially inflated price of its securities. As demonstrated by Defendants' overstatements and/or misstatements of the Company's business, operations, financial well-being, and prospects throughout the Class Period, Defendants, if they did not have actual knowledge of the misrepresentations and/or omissions alleged, were reckless in failing to obtain such knowledge by deliberately refraining from taking those steps necessary to discover whether those statements were false or misleading.

73.     As a result of the dissemination of the materially false and/or misleading information and/or failure to disclose material facts, as set forth above, the market price of FS KKR Capital's securities was artificially inflated during the Class Period.  In ignorance of the fact that market prices of the Company's securities were artificially inflated, and relying directly or indirectly on the false and misleading statements made by Defendants, or upon the integrity of the market in which the securities trades, and/or in the absence of material adverse information that was known to or recklessly disregarded by Defendants, but not disclosed in public statements by Defendants during the Class Period, Plaintiff and the other members of the Class acquired FS KKR Capital's securities during the Class Period at artificially high prices and were damaged thereby.

74.     At the time of said misrepresentations and/or omissions, Plaintiff and other members of the Class were ignorant of their falsity, and believed them to be true.  Had Plaintiff and the other members of the Class and the marketplace known the truth regarding the problems that FS KKR Capital was experiencing, which were not disclosed by Defendants, Plaintiff and other members of the Class would not have purchased or otherwise acquired their FS KKR Capital securities, or, if they had acquired such securities during the Class Period, they would not have done so at the artificially inflated prices which they paid.

75.     By virtue of the foregoing, Defendants violated Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder.

76.     As a direct and proximate result of Defendants' wrongful conduct, Plaintiff and the other members of the Class suffered damages in connection with their respective purchases and sales of the Company's securities during the Class Period.

## SECOND CLAIM

### Violation of Section 20(a) of The Exchange Act

### Against the Individual Defendants

77.     Plaintiff repeats and re-alleges each and every allegation contained above as if fully set forth herein.

78.     Individual Defendants acted as controlling persons of FS KKR Capital within the meaning of Section 20(a) of the Exchange Act as alleged herein. By virtue of their high-level positions and their ownership and contractual rights, participation in, and/or awareness of the Company's operations and intimate knowledge of the false financial statements filed by the Company with the SEC and disseminated to the investing public, Individual Defendants had the power to influence and control and did influence and control, directly or indirectly, the decision-making of the Company, including the content and dissemination of the various statements which Plaintiff contends are false and misleading. Individual Defendants were provided with or had unlimited access to copies of the Company's reports, press releases, public filings, and other statements alleged by Plaintiff to be misleading prior to and/or shortly after these statements were issued and had the ability to prevent the issuance of the statements or cause the statements to be corrected.

79.     In particular, Individual Defendants had direct and supervisory involvement in the day-to-day operations of the Company and, therefore, had the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same.

80.     As set forth above, FS KKR Capital and Individual Defendants each violated Section 10(b) and Rule 10b-5 by their acts and omissions as alleged in this Complaint. By virtue of their position as controlling persons, Individual Defendants are liable pursuant to Section 20(a)

of the Exchange Act. As a direct and proximate result of Defendants' wrongful conduct, Plaintiff and other members of the Class suffered damages in connection with their purchases of the Company's securities during the Class Period.

## PRAYER FOR RELIEF

WHEREFORE, Plaintiff prays for relief and judgment, as follows:

(a)     Determining that this action is a proper class action under Rule 23 of the Federal Rules of Civil Procedure;

(b)     Awarding compensatory damages in favor of Plaintiff and the other Class members against all defendants, jointly and severally, for all damages sustained as a result of Defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

(c)     Awarding Plaintiff and the Class their reasonable costs and expenses incurred in this action, including counsel fees and expert fees; and

(d)     Such other and further relief as the Court may deem just and proper.

## JURY TRIAL DEMANDED

Plaintiff hereby demands a trial by jury.

Dated:  May 4, 2026                          **GLANCY PRONGAY WOLKE & ROTTER LLP**

                                             By:  */s/ Lee Albert*
                                             Lee Albert (PA ID #046852)
                                             Rebecca Dawson *(pro hac vice application forthcoming)*
                                             230 Park Avenue, Suite 358
                                             New York, NY 10169
                                             Telephone: (212) 682-5340
                                             Facsimile: (212) 884-0988
                                             Email: lalbert@glancylaw.com
                                                     rdawson@glancylaw.com

                                             Robert V. Prongay *(pro hac vice application forthcoming)*
                                             Charles H. Linehan *(pro hac vice application forthcoming)*
                                             1925 Century Park East, Suite 2100
                                             Los Angeles, CA 90067
                                             Telephone: (310) 201-9150
                                             Facsimile: (310) 201-9160
                                             clinehan@glancylaw.com

                                             **LAW OFFICES OF HOWARD G. SMITH**
                                             Howard G. Smith
                                             3070 Bristol Pike, Suite 112
                                             Bensalem PA 19020
                                             Telephone: (215) 638-4847
                                             Facsimile: (215) 638-4867

                                             *Counsel for Plaintiff Calvin Stuart*

**SWORN CERTIFICATION OF PLAINTIFF**

FS KKR Capital Corp., SECURITIES LITIGATION

I,      CALVIN STUART                       , certify:

1. I have reviewed the Complaint, adopt its allegations, and authorize its filing and/or the filing of a lead plaintiff motion on my behalf.

2. I did not purchase FS KKR Capital Corp., the security that is the subject of this action at the direction of plaintiff's counsel or in order to participate in any private action arising under federal securities law.

3. I am willing to serve as a representative party on behalf of a class and will testify at deposition and trial, if necessary.

4. My transactions in FS KKR Capital Corp., during the class period set forth in the Complaint are as follows:

    See Attached Transactions

5. I have not sought to serve, nor served, as a representative party on behalf of a class in any action under the federal securities laws (15 U.S. Code, Chapter 2B; and 15 U.S. Code, Chapter 2A, Subchapter I) during the last three years.

6. I will not accept any payment for serving as a representative party, except to receive my pro rata share of any recovery or as ordered or approved by the court including the award to a representative plaintiff of reasonable costs and expenses (including lost wages) directly relating to the representation of the class.

I declare under penalty of perjury under the laws of the United States of America that the foregoing are true and correct statements.

4/29/2026

Dated: _____

DocuSigned by:

*Calvin Stuart*

C599AF48BCE74E4...

CALVIN STUART

**Calvin Stuart's Transactions in FS KKR Capital Corp. (FSK)**

| Date | Transaction Type | Quantity | Unit Price |
|---|---|---|---|
| 7/5/2024 | Bought | 1,000 | $20.05 |
| 7/31/2024 | Bought | 1,000 | $20.30 |
| 8/29/2024 | Bought | 800 | $20.24 |
| 4/11/2025 | Bought | 600 | $18.38 |
| 4/23/2025 | Bought | 2,000 | $19.65 |
| 4/23/2025 | Bought | 2,000 | $19.67 |
| 5/6/2025 | Bought | 1,800 | $19.56 |
| 8/20/2025 | Bought | 5,000 | $17.70 |
| 8/28/2025 | Bought | 2,500 | $17.93 |
| 1/30/2026 | Bought | 5,000 | $13.80 |

IN THE UNITED STATES DISTRICT COURT
FOR THE EASTERN DISTRICT OF PENNSYLVANIA

| | |
|---|---|
| THEODORE GOODMAN, derivatively on behalf of FS KKR CAPITAL CORP., <br><br> Plaintiff, <br><br> vs. <br><br> MICHAEL C. FORMAN, STEVEN LILLY, BARBARA ADAMS, BRIAN R. FORD, RICHARD I. GOLDSTEIN, MICHAEL J. HAGAN, JEFFREY K. HARROW, JEREL A. HOPKINS, JAMES H. KROPP, OSAGIE IMASOGIE, DANIEL PIETRZAK, and ELIZABETH SANDLER, <br><br> Defendants, <br><br> and <br><br> FS KKR CAPITAL CORP., <br><br> Nominal Defendant. | Case No. 2:26-cv-03240 <br><br><br> **DEMAND FOR JURY TRIAL** |

**VERIFIED SHAREHOLDER DERIVATIVE COMPLAINT**

**INTRODUCTION**

Plaintiff Theodore Goodman ("Plaintiff"), by Plaintiff's undersigned attorneys, derivatively and on behalf of Nominal Defendant FS KKR Capital Corp. ("FS KKR Capital" or the "Company"), files this Verified Shareholder Derivative Complaint against Michael C. Forman ("Forman"), Steven Lilly ("Lilly"), Barbara Adams ("Adams"), Brian R. Ford ("Ford"), Richard I. Goldstein ("Goldstein"), Michael J. Hagan ("Hagan"), Jeffrey K. Harrow ("Harrow"), Jerel A. Hopkins ("Hopkins"), James H. Kropp ("Kropp"), Osagie Imasogie ("Imasogie"), Daniel Pietrzak ("Pietrzak"), and Elizabeth Sandler ("Sandler") (collectively, the "Individual Defendants," and together with FS KKR Capital, the "Defendants") for breaches of their fiduciary duties as directors

1

and/or officers of FS KKR Capital, unjust enrichment, abuse of control, gross mismanagement, waste of corporate assets, violations of Section 14(a) of the Securities Exchange Act of 1934 (the "Exchange Act"), and for contribution under Sections 10(b) and 21D of the Exchange Act against Defendants Forman and Lilly. As for Plaintiff's complaint against the Individual Defendants, Plaintiff alleges the following based upon personal knowledge as to Plaintiff and Plaintiff's own acts, and information and belief as to all other matters, based upon, *inter alia*, the investigation conducted by and through Plaintiff's attorneys, which included, among other things, a review of the Defendants' public documents, conference calls and announcements made by the Defendants, United States Securities and Exchange Commission ("SEC") filings, wire and press releases published by and regarding FS KKR Capital, legal filings, news reports, securities analysts' reports and advisories about the Company, and information readily obtainable on the Internet. Plaintiff believes that substantial evidentiary support will exist for the allegations set forth herein after a reasonable opportunity for discovery.

## NATURE OF THE ACTION

1.      This is a shareholder derivative action that seeks to remedy wrongdoing committed by FS KKR Capital's directors and officers from May 8, 2024 to February 25, 2026, both dates inclusive (the "Relevant Period").

2.      FS KKR Capital is a business development company ("BDC") which primarily invests in senior secured debt, including first and second lien loans and secured bonds of private middle market American companies. As of December 31, 2025, the Company had total assets of approximately $13.7 billion. The Company's main source of revenue is from the interest earned on its investments as well as other fees and dividends from its investments.

3.      A BDC's Net Asset Value ("NAV") is the value of its underlying assets minus its total liabilities. Investors rely on a company's NAV to determine the financial performance as a

NAV subjects a company to various regulatory requirements, impacts share price, and impacts the ability to raise capital. Another key metric of a BDC is its non-accrual percentage, which is the number of companies where it is probable that principal or interest will not be collected to the contractual terms.

4.    Throughout the Relevant Period, the Individual Defendants made or caused the Company to make false and misleading statements regarding the effectiveness of the Company's portfolio valuation process and the strength of the Company's quarterly distribution.

5.    For example, on May 8, 2024, the Company issued a press release reporting its financial results for the first quarter of 2024 (the "1Q 2024 Earnings Press Release"). The 1Q 2024 Earnings Press Release quoted Defendant Forman as touting the Company's restructuring plan to lower its non-accruing investments as well as the Company's distributions to shareholders. Specifically, the 1Q 2024 Earnings Pres Release stated, in relevant part:

> "We had an active start to 2024, as FSK generated $0.73 per share of Adjusted Net Investment Income and an annualized ROE of 10%." said Michael C. Forman, Chief Executive Officer & Chairman. "During the first quarter our investment activity increased, our liquidity position remained strong, and *we made significant progress restructuring certain non-accruing investments. We believe the long-term earnings power of FSK continues to be healthy, and we have confidence in our ability to continue to reward shareholders with attractive distributions*."[1]

6.    Similarly, on May 7, 2025, the Company issued a press release reporting its financial results for the first quarter of 2025 (the "1Q 2025 Earnings Press Release"). The 1Q 2025 Earnings Press Release quoted Defendant Forman who continued to highlight the stability of the Company's quarterly distributions. Specifically, the 1Q 2025 Earnings Press Release stated, in relevant part:

> "We are pleased to deliver a strong start to the year, generating $0.65 per share of Adjusted Net Investment Income and originating approximately $2.0 billion of new

---

[1] All emphasis herein has been added unless otherwise stated.

investments," said Michael C. Forman, Chief Executive Officer & Chairman. "***Our strategy of building spillover income during prior periods of elevated interest rates supports the continued stability of our $0.64 base and $0.06 supplemental quarterly distributions amid the current market volatility.***"

7.      The truth began to emerge on August 6, 2025, when the Company issued a press release reporting disappointing financial results for the second quarter of 2025 (the "2Q 2025 Earnings Press Release"). The 2Q 2025 Earnings Press Release revealed that the Company's NAV had declined to $21.93 per share, down $1.44 and representing a 6.2% decline from the prior quarter. The 2Q 2025 Earnings Press Release also revealed the Company's total fair value of investments fell $474 million during the quarter and that its earnings (loss) per share was negative $0.75, down $1.18 and representing a 274.4% decline from the prior quarter. Additionally, it was revealed that the Company's non-accrual investments rose to 3.0% to 5.3% of the Company's total investment portfolio at fair value and amortized cost.

8.      On this news, the price per share of the Company's common stock fell $1.66, or approximately 8.2%, from a price per share of $20.24 at the close of trading on August 6, 2025, to close at $18.58 per share at the close of trading on August 7, 2025. However, the Individual Defendants continued to make false and misleading statements to investors regarding the effectiveness of the Company's restructuring plans and the strength of its dividend.

9.      For example, on November 5, 2025, the Company issued a press release reporting its financial results for the third quarter of 2025 (the "3Q 2025 Earnings Press Release"). The 3Q 2025 Earnings Press Release quoted Defendant Forman who announced that the Company's 2026 quarterly dividend strategy was to result in an annualized yield of approximately 10% of the Company's NAV. Specifically, the 3Q 2025 Earnings Pres Release stated, in relevant part:

> "During the third quarter FSK generated $0.57 per share of Adjusted Net Investment Income, and our Net Asset Value per share increased to $21.99," said Michael C. Forman, Chief Executive Officer and Chairman. "***We are pleased to***

*announce our 2026 quarterly distribution strategy which we currently believe will result in an annualized yield of approximately 10% on our Net Asset Value, consistent with the BDC industry's long term yield of 9.0% to 10.0%. We believe this distribution will be attractive on both a relative and absolute basis*."

10.     The truth fully emerged on February 25, 2026, when the Company issued a press release reporting disappointing results for the 2025 fiscal year (the "FY 2025 Earnings Press Release"). The FY 2025 Earnings Press Release reported a NAV of $20.89, down $1.10 and representing a 5% decline from the previous quarter, and the total value of the Company's investments fell an additional $406 million. The FY 2025 Earnings Press Release also revealed earnings (loss) per share of negative $0.41, down $1.17 and representing a 153.9% decline from the prior quarter, and a total net realized and unrealized loss per share of negative $0.89, down $1.08 and representing a 568.4% decline from the prior quarter. Additionally, the Company's non-accrual investments rose to 3.4%, compared to 2.9% the prior quarter, and the Company's total investment portfolio at fair value and amortized cost rose to 5.5%, compared to 5.0% in the previous quarter.

11.     On an accompanying earnings call (the "FY 2025 Earnings Call"), Defendant Pietrzak elaborated that the challenges in certain legacy Company investments accounted for "50% of net realized and unrealized losses." Defendant Pietrzak additionally revealed that the Company's 2026 dividend would only be in the range of 9% of the Company's NAV. Specifically, Defendant Pietrzak stated, in relevant part:

> Thanks, Michael. I'd like to start by focusing on FSK's recent performance. As Michael noted, our recent underperformance reflects challenges in certain legacy investments, including **Production Resource Group, as well as challenges in certain current adviser originated investments such as Medallia, Cubic Corp, KBS and 48forty.**

* * *

5

Nonaccruals relating to the 90% of our portfolio, which has been originated by KKR Credit were 5.1% on a cost basis and 3.1% on a fair value basis as of the end of the fourth quarter. This compares to 3.4% on a cost basis and 1.8% on a fair value basis as of the end of the third quarter.

And while *we acknowledge that this nonaccrual rate is above the long-term BDC industry average cost basis*, nonaccrual rate of approximately 3.8%, we also recognize that this measure is a point-in-time data point. KKR's long-term average cost basis nonaccrual rate since April 2018 is 1.2%.

12.     On this news, the price of the Company's stock fell $2.03 per share, or approximately 15.2%, from a close of $13.32 per share on February 25, 2026, to close at $11.29 per share on February 26, 2026.

13.     During the Relevant Period, the Individual Defendants breached their fiduciary duties to the Company by making and/or causing the Company to make a series of materially false and misleading statements which failed to disclose, *inter alia*, that: (1) the Company's ability to restructure its portfolio to minimize the impacts of non-accruing investments was overstated; (2) the valuation of the Company's portfolio was overstated; and (3) as a result, the Company's purported quarterly distribution strategy was out of reach. As a result of the foregoing, the Individual Defendants caused the Company's public statements to be materially false and misleading at all relevant times.

14.     Additionally, in breach of their fiduciary duties, the Individual Defendants willfully or recklessly caused the Company to fail to maintain adequate internal controls while Defendant Imasogie engaged in improper insider sales, netting total proceeds of *approximately $900,034.*

15.     The Individual Defendants failed to correct and/or caused the Company to fail to correct these false and misleading statements and omissions of material fact, rendering them personally liable to the Company for breaching their fiduciary duties.

16.     The Company has been substantially damaged as a result of the Individual Defendants' knowing or highly reckless breaches of fiduciary duty and other misconduct.

17.     In light of the Individual Defendants' misconduct—which has subjected the Company, its Chief Executive Officer ("CEO"), and its Chief Financial Officer ("CFO") to a federal securities fraud class action lawsuit pending in the United States District Court for the Eastern District of Pennsylvania (the "Securities Class Action"), the need to undertake internal investigations, the need to implement adequate internal controls, losses from the waste of corporate assets, and losses due to the unjust enrichment of the Individual Defendants who were improperly overcompensated by the Company and/or who benefitted from the wrongdoing alleged herein— the Company will have to expend many millions of dollars. The Company has been substantially damaged because of the Individual Defendants' knowing or reckless breaches of their fiduciary duties, and other misconduct.

18.     In light of the breaches of fiduciary duty engaged in by the Individual Defendants, most of whom are the Company's current directors, of the collective engagement in fraud and misconduct by the Company's directors, of the substantial likelihood of the directors' liability in this derivative action, of Defendants Forman's and Lilly's liability in the Securities Class Action, and of their not being disinterested and/or independent directors, a majority of the Company's Board of Directors (the "Board") cannot consider a demand to commence litigation against themselves on behalf of the Company with the requisite level of disinterestedness and independence.

## JURISDICTION AND VENUE

19.     This Court has subject matter jurisdiction pursuant to 28 U.S.C. § 1331 because Plaintiff's claims raise a federal question under Section 14(a) of the Exchange Act (15 U.S.C. §

7

78n(a)(1)), Rule 14a-9 of the Exchange Act (17 C.F.R. § 240.14a-9), Section 10(b) of the

Exchange Act (15 U.S.C. § 78j(b)), and Section 21D of the Exchange Act (15 U.S.C. § 78u-4(f)).

Plaintiff's claims also raise a federal question pertaining to the claims made in the Securities Class

Action based on violations of the Exchange Act.

20.    This Court has supplemental jurisdiction over Plaintiff's state law claims pursuant

to 28 U.S.C. § 1367(a).

21.    This derivative action is not a collusive action to confer jurisdiction on a court of

the United States that it would not otherwise have.

22.    The Court has personal jurisdiction over each of the Defendants because each

Defendant is either a corporation conducting business and maintaining operations in this District,

or he or she is an individual who is a citizen of Pennsylvania or who has minimum contacts with

this District to justify the exercise of jurisdiction over them.

23.    Venue is proper in this District pursuant to 28 U.S.C. §§ 1391 and 1401 because a

substantial portion of the transactions and wrongs complained of herein occurred in this District

and the Defendants have received substantial compensation in this District by engaging in

numerous activities that had an effect in this District.

**PARTIES**

**Plaintiff**

24.    Plaintiff is a current shareholder of FS KKR Capital. Plaintiff has continuously held

FS KKR Capital stock since first purchasing on February 14, 2024.

**Nominal Defendant FS KKR Capital**

25.    FS KKR Capital is a Maryland corporation with principal executive offices at 3025

JFK Boulevard, OFC 500, Philadelphia, Pennsylvania 19104. FS KKR Capital's common stock

trades on the New York Stock Exchange("NYSE") under the ticker symbol "FSK."

**Defendant Forman**

26.    Defendant Forman has served as the Company's CEO and as a Company director since 2007.

27.    The Schedule 14A the Company filed with the SEC on April 30, 2026 (the "2026 Proxy Statement") stated the following about Defendant Forman:

> *Michael C. Forman* is the Chairman of the Board and the Company's Chief Executive Officer. He is also Chairman and Chief Executive Officer K-FIT, K-FITS, and Future Standard (f/k/a FS Investments). Mr. Forman has been leading Future Standard since its founding in 2007. He has served as the Chairman and Chief Executive Officer of the Advisor since its inception. Mr. Forman also previously served as Chairman, President and/or Chief Executive Officer of FSKR until the Merger. He currently serves as Chairman, President and/or Chief Executive Officer of other funds sponsored by Future Standard and its affiliates. Prior to founding Future Standard, Mr. Forman founded a private equity and real estate investment firm. He started his career as an attorney in the Corporate and Securities Department at the Philadelphia based law firm of Klehr Harrison Harvey Branzburg LLP. In addition to his career as an attorney and investor, Mr. Forman has been an active entrepreneur and has founded several companies, including companies engaged in the gaming, specialty finance and asset management industries. Mr. Forman is a member of a number of civic and charitable boards, including The Philadelphia Equity Alliance, Drexel University and the Philadelphia Center City District Foundation. Mr. Forman received his B.A., summa cum laude, from the University of Rhode Island, where he was elected Phi Beta Kappa, and received his J.D. from Rutgers University.

> Mr. Forman has extensive experience in corporate and securities law and has founded and served in a leadership role at various companies, including the Company and the Advisor. The Board believes Mr. Forman's experience and his positions as the Company's and the Advisor's Chief Executive Officer make him a significant asset to the Company.

(Emphasis in original).

**Defendant Lilly**

28.    Defendant Lilly has served as the Company's CFO since November 2019.

29.    The 2026 Proxy Statement stated the following about Defendant Lilly:

> *Steven Lilly* has served as the Chief Financial Officer of the Company since November 2019 and previously served as chief financial officer of FSKR until the Merger. Mr. Lilly has also served as the Chief Financial Officer of K-FIT and K-

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FITS since each entity's inception. He joined Future Standard in October 2019 as a Managing Director. Mr. Lilly has a wealth of experience in the BDC space and most recently served as Chief Financial Officer and Secretary of Triangle Capital Corporation ("Triangle"), and as a member of its Board of Directors from 2006 and as its Chief Compliance Officer from 2007, prior to Triangle's sale to Benefit Street Partners and Barings, LLC in 2018. From 2005 to 2006, Mr. Lilly served as Chief Financial Officer of Triangle Capital Partners, LLC. At Triangle, he built the company's financial and operating infrastructure, oversaw listings on the Nasdaq and NYSE in 2007 and 2010, respectively, and led all corporate M&A and strategic processes. Prior to joining Triangle, Mr. Lilly spent seven years as Senior Vice President of Finance & Treasurer at SpectraSite Communications, a publicly traded wireless tower company, which was sold to American Tower Corporation in 2005. He began his career in the media and communications capital markets group at First Union, now part of Wells Fargo. Mr. Lilly earned a B.A. in History from Davidson College and completed the Executive Education Program at University of North Carolina at Chapel Hill. He currently serves or previously has served on the board of trustees of UNC/Rex Healthcare, Episcopal High School, Saint Mary's School, and Historic Oakwood Cemetery in Raleigh, NC. He is also a Director at America First Multifamily Investors, LP, a publicly traded mortgage real estate investment trust, where he serves as Chairman of the Audit Committee.

(Emphasis in original).

**Defendant Adams**

30.    Defendant Adams has served as a Company director since 2018. She also serves as

a member of the Valuation Committee.

31.    The 2026 Proxy Statement stated the following about Defendant Adams:

*Barbara Adams* has served on the Company's Board of Directors since 2018 and serves on the board of trustees for K-FIT and K-FITS. Ms. Adams was also a member of the board of directors of FSKR until the Merger. Ms. Adams served as the Executive Vice President — legal affairs and General Counsel of the Philadelphia Housing Authority from August 2011 to April 2016, and as a trustee of each of the Philadelphia Housing Authority Retirement Income Trust and the Philadelphia Housing Authority Defined Contribution Pension Plan from November 2011 to April 2016. She served as the General Counsel of the Commonwealth of Pennsylvania (the "Commonwealth") from 2005 until January 2011. As General Counsel to the Commonwealth, Ms. Adams led a staff of more than 500 lawyers in representing then Pennsylvania Governor Edward G. Rendell and more than 30 executive and independent agencies and commissions in litigation, transactions, regulatory, legislative and criminal justice matters. Prior to her appointment as General Counsel to the Commonwealth, Ms. Adams was a partner at the law firm of Duane Morris LLP in Philadelphia, focusing her practice on taxable and tax-exempt public finance, affordable housing development matters,

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state and local government law, energy law and campaign finance law. From 2022 through 2025, Ms. Adams served on the Board of Directors of the Federal Home Loan Bank of Pittsburgh and was a member and ultimately Vice-Chair of its audit committee, and a member and Vice-Chair of membership, credit and community investment committee (formerly known as the affordable housing, products and services committee). She also currently serves as an executive committee member and Vice Chair of the board of directors of the Committee of Seventy and has served as a board member of the Philadelphia Energy Authority since 2011. Ms. Adams has served on the boards of a number of other charitable and public organizations, including a term as Commissioner of the Philadelphia Gas Commission, as a Commissioner and Secretary of the Independent Charter Commission of the City of Philadelphia, and on the boards of the Pennsylvania Association of Bond Lawyers, the Philadelphia Association of Community Development Corporations, the People's Emergency Center (now, HopePHL) and the Reading Terminal Market Corporation. Ms. Adams is a graduate of Temple University School of Law and a graduate of Smith College. She is NACD (National Association of Corporate Directors) Directorship Certified™. The NACD Directorship Certification® program equips directors with the foundation of knowledge sought by boards to effectively contribute in the boardroom. NACD Directorship Certified directors pass a foundational exam developed by experienced directors and, via continuing recertification requirements, commit to continuing education on governance and emerging issues impacting the businesses they serve in order to elevate the profession of directorship. Ms. Adams also has an Advanced Management Program Certificate from the Wharton School of the University of Pennsylvania Aresty School of Executive Education and the NACD/Carnegie Melon CERT Certificate in Cybersecurity Oversight.

Ms. Adams has extensive service in the private and public sectors as legal counsel and as a member of a number of boards. This experience has provided Ms. Adams, in the opinion of the Board, with experience and insight which is beneficial to the Company.

(Emphasis in original).

**Defendant Ford**

32.    Defendant Ford has served as a Company director since 2018. He also serves as the Chair of the Audit Committee and as a member of the Compensation Committee.

33.    The 2026 Proxy Statement stated the following about Defendant Ford:

*Brian R. Ford* has served on the Company's Board of Directors since 2018 and serves on the board of trustees for K-FIT and K-FITS. Mr. Ford was also a member of the board of directors of FSKR until the Merger. Mr. Ford currently also serves on the boards of FS Credit Income Fund, Clearway Energy, Inc., Bayada, a home healthcare nonprofit corporation, and Drexel University. Mr. Ford was previously

11

the Chief Executive Officer of Washington Philadelphia Partners, LP, a real estate investment company, from July 2008 to April 2010. Mr. Ford retired as a partner and CPA of Ernst & Young LLP, a multinational professional services firm, in July 2008, where he was employed since 1971. Mr. Ford received his B.S. in Economics from Rutgers University. He is a Certified Public Accountant.

Mr. Ford has extensive financial accounting experience and service on the boards of public companies. This experience has provided Mr. Ford, in the opinion of the Board, with experience and insight which is beneficial to the Company.

(Emphasis in original).

### **Defendant Goldstein**

34.    Defendant Goldstein has served as a Company director since 2018. He also serves

as a member of the Valuation Committee.

35.    The 2026 Proxy Statement stated the following about Defendant Goldstein:

*Richard I. Goldstein* has served on the Company's Board of Directors since 2018 and serves on the board of trustees of K-FIT and K-FITS. Mr. Goldstein was also a member of the board of directors of FSKR until the Merger. Mr. Goldstein has served as Chief Operating Officer of Radius Global Infrastructure Inc. ("Radius Global") since 2020 and has previously served as a Managing Director of Associated Partners, a private investment partnership focusing on creating, operating and investing in wireless communications companies, since its inception in 2006. He also serves as the chief operating officer of AP WIP Investments. Mr. Goldstein currently also serves as lead independent director of FS Specialty Lending Fund, a position he has held since March 2015. Prior to joining Associated Partners, Mr. Goldstein was vice president of The Associated Group, Inc. ("AGI"), a publicly-traded owner and operator of communications-related businesses and assets. While at AGI, he was responsible for operating AGI's cellular telephone operations. Mr. Goldstein has served as a director of Ubicquia since 2017. Mr. Goldstein served as a director of Intellon Corporation prior to its acquisition by Atheros Communications, Inc. Mr. Goldstein received a Bachelor of Science in Business and Economics from Carnegie Mellon University and received training at the Massachusetts Institute of Technology in Management Information Systems. Mr. Goldstein has extensive experience as a senior executive and in negotiating investment transactions in a variety of industries, including the energy industry.

Mr. Goldstein has extensive experience as a senior executive and in negotiating investment transactions in a variety of industries. This experience has provided Mr. Goldstein, in the opinion of the Board, with experience and insight which is beneficial to the Company.

(Emphasis in original).

**Defendant Hagan**

36.      Defendant Hagan has served as a Company director since 2011. He also serves as

a member of the Nominating and Corporate Governance Committee.

37.      The 2026 Proxy Statement stated the following about Defendant Hagan:

*Michael J. Hagan* has served on the Company's Board of Directors since 2011 and
serves on the board of trustees of KKR FS Income Trust ("K-FIT") and KKR FS
Income Trust Select ("K-FITS"). Mr. Hagan was also a member of the board of
directors of FS KKR Capital Corp. II ("FSKR") until its merger with FSK in June
2021 (the "Merger"). He is a co-founder of Hawk Capital Partners, a private equity
firm, where he currently serves as Managing Partner, and has served in such
capacity since December 2014. Prior to co-founding Hawk Capital Partners, Mr.
Hagan served as the President of LifeShield, Inc. ("LifeShield") from June 2013 to
May 2014, a leading wireless home security company which was acquired by and
became a division of DirecTV in 2013. He previously served as the Chairman,
President and Chief Executive Officer of LifeShield from December 2009 to May
2013. Prior to his employment by LifeShield, Mr. Hagan served as Chairman of
NutriSystem, Inc. ("NutriSystem") from 2002 to November 2008, as Chief
Executive Officer of NutriSystem from 2002 to May 2008 and as President of
NutriSystem from July 2006 to September 2007. Prior to joining NutriSystem, Mr.
Hagan was the co-founder of Verticalnet Inc. "Verticalnet") and held a number of
executive positions at Verticalnet since its founding in 1995, including Chairman
of the Board from 2002 to 2005, President and Chief Executive Officer from 2001
to 2002, Executive Vice President and Chief Operating Officer from 2000 to 2001
and Senior Vice President prior to that time. Mr. Hagan served on the board of
directors of NutriSystem from February 2021 to September 2025, and from 2012
to 2019, where he presided in the role of Chairman of the Board. Mr. Hagan
previously served as a Director of NutriSystem from 2002 to November 2008,
Verticalnet from 1995 to January 2008 and Actua Corporation (formerly known as
ICG Group, Inc.) from June 2007 to February 2018. Mr. Hagan also served as a
member of the board of trustees of American Financial Realty Trust from 2003 to
June 2007. Mr. Hagan holds a B.S. in Accounting from Saint Joseph's University
and he is an inactive Certified Public Accountant.

Mr. Hagan has significant experience as an entrepreneur and senior executive at
public and private organizations. Mr. Hagan also has extensive experience in
corporate finance, private equity, financial reporting and accounting and controls.
This experience has provided Mr. Hagan, in the opinion of the Board, with
experience and insight which is beneficial to the Company.

(Emphasis in original).

**Defendant Harrow**

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38.     Defendant Harrow has served as a Company director since 2010. He also serves as

the Chair of the Nominating and Corporate Governance Committee.

39.     The 2026 Proxy Statement stated the following about Defendant Harrow:

*Jeffrey K. Harrow* has served on the Company's Board of Directors since 2010 and
serves on the board of trustees for K-FIT and K-FITS. Mr. Harrow was also a
member of the board of directors of FSKR until the Merger. Mr. Harrow previously
served as Co-Chairman of Sparks Marketing Group, Inc. ("Sparks"), a global brand
experience agency, from 2001 to 2023. Prior to joining Sparks, Mr. Harrow served
as President and Chief Executive Officer of CMPExpress.com from 1999 to 2000.
Mr. Harrow created the strategy that allowed CMPExpress.com to move from a
Business-to-Consumer marketplace into the Business-to-Business sector. In 2000,
Mr. Harrow successfully negotiated the sale of CMPExpress.com to Cyberian
Outpost (NASDAQ ticker: COOL). From 1982 through 1998, Mr. Harrow was the
President, Chief Executive Officer and a Director of Travel One, a national travel
management company. Mr. Harrow was responsible for growing the company from
a single office location to more than 100 offices in over 40 cities and to its rank as
the 6th largest travel management company in the United States. Under his sales
strategy, annual revenues grew from $8 million to just under $1 billion. During this
time, Mr. Harrow purchased nine travel companies in strategic cities to complement
Travel One's organic growth. In 1998, Mr. Harrow and his partners sold Travel
One to American Express. Mr. Harrow's past directorships include service as a
Director of the Dean's Board of Advisors of The George Washington University
School of Business. Mr. Harrow is a graduate of The George Washington
University School of Government and Business Administration, where he received
his B.B.A. in 1979.

Mr. Harrow has served in a senior executive capacity at various companies, as well
as a member of various boards. This experience has provided Mr. Harrow, in the
opinion of the Board, with experience and insight which is beneficial to the
Company.

(Emphasis in original).

**Defendant Hopkins**

40.     Defendant Hopkins has served as a Company director since 2018. He also serves

as a member of the Valuation Committee.

41.     The 2026 Proxy Statement stated the following about Defendant Hopkins:

*Jerel Hopkins* has served on the Company's Board of Directors since 2018 and
serves on the board of trustees for K-FIT and K-FITS. Mr. Hopkins was also a

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member of the board of directors of FSKR until the Merger. Mr. Hopkins has served as General Counsel of National Philanthropic Trust, a non-profit company, since January 2026. Prior to joining National Philanthropic Trust, Mr. Hopkins served as General Counsel and Corporate Secretary of Hershey Trust Company since July 2023. Prior to joining Hershey Trust Company, Mr. Hopkins served as a Managing Director and Associate General Counsel of Delaware Management Holdings, Inc., a diversified asset management firm and an affiliate of Macquarie, from November 2004 to July 2023. Mr. Hopkins served as an attorney in the corporate and securities department of the law firm Klehr Harrison from January 2000 to November 2004. Mr. Hopkins served as counsel in the division of enforcement and litigation of the Pennsylvania Securities Commission from August 1997 to December 1999 and as lead counsel of the internet fraud unit from January 1999 to December 1999. In addition, Mr. Hopkins served as special counsel on behalf of the Pennsylvania Securities Commission to the North American Securities Administrators Association, Inc. from January 1999 to December 1999. Mr. Hopkins has also served on the board of trustees of the Philadelphia College of Osteopathic Medicine from February 2012 until 2024, most recently as Vice-Chairman of the Board. Mr. Hopkins received his B.S. from the Wharton School of the University of Pennsylvania and his J.D. from Villanova University School of Law.

Mr. Hopkins has significant experience in corporate and securities law matters and has served as a member of a number of boards. This experience has provided Mr. Hopkins, in the opinion of the Board, with experience and insight which is beneficial to the Company.

(Emphasis in original).

**Defendant Kropp**

42.    Defendant Kropp has served as a Company director since 2018. He also serves as the Chair of the Valuation Committee and as a member of the Audit Committee and the Compensation Committee.

43.    The 2026 Proxy Statement stated the following about Defendant Kropp:

*James H. Kropp* has served on the Company's Board of Directors since 2018 and serves on the board of trustees for K-FIT and K-FITS. Mr. Kropp was also a member of the board of directors of FSKR until the Merger. Mr. Kropp served as an independent director of Corporate Capital Trust, Inc. ("CCT")_from 2011 until the merger of FSK and CCT in 2018, and served as an independent trustee for Corporate Capital Trust II ("CCT II") from 2015 until its merger with FSKR in 2019. Mr. Kropp previously served as Chief Investment Officer of SLKW Investments LLC, a position he held from 2009 until his retirement in 2019 and was Chief Financial Officer of Microproperties LLC from 2012 to 2019. From 1998 to 2021, Mr. Kropp was a Director and Chair of the Compensation Committee and member of the Nominating/Corporate Governance committee of PS Business Parks, Inc., a public real estate investment trust whose shares were listed on the NYSE until its acquisition. Mr. Kropp became an independent trustee of NYSE-listed American Homes 4 Rent since its founding in November 2012. He served as Chairman of its audit committee from November 2012 to May 2023, and currently serves on its nominating and governance committee since May 2023. Mr. Kropp became lead independent director of KKR Real Estate Select Trust at its founding in 2021. Mr. Kropp also serves on the board and audit committees of KKR Asset Based Income Fund since May 2023, KKR US Direct Lending Fund — U Inc. since October 2023, and KKR Enhanced Direct Lending Fund — L Inc. since April 2024. Mr. Kropp received a B.B.A. Finance from St. Francis College and completed the MBA/CPA preparation program from New York University. Mr. Kropp has, in the past, been licensed to serve in a variety of supervisory positions (including financial, options and compliance principal) by the National Association of Securities Dealers. He is a member of the American Institute of CPAs and a Board Leadership Fellow for the National Association of Corporate Directors.

Mr. Kropp has direct experience with investments as a portfolio manager and registered investment adviser, as well as accounting, auditing and finance experience. This experience has provided Mr. Kropp, in the opinion of the Board, with experience and insight which is beneficial to the Company.

(Emphasis in original).

**Defendant Imasogie**

44.    Defendant Imasogie has served as a Company director since 2019. He also serves as a member of the Audit Committee, Compensation Committee, and the Valuation Committee.

45.    During the Relevant Period, while the Company's stock was artificially inflated before the scheme was exposed, Defendant Imasogie made the following sale of Company common stock:

| Date | Number of Shares | Avg. Price/Share | Proceeds |
|---|---|---|---|
| November 25, 2024 | 40,885 | $22.01 | $900,034 |

Thus, in total, before the fraud was exposed, Defendant Imasogie sold 40,885 shares of Company common stock on inside information, for which he received approximately $900,034 in total proceeds. His insider sales, made with knowledge of material nonpublic information before the material misstatements and omissions were exposed demonstrate his motive in facilitating and

participating in the scheme.

46.    The 2026 Proxy Statement stated the following about Defendant Imasogie:

*Osagie Imasogie* has served on the Company's Board of Directors since 2019 and
serves on the board of trustees for K-FIT and K-FITS. Mr. Imasogie was also a
member of the board of directors of FSKR until the Merger. Mr. Imasogie has over
31 years of experience in the fields of law, finance, business management,
healthcare and the pharmaceutical industry. He is a co-founder and the Senior
Managing Partner of PIPV Capital, a private equity firm that is focused on the life
sciences vertical. Prior to co-founding PIPV Capital, Mr. Imasogie conceptualized
and established GlaxoSmithKline Ventures and was its founding Vice President.
Mr. Imasogie has held senior commercial and R&D positions within
pharmaceutical companies such as GSK, SmithKline, DuPont Merck and Endo,
where he was the founding General Counsel and Senior Vice President for
corporate development. Mr. Imasogie has also been a Price Waterhouse corporate
finance partner as well as a practicing attorney with a leading US law firm. Mr.
Imasogie is a serial entrepreneur and investor. He was the founder and Chairman
of Iroko Pharmaceuticals, Ception Therapeutics Inc. and Trigenesis Therapeutics
Inc. In addition, he serves on the board of a number of financial institutions such as
Haverford Trust and StoneRidge Investment and is the Non-Executive Chairman
of Quoin Capital. In addition, Mr. Imasogie is an advisor to Brown Advisory. In
2023, Mr. Imasogie was appointed by President Biden as an inaugural member of
the President's Advisory Council on African Diaspora Engagement in the United
States. Mr. Imasogie is a Trustee of the University of Pennsylvania and a member
of the Board of Advisors of the University of Pennsylvania Law School, where he
is an adjunct professor of Law. Mr. Imasogie also serves on the board of the
Philadelphia Orchestra and the Philadelphia Museum of Art. Mr. Imasogie holds
post-graduate degrees from the University of Pennsylvania Law School and the
London School of Economics.

Mr. Imasogie has served in a senior executive capacity at various companies, as
well as a member of various boards. This experience has provided Mr. Imasogie,
in the opinion of the Board, with experience and insight which is beneficial to the
Company.

(Emphasis in original).

**Defendant Pietrzak**

17

47.     Defendant Pietrzak has served as a Company director since 2022, the Company's

President since 2025, and as the Company's Chief Investment Officer ("CIO") since April 2018.

Previously, he served as the Company's Co-President from 2019 until 2025.

48.     The 2026 Proxy Statement stated the following about Defendant Pietrzak:

*Daniel Pietrzak* has served as the Company's President since 2025, the Company's
Co-President from 2019 to 2025 and as Chief Investment Officer since April 2018.
He also serves as President, Chief Investment Officer, and a member of the board
of trustees of K-FIT and K-FITS and previously served as Co-President from each
entity's inception through 2025. Mr. Pietrzak also serves as President, Chief
Investment Officer, and a member of the board of directors of the Advisor. He
previously served as the Co-President and Chief Investment Officer of FSKR until
the Merger. Mr. Pietrzak joined KKR Credit Advisors (US) LLC ("KKR Credit")
in 2016 and is a member of KKR Credit and Global Head of Private Credit. Mr.
Pietrzak is a portfolio manager for KKR Credit's private credit funds and portfolios
and a member of the Global Private Credit Investment Committee, Europe Direct
Lending Investment Committee and KKR Credit Portfolio Management
Committee. Prior to joining KKR Credit, Mr. Pietrzak was a Managing Director
and the Co-Head of Deutsche Bank's Structured Finance business across the
Americas and Europe. Previously, Mr. Pietrzak was based in New York and held
various roles in the structured finance and credit businesses of Société Générale
and CIBC World Markets. Mr. Pietrzak started his career at
PricewaterhouseCoopers in New York and is a Certified Public Accountant. Mr.
Pietrzak holds an M.B.A. in Finance from The Wharton School of the University
of Pennsylvania and a B.S. in Accounting from Lehigh University.

Mr. Pietrzak has extensive experience in private credit investing and has served in
a leadership role at various companies, including the Company and the Advisor.
The Board believes Mr. Pietrzak's experience and his positions as the Company's
and the Advisor's President and Chief Investment Officer make him a significant
asset to the Company.

(Emphasis in original).

**Defendant Sandler**

49.     Defendant Sandler has served as a Company director since 2019. She also serves

as a member of the Valuation Committee.

50.     The 2026 Proxy Statement stated the following about Defendant Sandler:

*Elizabeth Sandler* has served on the Company's Board of Directors since 2019 and serves on the board of trustees of K-FIT and K-FITS. Ms. Sandler was also a member of the board of directors of FSKR until the Merger. Ms. Sandler serves as Chief Operating Officer at the luxury hospitality owner, Mohari Hospitality. She is a seasoned senior executive with 26 years of experience as a Head of Strategy and Chief Operating Officer for multi-national divisions of global financial services organizations. Most recently, Ms. Sandler was a COO for Blackstone Real Estate Debt Strategies (BREDS), the private equity firm's $30 billion AUM real estate debt fund, mortgage REIT (NYSE: BXMT) and real estate securities hedge fund business. Ms. Sandler also serves on the board of essensys PLC. Before Blackstone, Ms. Sandler spent 16 years at Deutsche Bank as COO of Group Risk and a member of the Bank's Global Operating Committee. Prior to joining Deutsche Bank, she worked at a number of companies in the financial services industry. Ms. Sandler received a B.A. from Duke University and an M.B.A. from The Wharton School of the University of Pennsylvania.

Ms. Sandler has extensive experience in the financial services industry. This experience has provided Ms. Sandler, in the opinion of the Board, with experience and insight which is beneficial to the Company.

(Emphasis in original).

## FIDUCIARY DUTIES OF THE INDIVIDUAL DEFENDANTS

51.     By reason of their positions as officers, directors, and/or fiduciaries of FS KKR Capital and because of their ability to control the business and corporate affairs of FS KKR Capital, the Individual Defendants owed FS KKR Capital and its shareholders fiduciary obligations of trust, loyalty, good faith, and due care, and were and are required to use their utmost ability to control and manage FS KKR Capital in a fair, just, honest, and equitable manner.  The Individual Defendants were and are required to act in furtherance of the best interests of FS KKR Capital and its shareholders so as to benefit all shareholders equally.

52.     Each director and officer of the Company owes to FS KKR Capital and its shareholders the fiduciary duty to exercise good faith and diligence in the administration of the Company and in the use and preservation of its property and assets and the highest obligations of fair dealing.

19

53.     The Individual Defendants, because of their positions of control and authority as directors and/or officers of FS KKR Capital, were able to and did, directly and/or indirectly, exercise control over the wrongful acts complained of herein.

54.     To discharge their duties, the officers and directors of FS KKR Capital were required to exercise reasonable and prudent supervision over the management, policies, controls, and operations of the Company.

55.     Each Individual Defendant, by virtue of his or her position as a director and/or officer, owed to the Company and to its shareholders the highest fiduciary duties of loyalty, good faith, and the exercise of due care and diligence in the management and administration of the affairs of the Company, as well as in the use and preservation of its property and assets. The conduct of the Individual Defendants complained of herein involves a knowing and culpable violation of their obligations as directors and officers of FS KKR Capital, the absence of good faith on their part, or a reckless disregard for their duties to the Company and its shareholders that the Individual Defendants were aware or should have been aware posed a risk of serious injury to the Company. The conduct of the Individual Defendants, who were also officers and directors of the Company, has been ratified by the remaining Individual Defendants, who collectively comprised a majority of FS KKR Capital's Board at all relevant times.

56.     As senior executive officers and/or directors of a publicly-traded company whose common stock was registered with the SEC pursuant to the Exchange Act and traded on the NYSE, the Individual Defendants had a duty to prevent and not to effect the dissemination of inaccurate and untruthful information with respect to the Company's financial condition, performance, growth, operations, financial statements, business, products, management, earnings, internal controls, and present and future business prospects, including the dissemination of false

information regarding the Company's business, prospects, and operations, and had a duty to cause the Company to disclose in its regulatory filings with the SEC all those facts described in this complaint that it failed to disclose, so that the market price of the Company's common stock would be based upon truthful and accurate information. Further, they had a duty to ensure the Company remained in compliance with all applicable laws.

57.     To discharge their duties, the officers and directors of FS KKR Capital were required to exercise reasonable and prudent supervision over the management, policies, practices, and internal controls of the Company. By virtue of such duties, the officers and directors of FS KKR Capital were required to, among other things:

(a)     ensure that the Company was operated in a diligent, honest, and prudent manner in accordance with the laws and regulations of Maryland, Pennsylvania, and the United States, and pursuant to FS KKR Capital's own Code of Business Conduct and Ethics (the "Code of Ethics");

(b)     conduct the affairs of the Company in an efficient, business-like manner so as to make it possible to provide the highest quality performance of its business, to avoid wasting the Company's assets, and to maximize the value of the Company's stock;

(c)     remain informed as to how FS KKR Capital conducted its operations, and, upon receipt of notice or information of imprudent or unsound conditions or practices, to make reasonable inquiry in connection therewith, and to take steps to correct such conditions or practices;

(d)     establish and maintain systematic and accurate records and reports of the business and internal affairs of FS KKR Capital and procedures for the reporting of the business and internal affairs to the Board and to periodically investigate, or cause independent investigation to be made of, said reports and records;

(e)     maintain and implement an adequate and functioning system of internal legal, financial, and management controls, such that FS KKR Capital's operations would comply with all applicable laws and FS KKR Capital's financial statements and regulatory filings filed with the SEC and disseminated to the public and the Company's shareholders would be accurate;

(f)     exercise reasonable control and supervision over the public statements made by the Company's officers and employees and any other reports or information that the Company was required by law to disseminate;

(g)     refrain from unduly benefiting themselves and other Company insiders at the expense of the Company; and

(h)     examine and evaluate any reports of examinations, audits, or other financial information concerning the financial affairs of the Company and make full and accurate disclosure of all material facts concerning, *inter alia*, each of the subjects and duties set forth above.

58.     Each of the Individual Defendants further owed to FS KKR Capital and the shareholders the duty of loyalty requiring that each favor FS KKR Capital's interest and that of its shareholders over their own while conducting the affairs of the Company and refrain from using their position, influence or knowledge of the affairs of the Company to gain personal advantage.

59.     At all times relevant hereto, the Individual Defendants were the agents of each other and of FS KKR Capital and were at all times acting within the course and scope of such agency.

60.     Because of their advisory, executive, managerial, directorial, and controlling positions with FS KKR Capital, each of the Individual Defendants had access to adverse, non-public information about the Company.

61.     The Individual Defendants, because of their positions of control and authority, were able to and did, directly or indirectly, exercise control over the wrongful acts complained of herein, as well as the contents of the various public statements issued by FS KKR Capital.

## CONSPIRACY, AIDING AND ABETTING, AND CONCERTED ACTION

62.     In committing the wrongful acts alleged herein, the Individual Defendants have pursued, or joined in the pursuit of, a common course of conduct, and have acted in concert with and conspired with one another in furtherance of their wrongdoing. The Individual Defendants caused the Company to conceal the true facts as alleged herein. The Individual Defendants further aided and abetted and/or assisted each other in breaching their respective duties.

63.     The purpose and effect of the conspiracy, common enterprise, and/or common course of conduct was, among other things, to: (i) facilitate and disguise the Individual Defendants' violations of law, including breaches of fiduciary duty, unjust enrichment, waste of corporate assets, gross mismanagement, abuse of control, and violations of the Exchange Act; (ii) conceal adverse information concerning the Company's operations, financial condition, legal compliance, future business prospects and internal controls; and (iii) artificially inflate the Company's stock price.

64.     The Individual Defendants accomplished their conspiracy, common enterprise, and/or common course of conduct by causing the Company purposefully or recklessly to conceal material facts, fail to correct such misrepresentations, and violate applicable laws. In furtherance of this plan, conspiracy, and course of conduct, the Individual Defendants collectively and individually took the actions set forth herein. Because the actions described herein occurred under the authority of the Board, each of the Individual Defendants who is a director of FS KKR Capital was a direct, necessary, and substantial participant in the conspiracy, common enterprise, and/or common course of conduct complained of herein.

65.     Each of the Individual Defendants aided and abetted and rendered substantial assistance in the wrongs complained of herein. In taking such actions to substantially assist the commission of the wrongdoing complained of herein, each of the Individual Defendants acted with actual or constructive knowledge of the primary wrongdoing, either took direct part in, or substantially assisted in the accomplishment of that wrongdoing, and was or should have been aware of his or her overall contribution to and furtherance of the wrongdoing.

66.     At all times relevant hereto, each of the Individual Defendants was the agent of each of the other Individual Defendants and of FS KKR Capital and was at all times acting within the course and scope of such agency.

## FS KKR CAPITAL'S CODE OF ETHICS

67.     The Code of Ethics states that "[t]he Company is committed to the highest ethical standards and to conducting its business with the highest level of integrity." The 2026 Proxy Statement stated that the Code of Ethics "applies to, among others, its officers, including its chief executive officer and its chief financial officer, as well as the members of the Board."

68.     In a section titled "Conflicts of Interest," the Code of Ethics states:

You must avoid any conflict, or the appearance of a conflict, between your personal interests and our interests. A conflict exists when your personal interests in any way interfere with our interests, or when you take any action or have any interests that may make it difficult for you to perform your job objectively and effectively

69.     In a section titled "Protection and Proper Use of Company Assets," the Code of Ethics states:

Our assets are to be used only for legitimate business purposes. You should protect our assets and ensure that they are used efficiently.

Incidental personal use of telephones, cell phones, fax machines, copy machines, digital scanners, personal computers or tablets and similar equipment is generally allowed if there is no significant added cost to us, it does not interfere with your work duties, and is not related to an illegal activity or to any outside business.

24

70.     In a section titled "Compliance with Applicable Laws, Rules and Regulations," the

Code of Ethics states:

> Each of us has a duty to comply with all laws, rules and regulations that apply to
> our business. The Company has an insider trading policy with which directors,
> managers, officers and Access Persons of the Company and the Adviser must
> comply. A copy of such Statement on the Prohibition of Insider Trading is included
> as Appendix K of the Company's Compliance Manual. Please talk to our Chief
> Compliance Officer if you have any questions about how to comply with the above
> regulations and other laws, rules and regulations.
>
> In addition, we expect you to comply with all of our policies and procedures that
> apply to you. We may modify or update our policies and procedures in the future
> and may adopt new company policies and procedures from time-to-time. Access
> persons who are employees of Future Standard are also expected to observe the
> terms of the Future Standard Code of Business Conduct and Ethics.

71.     In a section titled "Accuracy of Company Records," the Code of Ethics states:

> We require honest and accurate recording and reporting of information in order to
> make responsible business decisions. This requirement includes such data as
> quality, safety, and personnel records, as well as financial records.
>
> All financial books, records and accounts must accurately reflect transactions and
> events, and conform both to required accounting principles and to our system of
> internal controls.

72.     In a section titled "Reporting Violations and Complaint Handling," the Code of

Ethics states, in relevant part:

> You are responsible for compliance with the rules, standards and principles
> described in this Code. In addition, you should be alert to possible violations of this
> Code by the Company's or the Adviser's Access Persons or associated persons, and
> you are expected to report any violation promptly. Normally, reports should be
> made to your immediate supervisor. Under some circumstances, it may be
> impractical or you may feel uncomfortable raising a matter with your supervisor.
> In those instances, you are encouraged to contact our Chief Compliance Officer
> who will investigate and report the matter to our Chief Executive Officer and/or the
> Board, as the circumstance dictates. You will also be expected to cooperate in any
> investigation of a violation.
>
> Anyone who has a concern about our conduct, the conduct of an Access Person of
> the Company or an Access Person or associated Person of the Adviser or our
> accounting, internal accounting controls or auditing matters, may communicate that

concern to the Audit Committee of the Board by direct communication with our Chief Compliance Officer or by e-mail or in writing. All reported concerns shall be promptly forwarded to the Chairperson of the Audit Committee and will be simultaneously addressed by our Chief Compliance Officer in the same way that other concerns are addressed by us. The status of all outstanding concerns forwarded to the Chairperson of the Audit Committee will be reported on a quarterly basis by our Chief Compliance Officer. The Audit Committee may direct that certain matters be presented to the full Board and may also direct special treatment, including the retention of outside advisors or counsel, for any concern reported to it.

73.     In a section titled "Application/Waivers," the Code of Ethics states:

All Access Persons of the Company and all Access persons and associated persons of the Adviser are subject to this Code.

Insofar as other policies or procedures of the Company or the Adviser govern or purport to govern the behavior or activities of all persons who are subject to this Code, they are superseded by this Code to the extent that they overlap or conflict with the provisions of this Code.

Any amendment or waiver of this Code for an executive officer or member of the Board must be made by the Board and disclosed on a Form 8-K.

74.     In violation of the Code of Ethics, the Individual Defendants (as key officers and/or as members of the Company's Board) conducted little, if any, oversight of the Company's engagement in the Individual Defendants' scheme to issue materially false and misleading statements to the public, and to facilitate and disguise the Individual Defendants' violations of law, including breaches of fiduciary duty, gross mismanagement, abuse of control, waste of corporate assets, unjust enrichment, and violations of the Exchange Act. Also, in violation of the Code of Ethics, the Individual Defendants failed to comply with laws and regulations, conduct business in an honest and ethical manner, and properly report violations of the Code of Ethics.

## FS KKR CAPITAL'S AUDIT COMMITTEE CHARTER

75.     The Company also maintains an Audit Committee Charter. Under a section titled

"Purpose," the Audit Committee Charter states the purpose of the Audit Committee, in relevant

part, as:

> The purpose of the Committee is to serve as an independent and objective party to assist the Board in fulfilling its oversight responsibilities for the Company's accounting and financial reporting processes, the audits of its financial statements and issues related to cybersecurity impacting the Company by overseeing and monitoring:
>
> 1) The quality and integrity of financial reports and other financial information provided by the Company to governmental bodies or the public and the independent audit thereof;
>
> * * *
>
> 3) The Company's system of internal controls regarding finance, accounting and regulatory compliance;
>
> 4) The material aspects of the Company's accounting and financial reporting process generally;
>
> * * *
>
> 6) The compliance by the Company with applicable legal and regulatory requirements;

76.     In a section titled "Responsibilities and Duties," under the subheading "General

Responsibilities," the Audit Committee Charter states, in relevant part:

> To carry out its purposes, the responsibilities of the Committee shall be as follows:
>
> * * *
>
> iii. Regularly report Committee actions to the Board and make recommendations as the Committee deems appropriate;
>
>  iv. Review the financial results presented in all reports filed with the SEC;
>
> * * *

vi. Discuss the Company's disclosure, oversight of and conformity with the Company's Code of Business Conduct and Ethics, and matters that may have a material effect on the Company's financial statements, operations, compliance policies and programs;

vii. Institute, conduct or oversee special investigations related to financial and accounting matters, as needed;

\* \* \*

xi. Take other actions required of the Committee by law, applicable regulations, or as requested by the Board.

77.    In the same section, under the subheading "Responsibilities for Reviewing the Annual External Audit and the Financial Statements," the Audit Committee Charter states, in relevant part:

The Committee will:

\* \* \*

ii. Review with management significant risks and exposures identified by management and management's steps to minimize them;

\* \* \*

iv. Review with management and the Independent Accountants, as appropriate:

(a) The adequacy and effectiveness of the Company's system of internal controls, including computerized information system controls and security, any significant deficiencies or material weaknesses in the design or operation of, and any material changes in, the Company's internal controls and any special audit steps adopted in light of any material control deficiencies, and any fraud, whether or not material, involving management or other employees with a significant role in such internal controls;

\* \* \*

(c) The Company's annual audited financial statements (including related notes) and quarterly financial statements, including the Company's disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the form of audit opinion to be issued, before they are made public;

28

* * *

(g) Any major issues regarding accounting principles and financial statement presentation, including any significant changes in the Company's selection or application of accounting principles; any significant financial reporting issues and judgments made in connection with the preparation of the Company's financial statements, including the effects of alternative GAAP methods; and the effect of regulatory and accounting initiatives and off-balance sheet structures on the Company's financial statements; and

(h) The Company's earnings press releases, including the type of information to be included and its presentation and the use of any pro forma or non-GAAP information, before their release to the public, and any financial information and earnings guidance provided to analysts and ratings agencies, including the type of information to be disclosed and the type of presentation to be made;

* * *

vi. Review the Company's annual financial statements and related notes, including any adjustments to such statements recommended by the Independent Accountants;

* * *

viii. Review the qualitative judgments about the appropriateness and acceptability of accounting principles, financial disclosures and underlying estimates;

* * *

xii. Review the disclosure under "Management's Discussion and Analysis of Financial Condition and Results of Operations" to be included in the Company's annual report on Form 10-K or quarterly report on Form 10-Q before the Form 10-K or Form 10-Q is filed; xiii. Review the Independent Accountants' disclosure relating to the Company's internal controls, and disclosures made to the Committee by the Company's Chief Executive Officer and Chief Financial Officer during their certification process for the Form 10-K and Form 10-Q about any significant deficiencies in the design or operation of internal controls over financial reporting or material weaknesses therein and any fraud, whether or not material, involving management or other employees with a significant role in such internal controls;

78.    In the same section, under a subheading titled "Responsibilities for Reviewing Internal Audit Function," the Audit Committee Charter stated, in relevant part:

The Committee will:

* * *

ii. Review and discuss with management and the personnel responsible for the Company's internal audit function policies and guidelines to govern the process by which management assesses and manages the Company's risks, including the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures.

79. In the same section, under the subheading "Compliance Oversight Responsibilities," the Audit Committee Charter stated, in relevant part:

The Committee will:

i. Review with the Board any issues that arise with respect to the Company's compliance with applicable laws and regulations;

* * *

v. Review all potential conflict-of-interest situations arising in respect of the Company's affairs and involving the Company's affiliates or employees not otherwise delegated to the Board as a whole, including review and approval of all transactions with related persons (as defined in Item 404 of Regulation S-K promulgated under the Exchange Act); …

80. In violation of the Audit Committee Charter, the Individual Defendants failed to adequately review and discuss the Company's annual and quarterly earnings press releases; failed to adequately exercise their risk management and risk assessment functions; and failed to ensure adequate Board oversight of the Company's internal control over financial reporting, disclosure controls and procedures, and Code of Ethics.

## THE INDIVIDUAL DEFENDANTS' MISCONDUCT

### *Background on FS KKR Capital*

81. FFS KKR Capital is a BDC which primarily invests in senior secured debt, including first and second lien loans and secured bonds of private middle market American companies as well as subordinated loans and certain asset-based financing loans of private American companies. As of December 31, 2025, the Company had total assets of approximately

30

$13.7 billion. The Company's main source of revenue is the interest earned on its investments as well as other fees and dividends from its investments.

82.    A key metric investors utilize to evaluate the financial performance of a BDC is its NAV, which is the total value of a BDC's assets minus their liabilities. In order to calculate NAV, a company must make an estimate of the fair value of its assets. A BDC's NAV also affects its ability to raise capital, its stock price, and compliance with regulatory requirements.

83.    Another metric used by investors to evaluate the strength of a BDC is the non-accrual percentage. A BDC's non-accrual percentage is the number of companies where it is probable that principal or interest will not be collected to the contractual terms.

84.    In order to have an accurate NAV, a BDC will hire a valuation designee to evaluate its assets and liabilities. A valuation designee is an investment advisor which a company appoints to determine the fair value of its investments in accordance with documented valuation policies and procedures approved by the Board.[2] The Company's manager is FS/KKR Advisor, LLC (the "Adviser"). Although the Adviser is responsible for activities such as originating prospective investments, conducting due diligence, and analyzing investment activities, the Company states that its Board "is responsible for overseeing the valuation of our portfolio investments at fair value as determined in good faith pursuant to the Adviser's valuation policy."

85.    The Investment Company Act of 1940 (the "1940 Act") generally prohibits a BDC from selling shares of its common stock at a price below its current NAV, or NAV, per share of such stock.[3] However, the 1940 Act allows a BDC to sell shares below its NAV if such a sale is

---

[2] In accordance with SEC Rule 2a-5, adopted pursuant to the Investment Company Act of 1940, Section 2(a).
[3] 15 U.S.C. § 80a–23(b) (as applied to BDCs through Section 63).

approved by its stockholders.[4]

**False and Misleading Statements**

*2024 Proxy Statement*

86.    On April 26, 2024, the Company filed a proxy statement on Schedule 14A with the SEC (the "2024 Proxy Statement"). Defendants Forman, Adams, Ford, Hagan, Harrow, Hopkins, Kropp, Goldstein, Imasogie, Pietrzak, and Sandler solicited the 2024 Proxy Statement, pursuant to Section 14(a) of the Exchange Act, which contained material misstatements and omissions.

87.    The 2024 Proxy Statement called for the Company's shareholders to vote to, *inter alia*: (1) re-elect Defendants Ford, Goldstein, Imasogie, and Pietrzak to the Board; and (2) to approve a proposal to allow the Company to sell its shares below its NAV in future offerings in order to provide flexibility for future sales.

88.    Regarding the "Board's Role in Risk Oversight," the 2024 Proxy Statement stated, in relevant part:

> Through its direct oversight role, and indirectly through its committees, the Board performs a risk oversight function for the Company consisting of, among other things, the following activities: (1) at regular and special Board meetings, and on an ad hoc basis as needed, receiving and reviewing reports related to the performance and operations of the Company; (2) reviewing and approving, as applicable, its compliance policies and procedures; (3) meeting with the portfolio management team to review investment strategies, techniques and the processes used to manage related risks; (4) overseeing the Company's investment valuation process led by the Adviser, which the Board has designated as its valuation designee; (5) meeting, or reviewing reports prepared by the representatives of key service providers, including the Company's investment adviser, administrator, custodian and independent registered public accounting firm, to review and discuss the Company's activities and to provide direction with respect thereto; (6) reviewing periodically, and at least annually, the Company's fidelity bond, directors and officers, and errors and omissions insurance policies and such other insurance policies as may be appropriate; (7) overseeing the Company's accounting and financial reporting processes, including supervision of the Company's independent registered public accounting firm to ensure that they provide timely analyses of significant financial reporting and internal control issues; and

---

[4] *Id.*

(8) overseeing the services of the Company's chief compliance officer to test its compliance procedures and those of its service providers.

89.    Regarding the "Audit Committee," the 2024 Proxy Statement stated:

The Board has established an Audit Committee that operates pursuant to a charter and consists of three members, including a Chairman of the Audit Committee. The Audit Committee members are Messrs. Ford (Chairman), Kropp and Imasogie, all of whom are independent. The Board has determined that Messrs. Ford and Kropp are "audit committee financial experts" as defined by Item 407(d)(5)(ii) of Regulation S-K promulgated under the Exchange Act. The primary function of the Audit Committee is to oversee the integrity of the Company's accounting policies, financial reporting process and system of internal controls regarding finance and accounting policies. The Audit Committee is responsible for selecting, engaging and discharging the Company's independent registered public accounting firm, reviewing the plans, scope and results of the audit engagement with the Company's independent accountants, approving professional services provided by the Company's independent registered public accounting firm (including compensation therefor) and reviewing the independence of the Company's independent registered public accounting firm. The Audit Committee held 8 meetings during the fiscal year ended December 31, 2023. The Audit Committee charter can be accessed on the Investor Relations portion of the Company's website at *www.fskkradvisor.com*.

90.    Regarding the "Valuation Committee," the 2024 Proxy Statement stated:

The Board has established a Valuation Committee that operates pursuant to a charter and the authority assigned to it by the Board and consists of seven members, including a Chairman of the Valuation Committee. The Valuation Committee members are Mses. Adams and Sandler and Messrs. Kropp (Chairman), Hopkins, Goldstein and Imasogie, all of whom are independent. The primary function of the Valuation Committee is to oversee the pricing and valuation process carried out by the Adviser in its role of Valuation Designee in connection with the valuation of the Company's investments. The Valuation Committee held four meetings during the fiscal year ended December 31, 2023.

91.    Regarding the Company's Code of Ethics, the 2024 Proxy Statement provided:

The Company has adopted a code of business conduct and ethics (as amended and restated, the "Code of Business Conduct and Ethics") pursuant to Rule 17j-1 promulgated under the 1940 Act, which applies to, among others, its officers, including its Chief Executive Officer and its Chief Financial Officer, as well as the members of the Board. The Company's Code of Business Conduct and Ethics can be accessed on the Investor Relations portion of the Company's website at *www.fskkradvisor.com/investor-relations/.* The Company intends to disclose any amendments to or waivers of required provisions of the Code of Business Conduct and Ethics on Form 8-K, as required by the Exchange Act and the rules and regulations promulgated thereunder.

92.     Defendants Forman, Adams, Ford, Hagan, Harrow, Hopkins, Kropp, Goldstein, Imasogie, Pietrzak, and Sandler caused the 2024 Proxy Statement to be false and misleading by failing to disclose, *inter alia*, that: (1) the Company's ability to restructure its portfolio to minimize the impacts of non-accruing investments was overstated; (2) the valuation of the Company's portfolio was overstated; and (3) as a result, the Company's purported quarterly distribution strategy was out of reach. As a result of the foregoing, the Individual Defendants caused the Company's public statements to be materially false and misleading at all relevant times.

93.     The 2024 Proxy Statement also failed to disclose, inter alia, that: (1) although the Company claimed its officers and directors adhered to the Code of Ethics, the Individual Defendants violated these policies either without waivers or without such waivers being disclosed; and (2) contrary to the 2024 Proxy Statement's descriptions of the Board's and its committee's risk oversight functions, the Board and its committees were not adequately exercising these functions and were causing or permitting the Company to issue false and misleading statements.

94.     As a result of Defendants Forman, Adams, Ford, Hagan, Harrow, Hopkins, Kropp, Goldstein, Imasogie, Pietrzak, and Sandler causing the 2024 Proxy Statement to be false and misleading, Company shareholders voted, inter alia, to: (1) re-elect Defendants Ford, Goldstein, Imasogie, and Pietrzak to the Board, thereby allowing them to continue breaching their fiduciary duties to the Company; and (2) to approve a proposal to allow the Company to sell its shares below its NAV in future offerings in order to provide flexibility for future sales.[5]

---

[5] The Company held two meetings to vote on the proposals in the 2024 Proxy Statement. The proposal regarding the election of Company directors was approved by shareholders during a meeting on June 21, 2024, and the proposal regarding selling shares below the NAV was approved on August 16, 2024.

*May 8, 2024 Financial Reports*

95.     On May 8, 2024, the Company issued the 1Q 2024 Earnings Press Release. The 1Q 2024 Earnings Press Release quoted Defendant Forman who boasted about the Company's progress in restructuring non-accruing investments and the Company's confidence in its ability to "reward shareholders with attractive distributions."

96.     Specifically, the 1Q 2024 Earnings Press Release stated, in relevant part:

**Financial and Operating Highlights for the Quarter Ended March 31, 2024**

• Net investment income of $0.76 per share, compared to $0.71 per share for the quarter ended December 31, 2023

• Adjusted net investment income of $0.73 per share, compared to $0.75 per share for the quarter ended December 31, 2023

• Net asset value of $24.32 per share, compared to $24.46 per share as of December 31, 2023

• Total net realized and unrealized loss of $0.14 per share, compared to a total net realized and unrealized loss of $0.39 per share for the quarter ended December 31, 2023

• Adjusted net realized and unrealized loss of $0.11 per share, compared to adjusted net realized and unrealized loss of $0.36 per share for the quarter ended December 31, 2023

• Earnings per Share of $0.62, compared to Earnings per Share of $0.32 for the quarter ended December 31, 2023

\* \* \*

"We had an active start to 2024, as FSK generated $0.73 per share of Adjusted Net Investment Income and an annualized ROE of 10%." said Michael C. Forman, Chief Executive Officer & Chairman. "During the first quarter our investment activity increased, our liquidity position remained strong, and *we made significant progress restructuring certain non-accruing investments. We believe the longterm earnings power of FSK continues to be healthy, and we have confidence in our ability to continue to reward shareholders with attractive distributions.*"

\* \* \*

**Portfolio Highlights as of March 31, 2024**

• Total fair value of investments was $14.2 billion of which 65% was invested in senior secured securities.

\* \* \*

• As of March 31, 2024, investments on non-accrual status represented 4.2% and 6.5% of the total investment portfolio at fair value and amortized cost, respectively, compared to 5.5% and 8.9% as of December 31, 2023.

97.    The same day, the Company filed a Form 10-Q with the SEC for the first quarter of 2024 (the "1Q 2024 Form 10-Q") which was signed by Defendants Forman and Lilly. The 1Q 2024 Form 10-Q also included certifications pursuant to Rules 13a-14(a) and 15(d)-14(a) under the Exchange Act and the Sarbanes-Oxley Act of 2002 ("SOX") signed by Defendants Forman and Lilly attesting to the accuracy of the 1Q 2024 Form 10-Q and that the 1Q 2024 Form 10-Q "does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report[.]"

98.    The 1Q 2024 Form 10-Q reaffirmed the financial results reported in the 1Q 2024 Earnings Press Release and represented that the Company's "disclosure controls and procedures were effective to provide reasonable assurance that we would meet our disclosure obligations." Notably, the 1Q 2024 Form 10-Q also notes that "the Company's board of directors is responsible for overseeing the valuation of the Company's portfolio."

99.    Specifically, the 1Q 2024 Form 10-Q stated, in relevant part:

| | March 31, 2024 (Unaudited) | | December 31, 2023 |
|---|---|---|---|
| **Assets** | | | |
| Investments, at fair value | | | |
| Non-controlled/unaffiliated investments (amortized cost—$10,102 and $11,078, respectively) | $ | 9,763 | $ | 10,568 |
| Non-controlled/affiliated investments (amortized cost—$854 and $868, respectively) | | 752 | | 745 |
| Controlled/affiliated investments (amortized cost—$3,850 and $3,474, respectively) | | 3,706 | | 3,336 |
| Total investments, at fair value (amortized cost—$14,806 and $15,420, respectively) | $ | 14,221 | $ | 14,649 |
| Cash | | 234 | | 223 |
| Foreign currency, at fair value (cost—$8 and $8, respectively) | | 8 | | 8 |
| Receivable for investments sold and repaid | | 329 | | 246 |
| Income receivable | | 300 | | 290 |
| Unrealized appreciation on foreign currency forward contracts | | 19 | | 13 |
| Deferred financing costs | | 31 | | 32 |
| Prepaid expenses and other assets | | 10 | | 8 |
| Total assets | $ | 15,152 | $ | 15,469 |
| **Liabilities** | | | |
| Payable for investments purchased | $ | 0 | $ | — |
| Debt (net of deferred financing costs and discount of $34 and $36, respectively)[1] | | 7,934 | | 8,187 |
| Unrealized depreciation on foreign currency forward contracts | | 2 | | 4 |
| Stockholder distributions payable | | 196 | | 196 |
| Management fees payable | | 55 | | 56 |
| Subordinated income incentive fees payable[2] | | 43 | | 41 |
| Administrative services expense payable | | 6 | | 5 |
| Interest payable | | 91 | | 98 |
| Other accrued expenses and liabilities | | 13 | | 33 |
| Total liabilities | $ | 8,340 | $ | 8,620 |
| Commitments and contingencies[3] | | | |
| **Stockholders' equity** | | | |
| Preferred stock, $0.001 par value, 50,000,000 shares authorized, none issued and outstanding | $ | — | $ | — |
| Common stock, $0.001 par value, 750,000,000 shares authorized, 280,066,433 and 280,066,433 shares issued and outstanding, respectively | | 0 | | 0 |
| Capital in excess of par value | | 9,437 | | 9,437 |
| Retained earnings (accumulated deficit)[4] | | (2,625) | | (2,588) |
| Total stockholders' equity | $ | 6,812 | $ | 6,849 |
| Total liabilities and stockholders' equity | $ | 15,152 | $ | 15,469 |
| Net asset value per share of common stock at period end | $ | 24.32 | $ | 24.46 |

\* \* \*

*The Company's board of directors is responsible for overseeing the valuation of the Company's portfolio investments at fair value as determined in good faith pursuant to the Adviser's valuation policy.* The Company's board of directors has designated the Adviser with day-to-day responsibility for implementing the portfolio valuation process set forth in the Adviser's valuation policy.

\* \* \*

**Evaluation of Disclosure Controls and Procedures**

As required by Rule 13a-15(b) under the Exchange Act, we carried out an evaluation, under the supervision and with the participation of our management, including the chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of March 31, 2024.

*Based on the foregoing, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that we would meet our disclosure obligations.*

*August 6, 2024 Financial Reports*

100.    On August 6, 2024 the Company issued a press release reporting its financial results for the second quarter of 2024 (the "2Q 2024 Earnings Press Release"). The 2Q 2024 Earnings Press Release quoted Defendant Forman who continued to tout the Company's efforts in reducing non-accrual investments.

101.    Specifically, the 2Q 2024 Earnings Press Release stated, in relevant part:

**Financial and Operating Highlights for the Quarter Ended June 30, 2024**

• Net investment income of $0.77 per share, compared to $0.76 per share for the quarter ended March 31, 2024

• Adjusted net investment income of $0.75 per share, compared to $0.73 per share for the quarter ended March 31, 2024

• Net asset value of $23.95 per share, compared to $24.32 per share as of March 31, 2024

• Total net realized and unrealized loss of $0.39 per share, compared to a total net realized and unrealized loss of $0.14 per share for the quarter ended March 31, 2024

• Adjusted net realized and unrealized loss of $0.37 per share, compared to adjusted net realized and unrealized loss of $0.11 per share for the quarter ended March 31, 2024

• Earnings per Share of $0.37, compared to Earnings per Share of $0.62 for the quarter ended March 31, 2024

* * *

"The second quarter represented another solid quarter for FSK, as we generated $0.75 per share of Adjusted Net Investment Income, our investment activity increased year-over-year, an***d our workout team's efforts further reduced our nonaccrual investments***," said Michael C. Forman, Chief Executive Officer & Chairman. "***Our results enable us to continue rewarding shareholders with***

38

*attractive distributions, which we expect will equate to a minimum of $2.90 per share during 2024.*"

\* \* \*

**Portfolio Highlights as of June 30, 2024**

• Total fair value of investments was $14.1 billion of which 66% was invested in senior secured securities.

\* \* \*

 • As of June 30, 2024, investments on non-accrual status represented 1.8% and 4.3% of the total investment portfolio at fair value and amortized cost, respectively, compared to 4.2% and 6.5% as of March 31, 2024.

102.    The same day, the Company filed a Form 10-Q with the SEC for the second quarter of 2024 (the "2Q 2024 Form 10-Q") which was signed by Defendants Forman and Lilly. The 2Q 2024 Form 10-Q also included SOX certifications signed by Defendants Forman and Lilly attesting to the accuracy of the 2Q 2024 Form 10-Q and that the 2Q 2024 Form 10-Q "does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report[.]"

103.    The 2Q 2024 Form 10-Q reaffirmed the financial results reported in the 2Q 2024 Earnings Press Release and represented to investors that the Company's "disclosure controls and procedures were effective to provide reasonable assurance that we would meet our disclosure obligations." Notably, the 2Q 2024 Form 10-Q notest that "the Company's board of directors is responsible for overseeing the valuation of the Company's portfolio."

104.    Specifically, the 2Q 2024 Form 10-Q stated, in relevant part:

| | June 30, 2024 (Unaudited) | | December 31, 2023 | |
|---|---|---|---|---|
| **Assets** | | | | |
| Investments, at fair value | | | | |
| Non-controlled/unaffiliated investments (amortized cost—$9,897 and $11,078, respectively) | $ | 9,553 | $ | 10,568 |
| Non-controlled/affiliated investments (amortized cost—$913 and $868, respectively) | | 811 | | 745 |
| Controlled/affiliated investments (amortized cost—$3,910 and $3,474, respectively) | | 3,723 | | 3,336 |
| Total investments, at fair value (amortized cost—$14,720 and $15,420, respectively) | $ | 14,087 | $ | 14,649 |
| Cash | | 408 | | 223 |
| Foreign currency, at fair value (cost—$25 and $8, respectively) | | 25 | | 8 |
| Receivable for investments sold and repaid | | 225 | | 246 |
| Income receivable | | 317 | | 290 |
| Unrealized appreciation on foreign currency forward contracts | | — | | 13 |
| Deferred financing costs | | 29 | | 32 |
| Prepaid expenses and other assets | | 10 | | 8 |
| **Total assets** | $ | 15,101 | $ | 15,469 |
| **Liabilities** | | | | |
| Payable for investments purchased | $ | 1 | $ | — |
| Debt (net of deferred financing costs and discount of $45 and $36, respectively)[1] | | 7,956 | | 8,187 |
| Unrealized depreciation on foreign currency forward contracts | | 4 | | 4 |
| Stockholder distributions payable | | 196 | | 196 |
| Management fees payable | | 54 | | 56 |
| Subordinated income incentive fees payable[2] | | 44 | | 41 |
| Administrative services expense payable | | 7 | | 5 |
| Interest payable | | 117 | | 98 |
| Other accrued expenses and liabilities | | 15 | | 33 |
| **Total liabilities** | $ | 8,394 | $ | 8,620 |
| Commitments and contingencies[3] | | | | |
| **Stockholders' equity** | | | | |
| Preferred stock, $0.001 par value, 50,000,000 shares authorized, none issued and outstanding | $ | — | $ | — |
| Common stock, $0.001 par value, 750,000,000 shares authorized, 280,066,433 and 280,066,433 shares issued and outstanding, respectively | | 0 | | 0 |
| Capital in excess of par value | | 9,437 | | 9,437 |
| Retained earnings (accumulated deficit)[4] | | (2,730) | | (2,588) |
| **Total stockholders' equity** | $ | 6,707 | $ | 6,849 |
| **Total liabilities and stockholders' equity** | $ | 15,101 | $ | 15,469 |
| Net asset value per share of common stock at period end | $ | 23.95 | $ | 24.46 |

\* \* \*

*The Company's board of directors is responsible for overseeing the valuation of the Company's portfolio investments at fair value as determined in good faith pursuant to the Adviser's valuation policy.* The Company's board of directors has designated the Adviser with day-to-day responsibility for implementing the portfolio valuation process set forth in the Adviser's valuation policy.

\* \* \*

Evaluation of Disclosure Controls and Procedures As required by Rule 13a-15(b) under the Exchange Act, we carried out an evaluation, under the supervision and with the participation of our management, including the chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of June 30, 2024.

*Based on the foregoing, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that we would meet our disclosure obligations.*

*November 6, 2024 Financial Reports*

105.    On November 6, 2024 the Company issued a press release reporting its financial results for the third quarter of 2024 (the "3Q 2024 Earnings Press Release"). The 3Q 2024 Earnings Press Release quoted Defendant Forman who continued to tout the Company's new investments and reduction in non-accruals.

106.    Specifically, the 3Q 2024 Earnings Press Release stated, in relevant part:

**Financial and Operating Highlights for the Quarter Ended September 30, 2024**

• Net investment income of $0.77 per share, compared to $0.77 per share for the quarter ended June 30, 2024

• Adjusted net investment income(2) of $0.74 per share, compared to $0.75 per share for the quarter ended June 30, 2024

• Net asset value of $23.82 per share, compared to $23.95 per share as of June 30, 2024 • Total net realized and unrealized loss of $0.20 per share, compared to a total net realized and unrealized loss of $0.39 per share for the quarter ended June 30, 2024 • Adjusted net realized and unrealized loss(2) of $0.17 per share, compared to adjusted net realized and unrealized loss of $0.37 per share for the quarter ended June 30, 2024 • Earnings per Share of $0.57, compared to Earnings per Share of $0.37 for the quarter ended June 30, 2024

\* \* \*

"During the third quarter FSK outperformed its public guidance by earning $0.74 per share of Adjusted Net Investment Income. *We also originated approximately $1.1 billion of new investments and further reduced our non-accrual investments. As we begin focusing on 2025, we are optimistic that the economy's strong underpinnings will help facilitate what could be a measurable increase in M&A activity,"* stated Michael C. Forman, Chief Executive Officer & Chairman.

\* \* \*

**Portfolio Highlights as of September 30, 2024**

• Total fair value of investments was $13.9 billion of which 67% was invested in senior secured securities.

\* \* \*

• As of September 30, 2024, investments on non-accrual status represented 1.7% and 3.8% of the total investment portfolio at fair value and amortized cost, respectively, compared to 1.8% and 4.3% as of June 30, 2024

107.    The same day, the Company filed a Form 10-Q with the SEC for the third quarter of 2024 (the "3Q 2024 Form 10-Q") which was signed by Defendants Forman and Lilly. The 3Q 2024 Form 10-Q also included SOX certifications signed by Defendants Forman and Lilly attesting to the accuracy of the 3Q 2024 Form 10-Q and that the 3Q 2024 Form 10-Q "does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report[.]"

108.    The 3Q 2024 Form 10-Q reaffirmed the financial results reported in the 3Q 2024 Earnings Press Release and represented to investors that the Company's "disclosure controls and procedures were effective to provide reasonable assurance that we would meet our disclosure obligations." Notably, the 3Q 2024 Form 10-Q notes that "the Company's board of directors is responsible for overseeing the valuation of the Company's portfolio"

109.    Specifically, the 3Q 2024 Form 10-Q stated, in relevant part:

|  | September 30, 2024 (Unaudited) | December 31, 2023 |
|---|---|---|
| **Assets** | | |
| Investments, at fair value | | |
| Non-controlled/unaffiliated investments (amortized cost—$9,753 and $11,078, respectively) | $ 9,407 | $ 10,568 |
| Non-controlled/affiliated investments (amortized cost—$862 and $868, respectively) | 838 | 745 |
| Controlled/affiliated investments (amortized cost—$3,939 and $3,474, respectively) | 3,698 | 3,336 |
| Total investments, at fair value (amortized cost—$14,554 and $15,420, respectively) | 13,943 | 14,649 |
| Cash and cash equivalents | 366 | 223 |
| Foreign currency, at fair value (cost—$5 and $8, respectively) | 5 | 8 |
| Receivable for investments sold and repaid | 468 | 246 |
| Income receivable | 313 | 290 |
| Unrealized appreciation on foreign currency forward contracts | 0 | 13 |
| Deferred financing costs | 27 | 32 |
| Prepaid expenses and other assets | 27 | 8 |
| **Total assets** | $ 15,149 | $ 15,469 |
| **Liabilities** | | |
| Payable for investments purchased | $ 1 | $ — |
| Debt (net of deferred financing costs and discount of $42 and $36, respectively)[1] | 8,060 | 8,187 |
| Unrealized depreciation on foreign currency forward contracts | 10 | 4 |
| Stockholder distributions payable | 196 | 196 |
| Management fees payable | 54 | 56 |
| Subordinated income incentive fees payable[2] | 44 | 41 |
| Administrative services expense payable | 5 | 5 |
| Interest payable | 99 | 98 |
| Other accrued expenses and liabilities | 9 | 33 |
| **Total liabilities** | 8,478 | 8,620 |
| Commitments and contingencies[3] | | |
| **Stockholders' equity** | | |
| Preferred stock, $0.001 par value, 50,000,000 shares authorized, none issued and outstanding | — | — |
| Common stock, $0.001 par value, 750,000,000 shares authorized, 280,066,433 and 280,066,433 shares issued and outstanding, respectively | 0 | 0 |
| Capital in excess of par value | 9,437 | 9,437 |
| Retained earnings (accumulated deficit)[4] | (2,766) | (2,588) |
| **Total stockholders' equity** | 6,671 | 6,849 |
| **Total liabilities and stockholders' equity** | $ 15,149 | $ 15,469 |
| Net asset value per share of common stock at period end | $ 23.82 | $ 24.46 |

* * *

*The Company's board of directors is responsible for overseeing the valuation of the Company's portfolio investments at fair value as determined in good faith pursuant to the Adviser's valuation policy.* The Company's board of directors has designated the Adviser with day-to-day responsibility for implementing the portfolio valuation process set forth in the Adviser's valuation policy.

* * *

Evaluation of Disclosure Controls and Procedures As required by Rule 13a-15(b) under the Exchange Act, we carried out an evaluation, under the supervision and with the participation of our management, including the chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of September 30, 2024.

*Based on the foregoing, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that we would meet our disclosure obligations.*

***February 26, 2025 Financial Reports***

110.    On February 26, 2025, the Company issued a press release reporting its financial results for the 2024 fiscal year (the "FY 2024 Earnings Press Release"). The FY 2024 Earnings Press Release quoted Defendant Forman as stating that "***As we conclude the fourth quarter of 2024, we are pleased with our continued strong performance, highlighted by disciplined capital deployment, portfolio stability, and a well-laddered, diversified capital structure***…"

111.    Specifically, the FY 2024 Earnings Press Release stated, in relevant part:

**Financial and Operating Highlights for the Quarter Ended December 31, 2024**

• Net investment income of $0.61 per share, compared to $0.77 per share for the quarter ended September 30, 2024

• Adjusted net investment income of $0.66 per share, compared to $0.74 per share for the quarter ended September 30, 2024

• Net asset value of $23.64 per share, compared to $23.82 per share as of September 30, 2024 and $24.46 per share as of December 31, 2023

• Total net realized and unrealized loss of $0.09 per share, compared to a total net realized and unrealized loss of $0.20 per share for the quarter ended September 30, 2024

• Adjusted net realized and unrealized loss of $0.07 per share, compared to adjusted net realized and unrealized loss of $0.17 per share for the quarter ended September 30, 2024

• Earnings per Share of $0.52, compared to Earnings per Share of $0.57 for the quarter ended September 30, 2024

\* \* \*

**Financial and Operating Highlights for the Year Ended December 31, 2024**

• Net investment income of $2.90 per share, compared to $3.18 per share for the year ended December 31, 2023

44

• Adjusted net investment income of $2.88 per share, compared to $3.11 per share for the year ended December 31, 2023

• Total net realized and unrealized loss of $0.81 per share, compared to a total net realized and unrealized loss of $0.70 per share for the year ended December 31, 2023

• Adjusted net realized and unrealized loss of $0.72 per share, compared to adjusted net realized and unrealized loss of $0.56 per share for the year ended December 31, 2023

* * *

*"As we conclude the fourth quarter of 2024, we are pleased with our continued strong performance, highlighted by disciplined capital deployment, portfolio stability, and a well-laddered, diversified capital structure," said Michael C. Forman, Chief Executive Officer & Chairman. "Looking ahead, our $4.8 billion of available liquidity will serve as a significant strength as private market activity continues to build."*

* * *

**Portfolio Highlights as of December 31, 2024**

• Total fair value of investments was $13.5 billion of which 63.8% was invested in senior secured securities.

* * *

• As of December 31, 2024, investments on non-accrual status represented 2.2% and 3.7% of the total investment portfolio at fair value and amortized cost, respectively, compared to 1.7% and 3.8% as of September 30, 2024.

112.     The same day, the Company filed a Form 10-K with the SEC for the 2024 fiscal year (the "2024 Form 10-K") which was signed by Defendants Forman, Lilly, Adams, Ford, Goldstein, Hagan, Harrow, Hopkins, Imasogie, Kropp, Pietrzak, and Sandler. The 2024 Form 10-K also included SOX certifications signed by Defendants Forman and Lilly attesting to the accuracy of the 2024 Form 10-K and that the 2024 Form 10-K "does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made,

in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report[.]"

113.    The 2024 Form 10-K reaffirmed the Company's financial results, stating in relevant part:

| | December 31, | |
| --- | --- | --- |
| | 2024 | 2023 |
| **Assets** | | |
| Investments, at fair value | | |
| Non-controlled/unaffiliated investments (amortized cost—$8,830 and 11,078, respectively) | $ 8,573 | $ 10,568 |
| Non-controlled/affiliated investments (amortized cost—$1,128 and $868, respectively) | 1,140 | 745 |
| Controlled/affiliated investments (amortized cost—$4,086 and $3,474, respectively) | 3,777 | 3,336 |
| Total investments, at fair value (amortized cost—$14,044 and $15,420, respectively) | 13,490 | 14,649 |
| Cash | 278 | 223 |
| Foreign currency, at fair value (cost—$17 and $8, respectively) | 18 | 8 |
| Receivable for investments sold and repaid | 186 | 246 |
| Income receivable | 187 | 290 |
| Unrealized appreciation on foreign currency forward contracts | 3 | 13 |
| Deferred financing costs | 26 | 32 |
| Prepaid expenses and other assets | 31 | 8 |
| Total assets | $ 14,219 | $ 15,469 |
| | | |
| **Liabilities** | | |
| Payable for investments purchased | $ 2 | $ — |
| Debt (net of deferred financing costs and discount of $49 and $36, respectively)[1] | 7,351 | 8,187 |
| Unrealized depreciation on foreign currency forward contracts | 1 | 4 |
| Stockholder distributions payable | — | 196 |
| Management and investment adviser fees payable | 53 | 56 |
| Subordinated income incentive fees payable[2] | 35 | 41 |
| Administrative services expense payable | 3 | 5 |
| Interest payable | 108 | 98 |
| Other accrued expenses and liabilities | 44 | 33 |
| Total liabilities | 7,597 | 8,620 |
| Commitments and contingencies[3] | | |
| | | |
| **Stockholders' equity** | | |
| Preferred stock, $0.001 par value, 50,000,000 shares authorized, none issued and outstanding | — | — |
| Common stock, $0.001 par value, 750,000,000 shares authorized, 280,066,433 and 280,066,433 shares issued and outstanding, respectively | 0 | 0 |
| Capital in excess of par value | 9,284 | 9,437 |
| Retained earnings (accumulated deficit)[4] | (2,662) | (2,588) |
| Total stockholders' equity | 6,622 | 6,849 |
| Total liabilities and stockholders' equity | $ 14,219 | $ 15,469 |
| Net asset value per share of common stock at year end | $ 23.64 | $ 24.46 |

114.    The 2024 Form 10-K further discusses the Board's role in the Company's valuation process for its investments, stating, in relevant part:

**Valuation of Portfolio Investments**

***Our board of directors is responsible for overseeing the valuation of our portfolio investments at fair value as determined in good faith pursuant to the Adviser's valuation policy.*** As permitted by Rule 2a-5 of the 1940 Act, our board of directors has designated the Adviser as our valuation designee with day-to-day responsibility

disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

As required by Exchange Act Rule 13(a)-15(b), we carried out an evaluation under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2024. ***Based on the foregoing, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were (a) designed to ensure that the information we are required to disclose in our reports under the Exchange Act is recorded, processed and reported in an accurate manner and on a timely basis and the information that we are required to disclose in our Exchange Act reports is accumulated and communicated to management to permit timely decisions with respect to required disclosure and (b) operating in an effective manner.***

116.    The 2024 Form 10-K also described the risk of declines on the market values of the Company's investments negatively impacting its NAV only as mere possibilities, stating, in relevant part:

> ***Declines in market values or fair market values of our investments could result in significant net unrealized depreciation of our portfolio, which in turn would reduce our net asset value.***
>
> Under the 1940 Act, we are required to carry our investments at market value or, if no market value is ascertainable, at fair value, in accordance with policies and procedures approved by our board of directors. While most of our investments are not publicly traded, applicable accounting standards require us to assume as part of our valuation process that our investments are sold in a principal market to market participants (even if we plan on holding an investment through its maturity) and impairments of the market values or fair market values of our investments, even if unrealized, must be reflected in our financial statements for the applicable period as unrealized depreciation, which could result in a significant reduction to our net asset value for a given period.

117.    The 2024 Form 10-K additionally purported to warn investors about uncertainties in the Company's portfolio valuation process:

> ***A significant portion of our investment portfolio does not have a readily available market price and is and will be recorded at fair value in accordance with policies***

***and procedures approved by our board of directors and, as a result, there is and will be uncertainty as to the value of our portfolio investments.***

Under the 1940 Act, we are required to carry our portfolio investments at market value or, if there is no readily available market value, at fair value, in accordance with policies and procedures approved by our board of directors. There is not a public market for the securities of the privately held companies in which we invest. Most of our investments are not publicly traded or actively traded on a secondary market but are, instead, traded on a privately negotiated OTC secondary market for institutional investors or are not traded at all. As a result, the Adviser, with oversight from our board of directors, will value these securities quarterly at fair value.

Pursuant to Rule 2a-5 under the 1940 Act, our board has designated the Adviser to perform, subject to board oversight, fair value determinations of our investments. Certain factors that may be considered in determining the fair value of our investments include dealer quotes for securities traded on the secondary market for institutional investors, the nature and realizable value of any collateral, the portfolio company's earnings and its ability to make payments on its indebtedness, the markets in which the portfolio company does business, comparison to comparable publicly traded companies, discounted cash flows and other relevant factors. Because such valuations, and particularly valuations of private securities and private companies, are inherently uncertain, may fluctuate over short periods of time and may be based on estimates, our determinations of fair value may differ materially from the values that would have been used if a ready market for these non-traded securities existed. Due to this uncertainty, our fair value determinations may cause our net asset value on a given date to materially understate or overstate the value that we may ultimately realize upon the sale of one or more of our investments.

### *April 25, 2025 Proxy Statement*

118.    On April 25, 2025, the Company filed a proxy statement on Schedule 14A with the SEC (the "2025 Proxy Statement"). Defendants Forman, Adams, Ford, Hagan, Harrow, Hopkins, Kropp, Goldstein, Imasogie, Pietrzak, and Sandler solicited the 2025 Proxy Statement, pursuant to Section 14(a) of the Exchange Act, which contained material misstatements and omissions.

119.    The 2025 Proxy Statement called for the Company's shareholders to vote to, *inter alia*: (1) re-elect Defendants Forman, Adams, and Hopkins to the Board; and (2) to approve a proposal to allow the Company in future offering to sell its shares below its NAV in order to provide flexibility for future sales.

120.    Regarding the "Board's Role in Risk Oversight," the 2025 Proxy Statement stated,

in relevant part:

> Through its direct oversight role, and indirectly through its committees, the Board performs a risk oversight function for the Company consisting of, among other things, the following activities: (1) at regular and special Board meetings, and on an ad hoc basis as needed, receiving and reviewing reports related to the performance and operations of the Company; (2) reviewing and approving, as applicable, its compliance policies and procedures; (3) meeting with the portfolio management team to review investment strategies, techniques and the processes used to manage related risks; (4) overseeing the Company's investment valuation process, which the Board has designated to the Advisor as its valuation designee; (5) meeting, or reviewing reports prepared by the representatives of key service providers, including the Company's investment adviser, administrator, custodian and independent registered public accounting firm, to review and discuss the Company's activities and to provide direction with respect thereto; (6) reviewing periodically, and at least annually, the Company's fidelity bond, directors and officers, and errors and omissions insurance policies and such other insurance policies as may be appropriate; (7) overseeing the Company's accounting and financial reporting processes, including supervision of the Company's independent registered public accounting firm to ensure that they provide timely analyses of significant financial reporting and internal control issues; and (8) overseeing the services of the Company's chief compliance officer to test its compliance procedures and those of its service providers.

121.    Regarding the Company's Audit Committee, the 2025 Proxy Statement provided:

> The Board has established an Audit Committee that operates pursuant to a charter and consists of three members, including a Chairman of the Audit Committee. The Audit Committee members are Messrs. Ford (Chairman), Kropp and Imasogie, all of whom are independent. The Board has determined that Messrs. Ford and Kropp are "audit committee financial experts" as defined by Item 407(d)(5)(ii) of Regulation S-K promulgated under the Exchange Act. The primary function of the Audit Committee is to oversee the integrity of the Company's accounting policies, financial reporting process and system of internal controls regarding finance and accounting policies. The Audit Committee is responsible for selecting, engaging and discharging the Company's independent registered public accounting firm, reviewing the plans, scope and results of the audit engagement with the Company's independent accountants, approving professional services provided by the Company's independent registered public accounting firm (including compensation therefor) and reviewing the independence of the Company's independent registered public accounting firm. The Audit Committee held 8 meetings during the fiscal year ended December 31, 2024. The Audit Committee charter can be accessed on the Investor Relations portion of the Company's website at *www.fskkradvisor.com*.

122.     Regarding FS KKR Capital's Valuation Committee, the 2025 Proxy Statement provided:

> The Board has established a Valuation Committee that operates pursuant to a charter and the authority assigned to it by the Board and consists of seven members, including a Chairman of the Valuation Committee. The Valuation Committee members are Mses. Adams and Sandler and Messrs. Kropp (Chairman), Hopkins, Goldstein and Imasogie, all of whom are independent. The primary function of the Valuation Committee is to oversee the pricing and valuation process carried out by the Advisor in its role of Valuation Designee in connection with the valuation of the Company's investments. The Valuation Committee held 4 meetings during the fiscal year ended December 31, 2024.

123.     Regarding the Company's Code of Ethics, the 2025 Proxy Statement stated:

> The Company has adopted a code of business conduct and ethics (as amended and restated, the "Code of Business Conduct and Ethics") pursuant to Rule 17j-1 promulgated under the 1940 Act, which applies to, among others, its officers, including its Chief Executive Officer and its Chief Financial Officer, as well as the members of the Board. The Company's Code of Business Conduct and Ethics can be accessed on the Investor Relations portion of the Company's website at *www.fskkradvisor.com/investor-relations/*. The Company intends to disclose any amendments to or waivers of required provisions of the Code of Business Conduct and Ethics on Form 8-K, as required by the Exchange Act and the rules and regulations promulgated thereunder.

124.     Defendants Forman, Adams, Ford, Hagan, Harrow, Hopkins, Kropp, Goldstein, Imasogie, Pietrzak, and Sandler caused the 2025 Proxy Statement to be false and misleading by failing to disclose, inter alia, that: (1) the Company's ability to restructure its portfolio to minimize the impacts of non-accruing investments was overstated; (2) the valuation of the Company's portfolio was overstated; and (3) as a result, the Company's purported quarterly distribution strategy was out of reach. As a result of the foregoing, the Individual Defendants caused the Company's public statements to be materially false and misleading at all relevant times.

125.     The 2025 Proxy Statement also failed to disclose, inter alia, that: (1) although the Company claimed its officers and directors adhered to the Code of Ethics, the Individual

Defendants violated these policies either without waivers or without such waivers being disclosed; and (2) contrary to the 2025 Proxy Statement's descriptions of the Board's and its committee's risk oversight functions, the Board and its committees were not adequately exercising these functions and were causing or permitting the Company to issue false and misleading statements.

126.    As a result of Defendants Forman, Adams, Ford, Hagan, Harrow, Hopkins, Kropp, Goldstein, Imasogie, Pietrzak, and Sandler causing the 2025 Proxy Statement to be false and misleading, Company shareholders voted, inter alia, to: (1) re-elect Defendants Forman, Adams, and Hopkins to the Board; and (2) to approve a proposal to allow the Company in future offering to sell its shares below its NAV in order to provide flexibility for future sales.[6]

***May 7, 2025 Financial Reports***

127.    On May 7, 2025, the Company issued the 1Q 2025 Earnings Press Release. The 1Q 2025 Earnings Press Release quoted Defendant Forman who boasted about the Company's new originations and durability of its quarterly distributions, stating that "Our strategy of building spillover income during prior periods of elevated interest rates supports the continued stability of our $0.64 base and $0.06 supplemental quarterly distributions amid the current market volatility."

128.    Specifically, the 1Q 2025 Earnings Press Release stated, in relevant part:

**Financial and Operating Highlights for the Quarter Ended March 31, 2025**

• Net investment income of $0.67 per share, compared to $0.61 per share for the quarter ended December 31, 2024

• Adjusted net investment income (2) of $0.65 per share, compared to $0.66 per share for the quarter ended December 31, 2024

---

[6] The Company held two meetings to vote on the proposals in the 2025 Proxy Statement. The proposal regarding the election of Company directors was approved by shareholders during a meeting on June 18, 2025, and the proposal regarding selling shares below the NAV was approved on August 15, 2025.

• Net asset value of $23.37 per share, compared to $23.64 per share as of December 31, 2024

• Total net realized and unrealized loss of $0.24 per share, compared to a total net realized and unrealized loss of $0.09 per share for the quarter ended December 31, 2024

• Adjusted net realized and unrealized loss of $0.22 per share, compared to adjusted net realized and unrealized loss of $0.07 per share for the quarter ended December 31, 2024

\* \* \*

"We are pleased to deliver a strong start to the year, generating $0.65 per share of Adjusted Net Investment Income and originating approximately $2.0 billion of new investments," said Michael C. Forman, Chief Executive Officer & Chairman. ***"Our strategy of building spillover income during prior periods of elevated interest rates supports the continued stability of our $0.64 base and $0.06 supplemental quarterly distributions amid the current market volatility."***

\* \* \*

**Portfolio Highlights as of March 31, 2025**

• Total fair value of investments was $14.1 billion of which 63.3% was invested in senior secured securities.

\* \* \*

• As of March 31, 2025, investments on non-accrual status represented 2.1% and 3.5% of the total investment portfolio at fair value and amortized cost, respectively, compared to 2.2% and 3.7% as of December 31, 2024
.

129.    The same day, the Company filed a Form 10-Q with the SEC for the first quarter of 2025 (the "1Q 2025 Form 10-Q") which was signed by Defendants Forman and Lilly. The 1Q 2025 Form 10-Q also included SOX certifications signed by Defendants Forman and Lilly attesting to the accuracy of the 1Q 2025 Form 10-Q and that the 1Q 2025 Form 10-Q "does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report[.]"

130.    The 1Q 2025 Form 10-Q reaffirmed the financial results reported in the 1Q 2025 Earnings Press Release and represented to investors that the Company's "disclosure controls and procedures were effective to provide reasonable assurance that we would meet our disclosure obligations." Notably, the 1Q 2025 Form 10-Q stated that "the Company's board of directors is responsible for overseeing the valuation of the Company's portfolio."

131.    Specifically, the 1Q 2025 Form 10-Q stated, in relevant part:

| | March 31, 2025 (Unaudited) | December 31, 2024 |
|---|---|---|
| **Assets** | | |
| Investments, at fair value | | |
| Non-controlled/unaffiliated investments (amortized cost—$9,307 and $8,830, respectively) | $    9,109 | $    8,573 |
| Non-controlled/affiliated investments (amortized cost—$1,192 and $1,128, respectively) | 1,184 | 1,140 |
| Controlled/affiliated investments (amortized cost—$4,191 and $4,086, respectively) | 3,829 | 3,777 |
| Total investments, at fair value (amortized cost—$14,690 and $14,044, respectively) | 14,122 | 13,490 |
| Cash and cash equivalents | 289 | 278 |
| Foreign currency, at fair value (cost—$183 and $17, respectively) | 183 | 18 |
| Receivable for investments sold and repaid | 65 | 186 |
| Income receivable | 180 | 187 |
| Unrealized appreciation on foreign currency forward contracts | 0 | 3 |
| Deferred financing costs | 26 | 26 |
| Prepaid expenses and other assets | 50 | 31 |
| Total assets | $    14,915 | $    14,219 |
| **Liabilities** | | |
| Payable for investments purchased | $    3 | $    2 |
| Debt (net of deferred financing costs and discount of $49 and $49, respectively)[1] | 7,989 | 7,351 |
| Unrealized depreciation on foreign currency forward contracts | 8 | 1 |
| Stockholder distributions payable | 196 | — |
| Management fees payable | 52 | 53 |
| Subordinated income incentive fees payable[2] | 39 | 35 |
| Administrative services expense payable | 5 | 3 |
| Interest payable | 65 | 108 |
| Other accrued expenses and liabilities | 12 | 44 |
| Total liabilities | 8,369 | 7,597 |
| Commitments and contingencies[3] | | |
| **Stockholders' equity** | | |
| Preferred stock, $0.001 par value, 50,000,000 shares authorized, none issued and outstanding | — | — |
| Common stock, $0.001 par value, 750,000,000 shares authorized, 280,066,433 and 280,066,433 shares issued and outstanding, respectively | 0 | 0 |
| Capital in excess of par value | 9,284 | 9,284 |
| Retained earnings (accumulated deficit)[4] | (2,738) | (2,662) |
| Total stockholders' equity | 6,546 | 6,622 |
| Total liabilities and stockholders' equity | $    14,915 | $    14,219 |
| Net asset value per share of common stock at period end | $    23.37 | $    23.64 |

\* \* \*

*Valuation of Portfolio Investments*

***Our board of directors is responsible for overseeing the valuation of our portfolio investments at fair value as determined in good faith pursuant to the Adviser's valuation policy.*** As permitted by Rule 2a-5 of the 1940 Act, our board of directors has designated the Adviser as our valuation designee with day-to-day responsibility for implementing the portfolio valuation process set forth in the Adviser's valuation policy.

\* \* \*

**Evaluation of Disclosure Controls and Procedures**

As required by Rule 13a-15(b) under the Exchange Act, we carried out an evaluation, under the supervision and with the participation of our management, including the chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of March 31, 2025.

***Based on the foregoing, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that we would meet our disclosure obligations.***

132.    The above statements in ¶¶ 95-117, 127-131 were materially false and misleading and failed to disclose, inter alia, that: (1) the Company's ability to restructure its portfolio to minimize the impacts of non-accruing investments was overstated; (2) the valuation of the Company's portfolio was overstated; and (3) as a result, the Company's purported quarterly distribution strategy was out of reach. As a result of the foregoing, the Company's public statements were materially false and misleading at all relevant times.

**The Truth Begins to Emerge as the False and Misleading Statements Continue**

133.    The truth began to emerge on August 6, 2025, when the Company issued the 2Q 2025 Earnings Press Release. The 2Q 2025 Earnings Press Release revealed the Company's NAV was $21.93 per share, representing a 6.2% or $1.44 decrease from the first quarter of 2025. Additionally, FS KKR Capital's total fair value of investments decreased $474 million to $13,648

million. The 2Q 2025 Earnings Press Release also reported earnings (loss) per share of negative

$0.75, down $1.18 and representing a 274.4% decline from the prior quarter, and a total net

realized and unrealized loss per share of negative $1.36, down $1.12 and representing a 466.7%

decline from the prior quarter.

134.    Regarding the Company's non-accrual investments, the 2Q 2025 Earnings Press

Release reported investments on non-accrual status rose to 3.0%, compared to 2.1% the previous

quarter. The 2Q 2025 Earnings Press Release also revealed an increase of 5.3% in the Company's

total investment portfolio at fair value and amortized cost, compared to 3.5% in the prior quarter.

The 2Q 2025 Earnings Press Release quoted Defendant Forman who stated that the Company's

"operating results and corresponding net asset value" were merely "impacted by company specific

issues affecting four portfolio companies, each of which have been discussed on prior earnings

calls."

135.    On an earnings call held the same day (the "2Q 2025 Earnings Call"), Defendant

Pietrzak elaborated on the four portfolio companies that negatively impacted the Company.

Specifically, Defendant Pietrzak identified the four companies and discussed how the Company

was planning on stabilizing its operations, stating in relevant part:

> While our portfolio and the private credit market in general both continue to
> demonstrate stability, *we experienced an increase in nonaccruals this quarter due
> to specific situations with 4 companies. Three of these companies are larger
> investments in our portfolio, which accounted for the negative move in our net
> asset value during the quarter.* Comments regarding the 4 companies are as
> follows. Our first lien, last-out positions in *Production Resource Group, or PRG,
> were added to nonaccrual, contributing $198 million of cost and $122 million of
> fair value collectively*. PRG is a legacy investment, which was initially restructured
> in 2020. Industry-wide stress and heightened competition has led to significant
> pricing erosion, and as such, *the company's performance has significantly
> underperformed expectations in 2025*. As a result, we reduced the value of our
> investment and placed our first lien, last-out securities on nonaccrual. We are
> working toward a full restructuring of the business, and we'll provide updates as
> they become available.

Our first lien senior secured positions in *48forty were added to nonaccrual* during the quarter, contributing $188 million of cost and $91 million of fair value collectively. 48forty is one of the nation's largest wood pallet manufacturers and recyclers. *The company has been negatively impacted by post-COVID normalization trends such as inventory destocking*. While the company has continued to make interest payments, we made the decision to place the investment on nonaccrual status as we work through next steps with the company and the sponsor.

FSK's second-out first lien loan to *Kellermeyer Bergensons Services, or KBS, was added to nonaccrual*, contributing $94 million of cost and $48 million of fair value. KBS is a large provider of janitorial and cleaning services to nationwide retailers and offices. *The company completed a consensual restructuring in early 2024* and since then has successfully focused on new business development, value creation, operational improvements and cost reductions. *The company's performance has stabilized, and we have received indications of interest in purchasing the business from strategic third parties*. This process is evolving, and we will update the market as we learn more.

Lastly, our first lien and second lien investments in *Worldwise were added to nonaccrual*, contributing $20 million of costs and $11 million of fair value collectively. The company is a pet products provider, *which was restructured during the fourth quarter of 2024*. In connection with the restructuring, the sponsor contributed $42 million of equity, resulting in a $30 million debt paydown at par across KKR funds. *Following the restructuring, the business has faced headwinds from tariffs and softer consumer demand*. We are actively implementing strategic initiatives aimed at stabilizing operations and realizing meaningful cost efficiencies.

While each of these situations is unique to the issuer, our workout team remains actively engaged and is working closely with our advisers and management teams to effectuate the best outcomes possible.

136.    On this news, the price per share of the Company's common stock fell $1.66, or approximately 8.2%, from a price per share of $20.24 at the close of trading on August 6, 2025, to close at $18.58 per share at the close of trading on August 7, 2025. However, the Individual Defendants continued to make false and misleading statements to investors regarding the effectiveness of the Company's portfolio restructuring and the strength of its dividend.

137.    For example, on the same day, the Company filed a Form 10-Q with the SEC for the second quarter of 2025 (the "2Q 2025 Form 10-Q") which was signed by Defendants Forman and Lilly. The 2Q 2025 Form 10-Q also included SOX certifications signed by Defendants Forman and Lilly attesting to the accuracy of the 2Q 2025 Form 10-Q and that the 2Q 2025 Form 10-Q "does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report[.]"

138.    The 2Q 2025 Form 10-Q reaffirmed the financial results reported in the 2Q 2025 Earnings Press Release and represented to investors that the Company's "disclosure controls and procedures were effective to provide reasonable assurance that we would meet our disclosure obligations." Notably, the 2Q 2025 Form 10-Q also stated that "the Company's board of directors is responsible for overseeing the valuation of the Company's portfolio."

139.    Specifically, the 2Q 2025 Form 10-Q stated, in relevant part:

| | June 30, 2025 (Unaudited) | | December 31, 2024 |
|---|---|---|---|
| **Assets** | | | |
| Investments, at fair value | | | |
| Non-controlled/unaffiliated investments (amortized cost—$9,072 and $8,830, respectively) | $ | 8,930 | $ | 8,573 |
| Non-controlled/affiliated investments (amortized cost—$1,180 and $1,128, respectively) | | 1,111 | | 1,140 |
| Controlled/affiliated investments (amortized cost—$4,119 and $4,086, respectively) | | 3,607 | | 3,777 |
| Total investments, at fair value (amortized cost—$14,371 and $14,044, respectively) | $ | 13,648 | $ | 13,490 |
| Cash and cash equivalents | | 244 | | 278 |
| Foreign currency, at fair value (cost—$68 and $17, respectively) | | 68 | | 18 |
| Receivable for investments sold and repaid | | 320 | | 186 |
| Income receivable | | 194 | | 187 |
| Unrealized appreciation on foreign currency forward contracts | | — | | 3 |
| Deferred financing costs | | 24 | | 26 |
| Prepaid expenses and other assets | | 95 | | 31 |
| Total assets | $ | 14,593 | $ | 14,219 |
| **Liabilities** | | | |
| Payable for investments purchased | $ | 3 | $ | 2 |
| Debt (net of deferred financing costs and discount of $44 and $49, respectively)[1] | | 8,041 | | 7,351 |
| Unrealized depreciation on foreign currency forward contracts | | 18 | | 1 |
| Stockholder distributions payable | | 196 | | — |
| Management fees payable | | 53 | | 53 |
| Subordinated income incentive fees payable[2] | | 36 | | 35 |
| Administrative services expense payable | | 6 | | 3 |
| Interest payable | | 80 | | 108 |
| Other accrued expenses and liabilities | | 19 | | 44 |
| Total liabilities | | 8,452 | | 7,597 |
| Commitments and contingencies[3] | | | |
| **Stockholders' equity** | | | |
| Preferred stock, $0.001 par value, 50,000,000 shares authorized, none issued and outstanding | | — | | — |
| Common stock, $0.001 par value, 750,000,000 shares authorized, 280,066,433 and 280,066,433 shares issued and outstanding, respectively | | 0 | | 0 |
| Capital in excess of par value | | 9,284 | | 9,284 |
| Retained earnings (accumulated deficit)[4] | | (3,143) | | (2,662) |
| Total stockholders' equity | | 6,141 | | 6,622 |
| Total liabilities and stockholders' equity | $ | 14,593 | $ | 14,219 |
| Net asset value per share of common stock at period end | $ | 21.93 | $ | 23.64 |

\* \* \*

*The Company's board of directors is responsible for overseeing the valuation of the Company's portfolio investments at fair value as determined in good faith pursuant to the Adviser's valuation policy.* The Company's board of directors has designated the Adviser with day-to-day responsibility for implementing the portfolio valuation process set forth in the Adviser's valuation policy.

\* \* \*

**Evaluation of Disclosure Controls and Procedures**

As required by Rule 13a-15(b) under the Exchange Act, we carried out an evaluation, under the supervision and with the participation of our management, including the chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of June 30, 2025.

*Based on the foregoing, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that we would meet our disclosure obligations.*

***November 5, 2025 Financial Reports***

140.     On November 5, 2025, the Company issued the 3Q 2025 Earnings Press Release. The 3Q 2025 Earnings Press Release quoted Defendant Forman who touted the Company's quarterly distribution strategy and how it will result in an annualized yield of approximately 10% of FS KKR Capital's NAV.

141.     Specifically, the 3Q 2025 Earnings Press Release stated, in relevant part:

**Financial and Operating Highlights for the Quarter Ended September 30, 2025**

• Net investment income of $0.57 per share, compared to $0.62 per share for the quarter ended June 30, 2025

• Adjusted net investment income of $0.57 per share, compared to $0.60 per share for the quarter ended June 30, 2025

• Net asset value of $21.99 per share, compared to $21.93 per share as of June 30, 2025

• Total net realized and unrealized gain of $0.19 per share, compared to a total net realized and unrealized loss of $1.36 per share for the quarter ended June 30, 2025

• Adjusted net realized and unrealized gain(2) of $0.21 per share, compared to adjusted net realized and unrealized loss of $1.34 per share for the quarter ended June 30, 2025

• Earnings (Loss) per Share of $0.76, compared to Earnings (Loss) per Share of $(0.75) for the quarter ended June 30, 2025

\* \* \*

"During the third quarter FSK generated $0.57 per share of Adjusted Net Investment Income, and our Net Asset Value per share increased to $21.99," said Michael C. Forman, Chief Executive Officer and Chairman. "***We are pleased to announce our 2026 quarterly distribution strategy which we currently believe will result in an annualized yield of approximately 10% on our Net Asset Value,***

60

*consistent with the BDC industry's long term yield of 9.0% to 10.0%. We believe this distribution will be attractive on both a relative and absolute basis*."

**Distribution for Fourth Quarter 2025**

As previously announced, on October 8, 2025, FSK's board of directors declared a distribution for the fourth quarter of $0.70 per share, consisting of a base distribution of $0.64 per share and a supplemental distribution of $0.06 per share, which will be paid on or about December 17, 2025 to stockholders of record as of the close of business on December 3, 2025.

\* \* \*

**Portfolio Highlights as of September 30, 2025**

• Total fair value of investments was $13.4 billion of which 63.2% was invested in senior secured securities.

\* \* \*

• As of September 30, 2025, investments on non-accrual status represented 2.9% and 5.0% of the total investment portfolio at fair value and amortized cost, respectively, compared to 3.0% and 5.3% as of June 30, 2025.

142.    On the same day, the Company filed a Form 10-Q with the SEC for the third quarter of 2025 (the "3Q 2025 Form 10-Q") which was signed by Defendants Forman and Lilly. The 3Q 2025 Form 10-Q also included SOX certifications signed by Defendants Forman and Lilly attesting to the accuracy of the 3Q 2025 Form 10-Q and that the 3Q 2025 Form 10-Q "does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report[.]"

143.    The 3Q 2025 Form 10-Q reaffirmed the financial results reported in the 3Q 2025 Earnings Press Release and represented to investors that the Company's "disclosure controls and procedures were effective to provide reasonable assurance that we would meet our disclosure

obligations." Notably, the 3Q 2025 Form 10-Q stated that "the Company's board of directors is responsible for overseeing the valuation of the Company's portfolio."

144.    Specifically, the 3Q 2025 Form 10-Q stated, in relevant part:

| | September 30, 2025 (Unaudited) | | December 31, 2024 |
|---|---|---|---|
| **Assets** | | | |
| Investments, at fair value | | | |
| Non-controlled/unaffiliated investments (amortized cost—$9,075 and $8,830, respectively) | $ | 8,888 | $ 8,573 |
| Non-controlled/affiliated investments (amortized cost—$1,149 and $1,128, respectively) | | 1,085 | 1,140 |
| Controlled/affiliated investments (amortized cost—$3,814 and $4,086, respectively) | | 3,442 | 3,777 |
| Total investments, at fair value (amortized cost—$14,038 and $14,044, respectively) | $ | 13,415 | $ 13,490 |
| Cash and cash equivalents | | 119 | 278 |
| Foreign currency, at fair value (cost—$36 and $17, respectively) | | 36 | 18 |
| Receivable for investments sold and repaid | | 48 | 186 |
| Income receivable | | 209 | 187 |
| Unrealized appreciation on foreign currency forward contracts | | — | 3 |
| Deferred financing costs | | 36 | 26 |
| Prepaid expenses and other assets | | 46 | 31 |
| **Total assets** | $ | 13,909 | $ 14,219 |
| **Liabilities** | | | |
| Payable for investments purchased | $ | 2 | $ 2 |
| Debt (net of deferred financing costs and discount of $50 and $49, respectively)[(1)] | | 7,356 | 7,351 |
| Unrealized depreciation on foreign currency forward contracts | | 15 | 1 |
| Stockholder distributions payable | | 196 | — |
| Management fees payable | | 51 | 53 |
| Subordinated income incentive fees payable[(2)] | | 33 | 35 |
| Administrative services expense payable | | 7 | 3 |
| Interest payable | | 70 | 108 |
| Other accrued expenses and liabilities | | 20 | 44 |
| **Total liabilities** | | 7,750 | 7,597 |
| Commitments and contingencies[(3)] | | | |
| **Stockholders' equity** | | | |
| Preferred stock, $0.001 par value, 50,000,000 shares authorized, none issued and outstanding | | — | — |
| Common stock, $0.001 par value, 750,000,000 shares authorized, 280,066,433 and 280,066,433 shares issued and outstanding, respectively | | 0 | 0 |
| Capital in excess of par value | | 9,284 | 9,284 |
| Retained earnings (accumulated deficit)[(4)] | | (3,125) | (2,662) |
| **Total stockholders' equity** | | 6,159 | 6,622 |
| **Total liabilities and stockholders' equity** | $ | 13,909 | $ 14,219 |
| Net asset value per share of common stock at period end | $ | 21.99 | $ 23.64 |

\* \* \*

*The Company's board of directors is responsible for overseeing the valuation of the Company's portfolio investments at fair value as determined in good faith pursuant to the Adviser's valuation policy.* The Company's board of directors has designated the Adviser with day-to-day responsibility for implementing the portfolio valuation process set forth in the Adviser's valuation policy.

* * *

Evaluation of Disclosure Controls and Procedures As required by Rule 13a-15(b) under the Exchange Act, we carried out an evaluation, under the supervision and with the participation of our management, including the chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of September 30, 2025.

**_Based on the foregoing, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that we would meet our disclosure obligations._**

145.    The above statements in ¶¶ 137-144 were materially false and misleading and failed to disclose, inter alia, that: (1) the Company's ability to restructure its portfolio to minimize the impacts of non-accruing investments was overstated; (2) the valuation of the Company's portfolio was overstated; and (3) as a result, the Company's purported quarterly distribution strategy was out of reach. As a result of the foregoing, the Company's public statements were materially false and misleading at all relevant times.

**The Truth Emerges**

***February 25, 2026 Financial Reports***

146.    The truth fully emerged on February 25, 2026, when the Company issued the FY 2025 Earnings Press Release.  The FY 2025 Earnings Press Release reported a NAV of $20.89, down $1.10 and representing a 5% decline from the previous quarter, and the total value of the Company's investments fell an additional $406 million, down to $13,009 million. The FY 2025 Earnings Press Release also revealed earnings (loss) per share of negative $0.41, down $1.17 and representing a 153.9% decline from the prior quarter, and a total net realized and unrealized loss per share of negative $0.89, down $1.08 and representing a 568.421% decline from the prior quarter. Additionally, the Company's non-accrual investments rose to 3.4%, compared to 2.9% the previous quarter, and the Company's total investment portfolio at fair value and amortized cost

increased by to 5.5%, compared to 5.0% in the previous quarter. Defendant Forman was quoted as stating "As we conclude 2025 and begin looking forward to 2026, we acknowledge specific challenges associated with a few investments which impacted our results during the second and fourth quarters of the year…"

147.    The FY 2025 Earnings Press Release also revealed that the Company had cut its dividend from $0.70 per share to $0.48 per share.

148.    During the FY 2025 Earnings Call, Defendant Pietrzak detailed how the Company's disappointing financial performance reflected recent challenges in certain legacy investments. Additionally, Defendant Pietrzak revealed that the Company's 2026 dividend was not expected to be in the range of 9% of the Company's NAV instead of 10%. Specifically, Defendant Pietrzak stated, in relevant part:

> Thanks, Michael. I'd like to start by focusing on FSK's recent performance. As Michael noted, our recent underperformance reflects challenges in certain legacy investments, including **Production Resource Group, as well as challenges in certain current adviser originated investments such as Medallia, Cubic Corp, KBS and 48forty.**
>
> We are actively engaged in each of these situations and are pursuing company-specific solutions to stabilize performance and maximize recoveries, although we acknowledge each company faces challenges unique to a specific business. We also acknowledge that our nonaccrual assets are higher than we would like, which tempers our near- to intermediate-term view from an NII standpoint.
>
> **Specifically, this means that our 2026 dividend, which we originally believed would equate to approximately 10% of net asset value, may now be more in the range of 9% of net asset value.** Stepping back a bit, focusing on the current adviser's long-term performance. Since the formation of the FS/KKR Advisor 8 years ago, we have originated $34 billion of investments in FSK, generating an unlevered IRR of 9.1% since inception.
>
> \* \* \*
>
> During the fourth quarter, **approximately 50% of net realized and unrealized losses were attributable to 4 investments**: Production Resource Group, Medallia, Peraton and Cubic Corp.

* * *

Nonaccruals relating to the 90% of our portfolio, which has been originated by KKR Credit were 5.1% on a cost basis and 3.1% on a fair value basis as of the end of the fourth quarter. This compares to 3.4% on a cost basis and 1.8% on a fair value basis as of the end of the third quarter.

And while *we acknowledge that this nonaccrual rate is above the long-term BDC industry average cost basis,* nonaccrual rate of approximately 3.8%, we also recognize that this measure is a point-in-time data point. KKR's long-term average cost basis nonaccrual rate since April 2018 is 1.2%.

149.    On this news, the price of the Company's stock fell $2.03 per share, or approximately 15.2%, from a close of $13.32 per share on February 25, 2026, to close at $11.29 per share on February 26, 2026.

## DAMAGES TO FS KKR CAPITAL

150.    As a direct and proximate result of the Individual Defendants' conduct, FS KKR Capital has lost and expended, and will continue to lose and expend, many millions of dollars.

151.    Such expenditures include, but are not limited to, legal fees, costs, and any payments for resolution of or to satisfy a judgment associated with the Securities Class Action filed against the Company, its CEO, and its CFO and amounts paid to outside lawyers, accountants, and investigators in connection thereto.

152.    Such expenditures also include, but are not limited to, fees, costs, and any payments for resolution of or to satisfy judgments associated with any other lawsuits filed against the Company or the Individual Defendants based on the misconduct alleged herein, and amounts paid to outside lawyers, accountants, and investigators in connection thereto.

153.    Such expenditures will also include costs incurred in any internal investigations pertaining to violations of law, costs incurred in defending any investigations or legal actions taken

against the Company due to its violations of law, and payments of any fines or settlement amounts associated with the Company's violations.

154.    Additionally, these expenditures include, but are not limited to, unjust compensation, benefits, and other payments paid to the Individual Defendants who breached their fiduciary duties to the Company.

155.    As a direct and proximate result of the Individual Defendants' conduct, FS KKR Capital has also suffered and will continue to suffer a loss of reputation and goodwill, and a "liar's discount" that will plague the Company's stock in the future due to the Company's and their misrepresentations and the Individual Defendants' breaches of fiduciary duties, unjust enrichment, abuse of control, and gross mismanagement.

## DERIVATIVE ALLEGATIONS

156.    Plaintiff brings this action derivatively and for the benefit of FS KKR Capital to redress injuries suffered, and to be suffered, as a result of the Individual Defendants' breaches of their fiduciary duties as directors and/or officers of FS KKR Capital, gross mismanagement, abuse of control, waste of corporate assets, unjust enrichment, and violations of the Exchange Act.

157.    FS KKR Capital is named solely as a nominal party in this action. This is not a collusive action to confer jurisdiction on this Court that it would not otherwise have.

158.    Plaintiff is, and has been at all relevant times, a shareholder of FS KKR Capital. Plaintiff will adequately and fairly represent the interests of FS KKR Capital in enforcing and prosecuting its rights, and, to that end, has retained competent counsel, experienced in derivative litigation, to enforce and prosecute this action.

## DEMAND FUTILITY ALLEGATIONS

159.    Plaintiff incorporates by reference and re-alleges each and every allegation stated above as if fully set forth herein.

160.    A pre-suit demand on the Board of FS KKR Capital is futile and, therefore, excused. At the time of filing of this action, the Board consists of the following eleven individuals: Defendants Forman, Adams, Ford, Goldstein, Hagan, Harrow, Hopkins, Kropp, Imasogie, Pietrzak, and Sandler (the "Director-Defendants"). Plaintiff needs only to allege demand futility as to six of the eleven Director-Defendants that were on the Board at the time this action was commenced.

161.    Demand is excused as to all of the Director-Defendants because each one of them faces, individually and collectively, a substantial likelihood of liability as a result of the scheme they engaged in knowingly or recklessly to make and/or cause the Company to make false and misleading statements and omissions of material fact, which renders the Director-Defendants unable to impartially investigate the charges and decide whether to pursue action against themselves and the other perpetrators of the scheme.

162.    In complete abdication of their fiduciary duties, the Director-Defendants either knowingly or recklessly participated in making and/or causing the Company to make the materially false and misleading statements alleged herein. The fraudulent scheme was intended to make the Company appear more profitable and attractive to investors. Moreover, the Director-Defendants caused the Company to fail to maintain adequate internal controls while Defendant Imasogie engaged in lucrative insider sales netting proceeds of approximately $900,034. As a result of the foregoing, the Director-Defendants breached their fiduciary duties, face a substantial likelihood of liability, are not disinterested, and demand upon them is futile, and this excused.

163.     Additional reasons that demand on Defendant Forman is futile follow. Defendant Forman has served as the Company's CEO and as a Company director since 2007. The Company provides Defendant Forman with his principal occupation, for which  he receives handsome compensation. Thus, as the Company admits, he is not an independent director. As the Company's highest officer, he conducted little, if any, oversight of the Company's engagement in the scheme to make false and misleading statements, consciously disregarded his duties to monitor such controls over reporting and engagement in the scheme, and consciously disregarded his duties to protect corporate assets. In addition, during the Relevant Period, he failed to correct the false and misleading statements alleged herein and personally made many of the false and misleading statements alleged herein. Defendant Forman signed the false and misleading Forms 10-Q and 10-K filed by the Company during the Relevant Period and referred to above, as well as the associated SOX certifications. Defendant Forman solicited the 2024 Proxy Statement, which contained false and misleading statements and resulted in, *inter alia*, the re-election Defendants Ford, Goldstein, Imasogie, and Pietrzak, thereby allowing them to continue to breach their fiduciary duties to the Company. Defendant Forman also solicited the 2025 Proxy Statement, which contained false and misleading statements and resulted in, *inter alia*, the re-election of himself and Defendants Adams and Hopkins, thereby allowing them to continue to breach their fiduciary duties to the Company. Moreover, Defendant Forman is a defendant in the Securities Class Action. For these reasons too, Defendant Forman breached his fiduciary duties, faces a substantial likelihood of liability, is not independent or disinterested, and thus demand upon him is futile and, therefore, excused.

164.     Additional reasons that demand on Defendant Adams is futile follow. Defendant Adams has served as a Company director since 2018. She also serves as a member of the Valuation Committee. The Company provides Defendant Adams with handsome compensation for her role

as a director. As a trusted, long-time Company director, she conducted little, if any, oversight of the Company's engagement in the scheme to make false and misleading statements, consciously disregarded her duties to monitor such controls over reporting and engagement in the scheme, and consciously disregarded her duties to protect corporate assets. Additionally, Defendant Adams signed the false and misleading 2024 Form 10-K. Defendant Adams solicited the 2024 Proxy Statement, which contained false and misleading statements and resulted in, *inter alia*, the re-election of Defendants Ford, Goldstein, Imasogie, and Pietrzak thereby allowing them to continue to breach their fiduciary duties to the Company. Defendant Adams also solicited the 2025 Proxy Statement, which contained false and misleading statements and resulted in, *inter alia*, the re-election of herself and Defendants Forman and Hopkins, thereby allowing them to continue to breach their fiduciary duties to the Company. For these reasons, too, Defendant Adams breached her fiduciary duties, faces a substantial likelihood of liability, is not independent or disinterested, and thus demand upon her is futile and, therefore, excused.

165.    Additional reasons that demand on Defendant Ford is futile follow. Defendant Ford has served as a Company director since 2018. He also serves as a member of the Audit Committee and the Compensation Committee. The Company provides Defendant Ford with handsome compensation for his role as a director. As a trusted, long-time Company director, he conducted little, if any, oversight of the Company's engagement in the scheme to make false and misleading statements, consciously disregarded his duties to monitor such controls over reporting and engagement in the scheme, and consciously disregarded his duties to protect corporate assets. Additionally, Defendant Ford signed the false and misleading 2024 Form 10-K. Defendant Ford solicited the 2024 Proxy Statement, which contained false and misleading statements and resulted in, *inter alia*, the re-election of himself and Defendants Goldstein, Imasogie, and Pietrzak thereby

69

allowing them to continue to breach their fiduciary duties to the Company. Defendant Ford also solicited the 2025 Proxy Statement, which contained false and misleading statements and resulted in, *inter alia*, the re-election of Defendants Forman, Adams, and Hopkins, thereby allowing them to continue to breach their fiduciary duties to the Company. For these reasons, too, Defendant Ford breached his fiduciary duties, faces a substantial likelihood of liability, is not independent or disinterested, and thus demand upon him is futile and, therefore, excused.

166.    Additional reasons that demand on Defendant Goldstein is futile follow. Defendant Goldstein has served as a Company director since 2018. He also serves as a member of the Valuation Committee. The Company provides Defendant Goldstein with handsome compensation for his role as a director. As a trusted, long-time Company director, he conducted little, if any, oversight of the Company's engagement in the scheme to make false and misleading statements, consciously disregarded his duties to monitor such controls over reporting and engagement in the scheme, and consciously disregarded his duties to protect corporate assets. Additionally, Defendant Goldstein signed the false and misleading 2024 Form 10-K. Defendant Goldstein solicited the 2024 Proxy Statement, which contained false and misleading statements and resulted in, *inter alia*, the re-election of himself and Defendants Ford, Imasogie, and Pietrzak thereby allowing them to continue to breach their fiduciary duties to the Company. Defendant Goldstein also solicited the 2025 Proxy Statement, which contained false and misleading statements and resulted in, *inter alia*, the re-election of Defendants Forman, Adams, and Hopkins, thereby allowing them to continue to breach their fiduciary duties to the Company. For these reasons, too, Defendant Goldstein breached his fiduciary duties, faces a substantial likelihood of liability, is not independent or disinterested, and thus demand upon him is futile and, therefore, excused.

167.    Additional reasons that demand on Defendant Hagan is futile follow. Defendant

Hagan has served as a Company director since 2011. He also serves as a member of the Nominating

and Corporate Governance Committee. The Company provides Defendant Hagan with handsome

compensation for his role as a director. As a trusted, long-time Company director, he conducted

little, if any, oversight of the Company's engagement in the scheme to make false and misleading

statements, consciously disregarded his duties to monitor such controls over reporting and

engagement in the scheme, and consciously disregarded his duties to protect corporate assets.

Additionally, Defendant Hagan signed the false and misleading 2024 Form 10-K. Defendant

Hagan solicited the 2024 Proxy Statement, which contained false and misleading statements and

resulted in, *inter alia*, the re-election of Defendants Ford, Goldstein, Imasogie, and Pietrzak

thereby allowing them to continue to breach their fiduciary duties to the Company. Defendant

Hagan also solicited the 2025 Proxy Statement, which contained false and misleading statements

and resulted in, *inter alia*, the re-election of Defendants Forman, Adams, and Hopkins, thereby

allowing them to continue to breach their fiduciary duties to the Company. For these reasons, too,

Defendant Hagan breached his fiduciary duties, faces a substantial likelihood of liability, is not

independent or disinterested, and thus demand upon him is futile and, therefore, excused.

168.    Additional reasons that demand on Defendant Harrow is futile follow. Defendant

Harrow has served as a Company director since 2010. He also serves as the Chair of the

Nominating and Corporate Governance Committee. The Company provides Defendant Harrow

with handsome compensation for his role as a director. As a trusted, long-time Company director,

he conducted little, if any, oversight of the Company's engagement in the scheme to make false

and misleading statements, consciously disregarded his duties to monitor such controls over

reporting and engagement in the scheme, and consciously disregarded his duties to protect corporate assets. Additionally, Defendant Harrow signed the false and misleading 2024 Form 10-K. Defendant Harrow solicited the 2024 Proxy Statement, which contained false and misleading statements and resulted in, *inter alia*, the re-election of Defendants Ford, Goldstein, Imasogie, and Pietrzak thereby allowing them to continue to breach their fiduciary duties to the Company. Defendant Harrow also solicited the 2025 Proxy Statement, which contained false and misleading statements and resulted in, *inter alia*, the re-election of Defendants Forman, Adams, and Hopkins, thereby allowing them to continue to breach their fiduciary duties to the Company. For these reasons, too, Defendant Harrow breached his fiduciary duties, faces a substantial likelihood of liability, is not independent or disinterested, and thus demand upon him is futile and, therefore, excused.

169.     Additional reasons that demand on Defendant Hopkins is futile follow. Defendant Hopkins has served as a Company director since 2018. He also serves as a member of the Valuation Committee. The Company provides Defendant Hopkins with handsome compensation for his role as a director. As a trusted, long-time Company director, he conducted little, if any, oversight of the Company's engagement in the scheme to make false and misleading statements, consciously disregarded his duties to monitor such controls over reporting and engagement in the scheme, and consciously disregarded his duties to protect corporate assets. Additionally, Defendant Hopkins signed the false and misleading 2024 Form 10-K. Defendant Hopkins solicited the 2024 Proxy Statement, which contained false and misleading statements and resulted in, *inter alia*, the re-election of Defendants Ford, Goldstein, Imasogie, and Pietrzak thereby allowing them to continue to breach their fiduciary duties to the Company. Defendant Hopkins also solicited the 2025 Proxy Statement, which contained false and misleading statements and resulted in, *inter alia*, the re-election of himself and Defendants Forman and Adams thereby allowing them to continue to

breach their fiduciary duties to the Company. For these reasons, too, Defendant Hopkins breached his fiduciary duties, faces a substantial likelihood of liability, is not independent or disinterested, and thus demand upon him is futile and, therefore, excused.

170.    Additional reasons that demand on Defendant Kropp is futile follow. Defendant Kropp has served as a Company director since 2018. He also serves as the Chair of the Valuation Committee and as a member of the Audit Committee and the Compensation Committee. The Company provides Defendant Kropp with handsome compensation for his role as a director. As a trusted, long-time Company director, he conducted little, if any, oversight of the Company's engagement in the scheme to make false and misleading statements, consciously disregarded his duties to monitor such controls over reporting and engagement in the scheme, and consciously disregarded his duties to protect corporate assets. Additionally, Defendant Kropp signed the false and misleading 2024 Form 10-K. Defendant Kropp solicited the 2024 Proxy Statement, which contained false and misleading statements and resulted in, *inter alia*, the re-election of Defendants Ford, Goldstein, Imasogie, and Pietrzak thereby allowing them to continue to breach their fiduciary duties to the Company. Defendant Kropp also solicited the 2025 Proxy Statement, which contained false and misleading statements and resulted in, *inter alia*, the re-election of Defendants Forman, Adams, and Hopkins, thereby allowing them to continue to breach their fiduciary duties to the Company. For these reasons, too, Defendant Kropp breached his fiduciary duties, faces a substantial likelihood of liability, is not independent or disinterested, and thus demand upon him is futile and, therefore, excused.

171.    Additional reasons that demand on Defendant Imasogie is futile follow. Defendant Imasogie has served as a Company director since 2018. He also serves as a member of the Audit Committee, Compensation Committee, and the Valuation Committee. The Company provides

Defendant Imasogie with handsome compensation for his role as a director. As a trusted, long-time Company director, he conducted little, if any, oversight of the Company's engagement in the scheme to make false and misleading statements, consciously disregarded his duties to monitor such controls over reporting and engagement in the scheme, and consciously disregarded his duties to protect corporate assets. Additionally, Defendant Imasogie signed the false and misleading 2024 Form 10-K. Defendant Imasogie solicited the 2024 Proxy Statement, which contained false and misleading statements and resulted in, *inter alia*, the re-election of himself and Defendants Ford, Goldstein, and Pietrzak thereby allowing them to continue to breach their fiduciary duties to the Company. Defendant Imasogie also solicited the 2025 Proxy Statement, which contained false and misleading statements and resulted in, *inter alia*, the re-election of Defendants Forman, Adams, and Hopkins, thereby allowing them to continue to breach their fiduciary duties to the Company. Further, Defendant Imasogie's insider sale during the Relevant Period demonstrates his motive in participating in the scheme. For these reasons, too, Defendant Imasogie breached his fiduciary duties, faces a substantial likelihood of liability, is not independent or disinterested, and thus demand upon him is futile and, therefore, excused.

172.    Additional reasons that demand on Defendant Pietrzak is futile follow. Defendant Pietrzak has served as the Company's President since 2025, the Company's Co-President from 2019 through 2025, the Company's CIO since April 2018, and as a Company director since 2022. The Company provides Defendant Pietrzak with his principal occupation, for which the he receives handsome compensation. Thus, as the Company admits, he is not an independent director. As a long-time trusted Company director and officer, he conducted little, if any, oversight of the Company's engagement in the scheme to make false and misleading statements, consciously disregarded his duties to monitor such controls over reporting and engagement in the scheme, and

consciously disregarded his duties to protect corporate assets. In addition, during the Relevant Period, he failed to correct the false and misleading statements alleged herein and personally made many of the false and misleading statements alleged herein. Defendant Pietrzak also signed the false and misleading 2024 Form 10-K. Defendant Pietrzak solicited the 2024 Proxy Statement, which contained false and misleading statements and resulted in, *inter alia*, the re-election himself and Defendants Ford, Goldstein, and Imasogie, thereby allowing them to continue to breach their fiduciary duties to the Company. Defendant Pietrzak also solicited the 2025 Proxy Statement, which contained false and misleading statements and resulted in, *inter alia*, the re-election of Defendants Forman, Adams and Hopkins, thereby allowing them to continue to breach their fiduciary duties to the Company. For these reasons too, Defendant Pietrzak breached his fiduciary duties, faces a substantial likelihood of liability, is not independent or disinterested, and thus demand upon him is futile and, therefore, excused.

173.    Additional reasons that demand on Defendant Sandler is futile follow. Defendant Sandler has served as a Company director since 2019. She also serves as a member of the Valuation Committee. The Company provides Defendant Sandler with handsome compensation for her role as a director. As a trusted, long-time Company director, she conducted little, if any, oversight of the Company's engagement in the scheme to make false and misleading statements, consciously disregarded her duties to monitor such controls over reporting and engagement in the scheme, and consciously disregarded her duties to protect corporate assets. Additionally, Defendant Sandler signed the false and misleading 2024 Form 10-K. Defendant Sandler solicited the 2024 Proxy Statement, which contained false and misleading statements and resulted in, *inter alia*, the re-election of Defendants Ford, Goldstein, Imasogie, and Pietrzak thereby allowing them to continue to breach their fiduciary duties to the Company. Defendant Sandler also solicited the 2025 Proxy

Statement, which contained false and misleading statements and resulted in, *inter alia*, the re-election of Defendants Forman, Adams. and Hopkins, thereby allowing them to continue to breach their fiduciary duties to the Company. For these reasons, too, Defendant Sandler breached her fiduciary duties, faces a substantial likelihood of liability, is not independent or disinterested, and thus demand upon her is futile and, therefore, excused.

174.    Additional reasons that demand on the Board is futile follow.

175.    The Company's Forms 10-Q and 10-K filed during the Relevant Period note that "the Company's board of directors is responsible for overseeing the valuation of the Company's portfolio." Thus, the Director-Defendants were aware or recklessly disregarded the true valuation of the Company's portfolio. Thus, the Director-Defendants breached their fiduciary duties, are not independent or disinterested, and thus demand is excused as to them.

176.    Defendants Ford (as Chair), Kropp and Imasogie (the "Audit Committee Defendants") served as members of the Audit Committee at all relevant times. As such, they were responsible for the effectiveness of the Company's internal controls, the truth and accuracy of the Company's financial statements, and the Company's compliance with applicable laws and regulations. During the Relevant Period, they violated the Audit Committee Charter by engaging in or permitting the Company to engage in the dissemination of materially false and misleading statements to the public and to facilitate the Individual Defendants' violations of law, including breaches of fiduciary duty and violations of the Exchange Act; failed to adequately exercise their risk management and risk assessment functions; and failed to ensure adequate Board oversight of the Company's internal control over financial reporting, disclosure controls and procedures, and the Audit Committee Charter. Thus, the Audit Committee Defendants breached their fiduciary duties, are not independent or disinterested, and thus demand is excused as to them.

177.    In violation of the Code of Ethics, the Director-Defendants conducted little, if any, oversight of the Company's engagement in the Individual Defendants' scheme to cause the Company to issue materially false and misleading statements to the public, and to facilitate and disguise the Individual Defendants' violations of law, including breaches of fiduciary duty, unjust enrichment, abuse of control, waste of corporate assets, and violations of the Exchange Act. In violation of the Code of Ethics, the Director-Defendants failed to maintain the accuracy of Company records; protect and ensure the efficient use of Company assets; comply with all applicable laws, rules, and regulations; and properly report violations of the Code of Ethics and applicable laws, rules, and regulations. Thus, the Director-Defendants face a substantial likelihood of liability, and demand is futile as to them.

178.    FS KKR Capital has been and will continue to be exposed to significant losses due to the wrongdoing complained of herein, yet the Director-Defendants have not filed any lawsuits against themselves or others who were responsible for that wrongful conduct to attempt to recover for FS KKR Capital any part of the damages FS KKR Capital suffered and will continue to suffer thereby. Thus, any demand upon the Director-Defendants would be futile.

179.    The Individual Defendants' conduct described herein and summarized above could not have been the product of legitimate business judgment as it was based on bad faith and intentional, reckless, or disloyal misconduct. Thus, none of the Director-Defendants can claim exculpation from their violations of duty pursuant to the Company's charter (to the extent such a provision exists). As a majority of the Director-Defendants face a substantial likelihood of liability, they are self-interested in the transactions challenged herein and cannot be presumed to be capable of exercising independent and disinterested judgment about whether to pursue this action on behalf of the shareholders of the Company. Accordingly, demand is excused as being futile.

180.    The acts complained of herein constitute violations of fiduciary duties owed by FS KKR Capital's officers and directors, and these acts are incapable of ratification.

181.    The Director-Defendants may also be protected against personal liability for their acts of mismanagement and breaches of fiduciary duty alleged herein by directors' and officers' liability insurance if they caused the Company to purchase it for their protection with corporate funds, i.e., monies belonging to the stockholders of FS KKR Capital. If there is a directors' and officers' liability insurance policy covering the Director-Defendants, it may contain provisions that eliminate coverage for any action brought directly by the Company against the Director-Defendants, known as, *inter alia*, the "insured-versus-insured exclusion." As a result, if the Director-Defendants were to sue themselves or certain of the officers of FS KKR Capital, there would be no directors' and officers' insurance protection. Accordingly, the Director-Defendants cannot be expected to bring such a suit. On the other hand, if the suit is brought derivatively, as this action is brought, such insurance coverage, if such an insurance policy exists, will provide a basis for the Company to effectuate a recovery. Thus, demand on the Director-Defendants is futile and, therefore, excused.

182.    If there is no directors' and officers' liability insurance, then the Director-Defendants will not cause FS KKR Capital to sue the Individual Defendants named herein, since, if they did, they would face a large uninsured individual liability. Accordingly, demand is futile in that event, as well.

183.    Thus, for all of the reasons set forth above, all of the Director-Defendants, and, if not all of them, at least six of the Director-Defendants, cannot consider a demand with disinterestedness and independence. Consequently, a demand upon the Board is excused as futile.

## FIRST CLAIM

**Against the Defendants Forman, Adams, Ford, Goldstein, Hagan, Harrow, Hopkins, Kropp, Imasogie, Pietrzak, and Sandler for Violations of Section 14(a) of the Securities Exchange Act of 1934**

184.    Plaintiff incorporates by reference and re-alleges each and every allegation set forth above, as though fully set forth herein.

185.    Section 14(a) of the Exchange Act, 15 U.S.C. § 78n(a)(1), provides that "[i]t shall be unlawful for any person, by use of the mails or by any means or instrumentality of interstate commerce or of any facility of a national securities exchange or otherwise, in contravention of such rules and regulations as the [SEC] may prescribe as necessary or appropriate in the public interest or for the protection of investors, to solicit or to permit the use of his name to solicit any proxy or consent or authorization in respect of any security (other than an exempted security) registered pursuant to section 12 of this title [15 U.S.C. § 78l]."

186.    Rule 14a-9, promulgated pursuant to § 14(a) of the Exchange Act, provides that no proxy statement shall contain "any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading." 17 C.F.R. §240.14a-9.

187.    Under the direction and watch of the Defendants Forman, Adams, Goldstein, Hagan, Harrow, Kropp, Imasogie, Pietrzak, and Sandler, the 2024 and 2025 Proxy Statements failed to disclose, *inter alia*, that: (1) although the Company claimed its officers and directors adhered to the Code of Ethics, the Individual Defendants violated these policies either without waivers or without such waivers being disclosed; and (2) contrary to the descriptions of the Board's and its committees' risk oversight functions, the Board and its committees were not adequately

exercising these functions and were causing or permitting the Company to issue false and misleading statements.

188.    The 2024 and 2025 Proxy Statements also failed to disclose that: (1) the Company's ability to restructure its portfolio to minimize the impacts of non-accruing investments was overstated; (2) the valuation of the Company's portfolio was overstated; and (3) as a result, the Company's purported quarterly distribution strategy was out of reach. As a result of the foregoing, the Individual Defendants caused the Company's public statements to be materially false and misleading at all relevant times.

189.    In the exercise of reasonable care, Defendants Forman, Adams, Goldstein, Hagan, Harrow, Kropp, Imasogie, Pietrzak, and Sandler knew or should have known that by misrepresenting or failing to disclose the foregoing material facts, the statements contained in the 2024 Proxy Statement were materially false and misleading. The misrepresentations and omissions were material to Plaintiff in voting on the matters set forth for shareholder determination in the 2024 Proxy Statement including, but not limited to, the re-election of the Defendants Ford, Goldstein, Imasogie, and Pietrzak.

190.    As a result of Defendants Forman, Adams, Goldstein, Hagan, Harrow, Kropp, Imasogie, Pietrzak, and Sandler causing the 2024 Proxy Statement to be false and misleading, Company shareholders voted, *inter alia*, to: (1) re-elect Defendants Ford, Goldstein, Imasogie, and Pietrzak to the Board, thereby allowing them to continue breaching their fiduciary duties to the Company; and (2) to approve a proposal to allow the Company in future offering to sell its shares below its NAV in order to provide flexibility for future sales.

191.    In the exercise of reasonable care, Defendants Forman, Adams, Goldstein, Hagan, Harrow, Kropp, Imasogie, Pietrzak, and Sandler knew or should have known that by

misrepresenting or failing to disclose the foregoing material facts, the statements contained in the 2025 Proxy Statement were materially false and misleading. The misrepresentations and omissions were material to Plaintiff in voting on the matters set forth for shareholder determination in the 2025 Proxy Statement including, but not limited to, the re-election of the Defendants Forman, Adams, and Hopkins.

192.    As a result of Defendants Forman, Adams, Goldstein, Hagan, Harrow, Kropp, Imasogie, Pietrzak, and Sandler causing the 2025 Proxy Statement to be false and misleading, Company shareholders voted, *inter alia*, to: (1) re-elect Defendants Forman, Adams, and Hopkins to the Board, thereby allowing them to continue breaching their fiduciary duties to the Company; and (2) to approve a proposal to allow the Company in future offering to sell its shares below its NAV in order to provide flexibility for future sales.

193.    The Company was damaged as a result of the Individual Defendants' material misrepresentations and omissions in the 2024 and 2025 Proxy Statements.

194.    Plaintiff, on behalf of FS KKR Capital, has no adequate remedy at law.

## SECOND CLAIM
**Against the Individual Defendants for Breach of Fiduciary Duties**

195.    Plaintiff incorporates by reference and re-alleges each and every allegation set forth above, as though fully set forth herein.

196.    Each Individual Defendant owed to the Company the duty to exercise candor, good faith, and loyalty in the management and administration of FS KKR Capital's business and affairs.

197.    Each of the Individual Defendants violated and breached his or her fiduciary duties of candor, good faith, loyalty, reasonable inquiry, oversight, and supervision.

198.    The Individual Defendants' conduct set forth herein was due to their intentional or reckless breach of the fiduciary duties they owed to the Company, as alleged herein. The Individual

Defendants intentionally or recklessly breached or disregarded their fiduciary duties to protect the rights and interests of FS KKR Capital.

199.    In breach of their fiduciary duties owed to FS KKR Capital, the Individual Defendants willfully or recklessly caused the Company to make false and/or misleading statements and/or omissions of material fact that failed to disclose, *inter alia*, that: (1) the Company's ability to restructure its portfolio to minimize the impacts of non-accruing investments was overstated; (2) the valuation of the Company's portfolio was overstated; and (3) as a result, the Company's purported quarterly distribution strategy was out of reach. As a result of the foregoing, the Individual Defendants caused the Company's public statements to be materially false and misleading at all relevant times.

200.    In further breach of their fiduciary duties, the Individual Defendants failed to correct and/or caused the Company to fail to correct the false and/or misleading statements and/or omissions of material fact referenced herein, which renders them personally liable to the Company for breaching their fiduciary duties.

201.    Also in breach of their fiduciary duties, the Individual Defendants caused the Company to fail to maintain adequate internal controls, while Defendant Imasogie engaged in lucrative insider trading, netting proceeds of approximately $900,034.

202.    The Individual Defendants had actual or constructive knowledge that the Company issued materially false and misleading statements, and they failed to correct the Company's public statements and representations. The Individual Defendants had actual knowledge of the misrepresentations and omissions of material facts set forth herein, or acted with reckless disregard for the truth, in that they failed to ascertain and to disclose such facts, even though such facts were available to them. Such material misrepresentations and omissions were committed knowingly or

recklessly and for the purpose and effect of artificially inflating the price of FS KKR Capital's securities.

203.    The Individual Defendants had actual or constructive knowledge that they had caused the Company to fail to maintain adequate internal controls. The Individual Defendants had actual knowledge that internal controls were not adequately maintained, or acted with reckless disregard for the truth, in that they caused the Company to fail to maintain adequate internal controls, even though such facts were available to them. Such improper conduct was committed knowingly or recklessly and for the purpose and effect of artificially inflating the price of FS KKR Capital's securities. The Individual Defendants, in good faith, should have taken appropriate action to correct the scheme alleged herein and to prevent it from continuing to occur.

204.    These actions were not a good-faith exercise of prudent business judgment to protect and promote the Company's corporate interests.

205.    As a direct and proximate result of the Individual Defendants' breaches of their fiduciary obligations, FS KKR Capital has sustained and continues to sustain significant damages. As a result of the misconduct alleged herein, the Individual Defendants are liable to the Company.

206.    Plaintiff, on behalf of FS KKR Capital, has no adequate remedy at law.

## THIRD CLAIM
### Against the Individual Defendants for Unjust Enrichment

207.    Plaintiff incorporates by reference and re-alleges each and every allegation set forth above, as though fully set forth herein.

208.    By their wrongful acts, violations of law, and false and misleading statements and omissions of material fact that they made and/or caused to be made, the Individual Defendants were unjustly enriched at the expense of, and to the detriment of, FS KKR Capital.

209.    The Individual Defendants either benefitted financially from the improper conduct, or received bonuses, stock options, or similar compensation from FS KKR Capital that was tied to the performance or artificially inflated valuation of FS KKR Capital or received compensation or other payments that were unjust in light of the Individual Defendants' bad faith conduct. This includes lavish compensation, benefits, and other payments provided to the Individual Defendants who breached their fiduciary duties to the Company.

210.    Plaintiff, as a shareholder and a representative of FS KKR Capital, seeks restitution from the Individual Defendants and seeks an order from this Court disgorging all profits, including from insider transactions, benefits, and other compensation, including any performance-based or valuation-based compensation, obtained by the Individual Defendants due to their wrongful conduct and breach of their fiduciary duties.

211.    Plaintiff, on behalf of FS KKR Capital, has no adequate remedy at law.

### FOURTH CLAIM
**Against the Individual Defendants for Abuse of Control**

212.    Plaintiff incorporates by reference and re-alleges each and every allegation set forth above, as though fully set forth herein.

213.    The Individual Defendants' misconduct alleged herein constituted an abuse of their ability to control and influence FS KKR Capital, for which they are legally responsible.

214.    As a direct and proximate result of the Individual Defendants' abuse of control, FS KKR Capital has sustained significant damages. As a direct and proximate result of the Individual Defendants' breaches of their fiduciary obligations of candor, good faith, and loyalty, FS KKR Capital has sustained and continues to sustain significant damages. As a result of the misconduct alleged herein, the Individual Defendants are liable to the Company.

215.    Plaintiff, on behalf of FS KKR Capital, has no adequate remedy at law.

## FIFTH CLAIM
### Against the Individual Defendants for Gross Mismanagement

216.    Plaintiff incorporates by reference and re-alleges each and every allegation set forth above, as though fully set forth herein.

217.    By their actions alleged herein, the Individual Defendants, either directly or through aiding and abetting, abandoned and abdicated their responsibilities and fiduciary duties with regard to prudently managing the assets and business of FS KKR Capital in a manner consistent with the operations of a publicly held corporation.

218.    As a direct and proximate result of the Individual Defendants' gross mismanagement and breaches of duty alleged herein, FS KKR Capital has sustained and will continue to sustain significant damages.

219.    As a result of the misconduct and breaches of duty alleged herein, the Individual Defendants are liable to the Company.

220.    Plaintiff, on behalf of FS KKR Capital, has no adequate remedy at law.

## SIXTH CLAIM
### Against the Individual Defendants for Waste of Corporate Assets

221.    Plaintiff incorporates by reference and re-alleges each and every allegation set forth above, as though fully set forth herein.

222.    The Individual Defendants caused the Company to pay the Individual Defendants excessive salaries and fees, to the detriment of the shareholders and the Company.

223.    As a result of the foregoing, and by failing to properly consider the interests of the Company and its public shareholders, the Individual Defendants have caused FS KKR Capital to waste valuable corporate assets, to incur many millions of dollars of legal liability and/or costs to defend unlawful actions, to engage in internal investigations, to be subject to investigations and

civil inquiries, and to lose financing from investors and business from future customers who no longer trust the Company and its products.

224.    As a result of the waste of corporate assets, the Individual Defendants are each liable to the Company.

225.    Plaintiff, on behalf of FS KKR Capital, has no adequate remedy at law.

**SEVENTH CLAIM**
**Against Defendants Forman and Lilly for Contribution Under Sections 10(b) and 21D of the Exchange Act**

226.    Plaintiff incorporates by reference and re-alleges each and every allegation set forth above, as though fully set forth herein.

227.    FS KKR Capital and Defendants Forman and Lilly are named as defendants in the Securities Class Action, which asserts claims under the federal securities laws for violations of Sections 10(b) and 20(a) of the Exchange Act, and SEC Rule 10b-5 promulgated thereunder. If and when the Company is found liable in the Securities Class Action for these violations of the federal securities laws, the Company's liability will be in whole or in part due to Defendant Forman's and Lilly's willful and/or reckless violations of their obligations as officers and/or directors of the Company.

228.    Defendants Forman and Lilly, because of their positions of control and authority as officers and/or directors of the Company, were able to and did, directly and/or indirectly, exercise control over the business and corporate affairs of the Company, including the wrongful acts complained of herein and in the Securities Class Action.

229.    Accordingly, Defendants Forman and Lilly are liable under 15 U.S.C. § 78j(b), which creates a private right of action for contribution, and Section 21D of the Exchange Act, 15 U.S.C. § 78u-4(f), which governs the application of a private right of action for contribution arising

out of violations of the Exchange Act.

230.    As such, FS KKR Capital is entitled to receive all appropriate contribution or indemnification from Defendants Forman and Lilly.

**PRAYER FOR RELIEF**

FOR THESE REASONS, Plaintiff demands judgment in the Company's favor against all Individual Defendants as follows:

(a)    Declaring that Plaintiff may maintain this action on behalf of FS KKR Capital, and that Plaintiff is an adequate representative of the Company;

(b)    Declaring that the Individual Defendants have breached and/or aided and abetted the breach of their fiduciary duties to FS KKR Capital;

(c)    Determining and awarding to FS KKR Capital the damages sustained by it as a result of the violations set forth above from each of the Individual Defendants, jointly and severally, together with pre-judgment and post-judgment interest thereon;

(d)    Directing FS KKR Capital and the Individual Defendants to take all necessary actions to reform and improve FS KKR Capital's corporate governance and internal procedures to comply with applicable laws and to protect FS KKR Capital and its shareholders from a repeat of the damaging events described herein, including, but not limited to, putting forward for shareholder vote the following resolutions for amendments to the Company's Bylaws or Certificate of Incorporation and the following actions as may be necessary to ensure proper corporate governance policies:

1. a proposal to strengthen the Board's supervision of operations and develop and implement procedures for greater shareholder input into the policies and guidelines of the Board;

2. a provision to permit the shareholders of FS KKR Capital to nominate at

least six candidates for election to the board; and

      3.  a proposal to ensure the establishment of effective oversight of compliance with applicable laws, rules, and regulations.

    (e)      Awarding FS KKR Capital restitution from the Individual Defendants, and each of them;

    (f)      Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys' and experts' fees, costs, and expenses; and

    (g)      Granting such other and further relief as the Court may deem just and proper.

## JURY DEMAND

Plaintiff hereby demands a trial by jury.

Dated: May 12, 2026


**THE BROWN LAW FIRM, P.C.**

*/s/ Elizabeth Donohoe*
Elizabeth Donohoe
Timothy Brown
767 Third Avenue, Suite 2501
New York, NY 10017
Telephone: (516) 922-5427
Facsimile: (516) 344-6204
Email: edonohoe@thebrownlawfirm.net
Email: tbrown@thebrownlawfirm.net

*Counsel for Plaintiff*


## <u>VERIFICATION</u>

I, Theodore Goodman, am a plaintiff in the within action.  I have reviewed the allegations made in this Shareholder Derivative Complaint, know the contents thereof, and authorize its filing. To those allegations of which I have personal knowledge, I believe those allegations to be true. As to those allegations of which I do not have personal knowledge, I rely upon my counsel and their investigation and believe them to be true.

I declare under penalty of perjury that the foregoing is true and correct.  Executed this 11th day of May 2026.

DocuSigned by:

*Theodore Goodman*

3D07C82FE9A34CC...

Theodore Goodman